UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

Index

1.	Message from the Chairman of the Board of Directors	5
2.	Call Notice	7
3.	Participation of the shareholders in the AGOE	9
3.1	Representation through attorney-in-fact	9
4.	Matters to be resolved in the AGO	10
4.1	TO RECEIVE the management accounts and examine, discuss and vote on the Financial Statements of the Company for the fiscal year ended December 31, 2011, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.	10
4.2.	TO RESOLVE on the allocation of the net income for fiscal year 2011 and on distribution of dividends; and	13
4.3	TO ESTABLISH the annual overall remuneration of the administrative Officers and of the members of the Audit Committee	15
5.	Matters to be resolved in the AGE	16
5.1.	TO RESOLVE on alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2012, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company and in any event within this fiscal year, which, if approved, will be applicable also to the payment of dividends and interest on equity to be approved by the Board of Directors as of this date, as per the Proposal of the Board of Directors established in the meeting held on February 29, 2012; and	16
5.2	TO APPROVE the proposal for the amendment of the Company's By-Laws in order to provide for an Executive Committee and to give a general description of its attributes, in terms of the proposal approved at meetings of the Executive Board and of the Board of Directors, held on February 28 and 29, 2012, respectively	16
6.	List of Exhibits:
	Exhibit I. Comments of the administrative officers on the financial condition of the Company – Item 10 of the Reference Form	18
	Exhibit II. Proposal by management for allocation of the net income for the fiscal year – Exhibit 9.1.II of CVM Instruction 481	81
	Exhibit III. Proposal by management for remuneration of the administrative officers – Item 13 of the Reference Form	92
	Exhibit IV. Proposal by management for amendment of the By-laws to include a provision for an Executive Committee.	128
	Exhibit V. Related Documents and Links	155

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the bank.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the bank.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the bank.

Basel Accord, Basel

Set of prudential banking rules disclosed by the Basel Committee on Banking Supervision with the purpose of providing greater robustness to the global financial system. Its principal characteristic is to require a minimum percentage as resulting from dividing a financial institution’s capital stock by its respective assets weighted in accordance with the risk inherent to them. The Basel Accord was initially implemented in Brazil through CMN Resolution No. 2099, of August 17, 1994, as amended, as well as through various regulations issued as from 2006, and providing for minimum amounts of realized capital and reference equity required from Brazilian financial institutions.

AGE

Extraordinary Shareholders’ Meeting of the Company, to be held on April 25, 2012.

AGO

Annual Shareholders’ Meeting of the Company, to be held on April 25, 2012.

AGOE

Annual and Extraordinary Shareholders’ Meetings of the Company to be held on April 25, 2012.

ALCO	Asset-Liability Committee (non-statutory).

Central Bank	Brazilian Central Bank.

Banco Real	Banco ABN AMRO Real S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)

BPS	Earnings/Benefits per Share.

Brazil or country	Federative Republic of Brazil.

Cayman	Santandar Brasil branch, organized in accordance with the laws of the Cayman Islands.

CDI	Interbank Deposit Certificate.

CDB	Bank Deposit Certificate

Cielo	Cielo S.A.(new corporate name for Companhia Brasileira de Meios de Pagamento – Visanet).

CMN	Brazilian Monetary Council.

COFINS	Contribution tax for social security financing.

Bank, Company or Santander Brasil	Banco Santander (Brasil) S.A.

Independent Board Member

According to the Level 2 Regulation, the Independent Counselor is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a controlling shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of counselor (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Board of Directors	The board of directors of the Company.

COSIF	Chart of Accounts for Brazilian Financial Institutions.

Coupon	A product showing price variations linked to U.S. dollar fluctuations and interest rates in Dollar.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).

Executive Board	The Company’s executive board.

Dollar or US$	US dollar.

Call Notice	Call notice published by the Company on March 23, 2012, regarding the AGOE to be held on April 25, 2012.

Getnet	Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.

Federal Government	Government of the Federative Republic of Brazil.

Santander Group Brasil	Santander Brasil and its subsidiaries.

Santander Group Spain	Santander Spain and its subsidiaries.

IASB	International Accounting Standards Board.

Ibovespa

Brazilian stock market performance indicator. Corresponds to the current value of a theoretical portfolio comprising the shares most actively traded on the BM&FBOVESPA, and accounting for 80% of the amount of business and financial volume registered on the BM&FBOVESPA’s spot market and 70% of the capitalization of companies listed on the BM&FBOVESPA. The Ibovespa is constituted from hypothetical investments that reflect not only the changes in share prices, but also the impact of the distribution of proceeds, and is deemed as an indicator that measures the total return of the shares it comprises.

IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards, issued by IASB.

IGP-M	General Market Price Index, disclosed by the Getúlio Vargas Foundation.

CVM Instruction No. 480	CVM Instruction No. 480, of December 7, 2009.

CVM Instruction No. 481	CVM Instruction No. 481 of December 17, 2009

IPCA	Broad Consumer Price Index.

IRRF	Withholding income tax.

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Sarbanes-Oxley Act or SOX	Enacted in the United States on July 30, 2002, aiming at guaranteeing the creation of reliable audit and security tools for companies.

Manual	Manual for participating at the shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

Global Offering

Public offering of shares of Santander Brasil, with issuance of 525,999,000 registered, book-entry Units (each Unit corresponds to 55 Common Shares and 50 Preferred Shares), with no par value, free and clear of any encumbrances and liens, with simultaneous primary public distribution of (i) Units in the non-organized Brazilian over-the-counter market, as provided for in CVM Instruction 400/03, and (ii) Units abroad, in the form of ADRs representing ADSs and registered with SEC, in compliance with the Securities Act.

Reference Equity

Equity composition of financial entities for purposes of calculation of the basic requirements for capital adjustment and operational limits established by the Central Bank, as provided for in CMN Resolution No. 3444, of February 28, 2007

PGBL	Free benefits generating pension plan.

GDP	Gross Domestic Product.

PIS	Social integration program.

ILP Plan	Long-term incentive plan.

Plans	The Global Program, the Local Program and the Deferral Program.

Accounting Practices Adopted in Brazil or BR GAAP

Accounting principles and practices adopted in Brazil in compliance with the Brazilian Corporate Law, CVM rules and instructions, SUSEP rules and instructions for insurance, special savings and supplementary pension plan providers, the recommendations of the Brazilian Institute of Independent Accountants and the resolutions of the Federal Accounting Board, as well as the accounting rules established by the Central Bank for financial companies.

Global Program	Long-term incentive policy intended for executives of Santander Spain and other companies of the Santander Spain Group, with remuneration linked to Santander Spain’s stock.

Local Program	SOP, PSP and SOP 2014.

PSP	Long-term incentive plan - Investment in Santander Brasil Units, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

Real, Reais or R$	Brazilian currency.

Level 2 Regulations	Regulations for differentiated practices of Level 2 Corporate Governance.

TSR	Total shareholder return.

Santander Spain	Banco Santander, S.A.

Santander Seguros	Santander Seguros S.A.

SEC	US Securities and Exchange Commission.

Securities Act	US Securities Act of 1933, as amended.

SELIC	Special Settlement and Custody System.

SOP	Santander Brasil Units options plan, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

SOP 2014	Santander Brasil Units options plan, approved at the extraordinary shareholders’ meeting held on February 7, 2012.

SUSEP	Brazilian Private Insurance Superintendence.

Libor	London Interbank Offered Rate.

National Treasury

Government body responsible for management of Brazil’s public debt. For this purpose, the body raises funds on the financial market through the primary issuance of securities for execution and financing of the federal government’s internal debt.

IT	Information Technology.

TJLP	Long-Term Interest Rate disclosed by the CMN.

TR	Reference rate disclosed by the Central Bank.

Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

VGBL	Free benefits generating pension plan - life.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate in the Annual and Extraordinary Shareholders’ Meetings (“AGOE”) of Santander Brasil, called for April 25, 2012 at 3:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This is the moment when we have the chance to meet each other, and when we, the members of the management of Santander Brasil, can give an account of what we have achieved during 2011, and can share our plans for 2012.

We faced big challenges in 2011. We completed the integration of the Santander and Banco Real platforms, we reorganized our procedures and we reviewed our Mission. We also launched Santander 3.1., an ambitious project with the primary objective of making Santander Brasil the top bank in client preference by 2013.

And so we start 2012 with a strategy of being a simple, agile bank, able to meet our clients’ needs speedily and efficiently, generating positive financial results, staying focused on our sustainable relationships.

This Manual for Participants in Shareholder´s Meetings (“the Manual”) is an example of our practicing a sustainable relationship with you, our shareholder. It is intended to help you take decisions correctly, presenting important points for clarification and providing guidelines on voting.

On the terms of the Call Notice made available to you, in AGO we will resolve on the following matters: (i) to receive the management accounts and examine, discuss and vote on the financial statements of the Company for the fiscal year ended on December 31, 2011; (ii) allocation of the net income for the fiscal ended on December 31, 2011 and distribution of dividends; and (iii) establishment of the overall remuneration of the administrative officers and of the members of the Audit Committee.

Following this, in AGE we will resolve on the following matters: (i) the proposal of alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2012, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company, and in any event within fiscal year 2012; and (ii) the proposal of alteration of the By-laws of Company, in order to include the Executive Committee in its article 23.

To make it easier for you to analyze and assess the matters to be discussed at these abovementioned Meetings, we have added as exhibits to this Manual all the documents relating to the matters included in the Notice of the Meeting, according to the minimum requirements of CVM Instruction No. 481 dated December 17, 2009  ("CVM Instruction 481").

Please read it carefully.  We are at your disposal to clear up any doubts. Please contact us by email to acionistas@santander.com.br  for individual investors and non-financial companies, and to ri@santander.com.br  for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is very important for our Company.

Very truly yours,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

A Publicly-Held Authorized Capital Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”) are hereby invited, pursuant to Article 124 of Law No. 6404/76, to attend the Annual and Extraordinary Shareholders’ Meetings (“AGOE”) to be held on April 25, 2012, at 3:00 p.m., at the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olimpia - São Paulo – State of São Paulo, in order to resolve on the following Agenda:

IN THE ANNUAL SHAREHOLDERS’ MEETING:

(a)       To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2011, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b)       To decide on the destination of the net profit of the fiscal year of 2011 and the distribution of dividends; and

(c)        To fix the annual overall consideration of the Company´s management and members of Audit Committee.

IN THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

(a)       To resolve on alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2012, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company, and in any event within this fiscal year, which, if approved, will be applicable also to the eventual payment of dividends and interest on equity to be as of this date, as per the Proposal of the Board of Directors established in the meeting held on February 29, 2012; and

(b)       To approve the proposal to amend the Company’s By-Laws, in order to provide for an Executive Committee and to give a general description of its attributes, in terms of the proposal approved at meetings of the Executive Board and of the Board of Directors, held on February 28 and 29, 2012, respectively.

General Instructions:

1. Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of participation in the voting capital that is necessary for the requirement of the multiple vote process for election of the members of the Board of Directors is of five percent (5%);

2. The shareholders or their representatives must attend the AGOE bearing the proper identification documents. For the case of representation of a shareholder by an attorney-in-fact, the shareholders must deliver at the head offices of the Company (address shown below), at least seventy-two (72) hours before the AGOE, an instrument of power of attorney granted as required by law; and

3. The documents relating to the matters to be examined and resolved in the AGOE are available for the shareholders (i) at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olímpia - São Paulo – State of São Paulo, 9th floor – Legal Department, where they may be consulted on business days from 10:00 a.m. to 4:00 p.m., and also in the websites (www.santander.com.br/ri  and www.santander.com.br/acionistas  in Dowloand Center); (ii) at the Brazilian Securities and Exchange Commission, at Rua Sete de Setembro No. 111, 5th floor, Queries Center, Rio de Janeiro/State of Rio de Janeiro, or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Delta Plaza Building, São Paulo/State of São Paulo, as well as in its website (www.cvm.gov.br); and (iii) at the BM&F Bovespa S.A. - BM&FBOVESPA (São Paulo Stock, Commodities and Futures Market), at Rua XV de Novembro No. 275 – São Paulo/State of São Paulo and in its website (www.bovespa.com.br).

São Paulo, March 23, 2012.

Celso Clemente Giacometti

Chairman of the Board of Directors

3. Participation of the Shareholders in the AGOE

The shareholders of Santander Brasil may participate in the AGOE personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the AGOE:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the AGOE by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

1The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the AGOE.

However, in order to facilitate the access of the shareholders to the AGOE, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the AGOE.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the AGOE.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

4. Matter to be Resolved in the AGO

4.1 TO TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2011, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by management are the following:

  the Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  a copy of the Financial Statements and Explanatory Notes;
  the opinion of the Independent Auditors;
  a summary of the report of the Audit Committee; and
  the standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on January 31, 2012, and for the consolidated financial statements of the Company in accordance with IFRS, on March 14, 2012. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit V of this Manual.

The management accounts are presented by the Executive Board, in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the AGO, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

 i.                    Consolidated Balance Sheet;

ii.                    Consolidated Statement of Income for the Fiscal Year;

iii.                    Consolidated Statement of Revenues and Expenses;

iv.                    Consolidated Statement of Stockholders’ Equity;

v.                    Consolidated Statement of Cash Flows; and

vi.                    Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for adequate presentation, and designate:

  the principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  the investments in other companies, when relevant;
  the increase of the value of elements of assets resulting from new valuations;
  the real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  the interest rates, the dates of maturity and the guarantees for long-term liabilities;
  the number, kinds and classes of the shares of capital stock;
  the share purchase options granted and exercised in the fiscal year;
  the adjustments to previous fiscal years’ equity;
  the events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must examine in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, is published together with the Financial Statements and contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2011 the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group, recommending their approval by the Board of Directors.

The Financial Statements have December 31, 2011 as their base date and relate to the fiscal year ended on that date.

On January 30, 2012 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company and that they will be forwarded for approval by the shareholders of the Company, on the terms of applicable legislation.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Corporation Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the model of the COSIF and other applicable regulations and legislation. Thus, management recommends their approval without restrictions.

4.2 TO DECIDE on the destination of the net profit of the fiscal year of 2011 and the distribution of dividends

(a) Destination of the Net Income

Management presents the proposal for allocation of the net income for fiscal year 2011 in compliance with the provisions of Article 9, Paragraph One, Item II and relevant Exhibit 9-1-II of CVM Instruction No. 481. The mentioned proposal is shown in Exhibit II to this Manual. We recommend careful reading of the mentioned exhibit.

The net income corresponds to the results assessed in the fiscal year, after deduction of accumulated losses, of the provision for income tax and of the statutory profit sharing of employees and administrative officers, if applicable.

The net income of the Company for fiscal year 2011 was of R$3,570,747 thousand.

The allocation of the net income consists of determination of the portions of the net income: (i) that will be appropriated to profit, legal and statutory reserves, (ii) that will be distributed as dividends, or (iii) will be retained.

Management will present to the annual shareholders’ meeting a proposal of the allocation of the net income for the fiscal year, which will observe the provisions of the Corporation Law and of Article 34 of the Company’s By-Laws:

  a minimum of five percent (5%) to the legal reserve, until it reaches twenty percent (20%) of the capital stock. In a fiscal year in which the balance of the legal reserve, with addition of the amount of the capital reserve, exceeds thirty percent (30%) of the capital stock, it will not be mandatory to allocate a portion of the net income for the fiscal year to the legal reserve;

  twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law for payment of the minimum compulsory dividends to the shareholders;

  the remaining balance, if any, may (a) be allocated to the Reserve for Equalization of Dividends, which will be limited  to fifty percent (50%) of the amount of capital stock and will have the purpose of ensuring funds for payment of dividends, including in the form of interest on equity, or advances thereon, aiming at maintaining the flow of remuneration for the shareholders, when, once this limit is reached, it will be incumbent upon the annual shareholders’ meeting to resolve on the balance, by processing its distribution to the shareholders or by increasing capital stock, or (b) be retained, aiming at the needs of application of capital stipulated in the Company’s General Budget, submitted by management for approval by the Shareholders’ Meeting and reviewed annually by the latter, if it has a duration of more than one fiscal year.

The balance of the Reserve for Equalization of Dividends, added to the balances of the other profit reserves, except for the reserves for unrealized profit and the reserves for contingencies, cannot exceed the amount of capital stock. Once this maximum limit is reached, the shareholders’ meeting may resolve on the application of the excess to payment or increase of capital stock, or to distribution of dividends.

Unallocated profits on the above terms will be distributed as dividends, according to Paragraph Six of Article 202 of the Corporation Law.

Based on the foregoing, management proposes the following allocation for the net income for fiscal year 2011:

1.       5%, corresponding to R$178,537,000.00, to the Legal Reserve;

2.       R$2,901,160.00, on account of dividends and interest on equity to the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 24, May 31, June 21, September 22 and December 21, 2011, of which R$1,550,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,351,000,000.00 in the form of intercalary dividends; and

3.       the remaining balance of net income after the above distributions, amounting to R$491,050,000.00, to the Reserve for Equalization of Dividends accounts, on the terms of Article 34, item III, a, of the By-Laws of the Company.

Management understands that the above proposal of allocation of net income was established in accordance with the legal and statutory obligations that are applicable to the Company, and is in consonance with the objectives and strategies of the Company, whereby management recommends its unrestricted approval.

(b) Distribution of Dividends

The dividend is the amount distributed to the shareholders of a company, in cash, in proportion to the number of shares held, resulting from the profits obtained by a company in the current fiscal year or in previous fiscal years. Participation in the corporate profits is an essential right of the shareholder, as provided in Article 109 of the Corporation Law.

What is the compulsory dividend?

The compulsory dividend, as provided in Article 202 of the Corporation Law, corresponds to a portion of the net income that the company cannot refrain from distributing to its shareholders, and concerns a commitment of minimum distribution. In Santander Brasil the portion relative to the compulsory dividend cannot be less than twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law.

The Company may only pay dividends charged to the net income for the fiscal year, to retaining earnings and to the profit reserves, except for the legal reserve.

As further detailed in Exhibit II to this Manual, management has approved the distribution to the shareholders of a total amount of R$2,901,160.00, on account of dividends and interest on equity for the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 24, May 31, June 21, September 22 and December 21, 2011, of which R$1,550,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,351,000,000.00 in the form of intercalary dividends. These amounts correspond to 93.60%3 of the adjusted net income of the Company, and were paid to the shareholders based on their relevant participation in the capital stock of the Company.

Management understands that the distribution of dividends effected in the course of fiscal year 2011 observed the legal and statutory obligations of the Company and is in consonance with the strategy for remuneration to the shareholders adopted by the Company, whereby it recommends its unrestricted approval.

4.3. TO ESTABLISH the Annual Overall Remuneration of the Administrative Officers and of the Members of the Audit Committee

Management presents a proposal for remuneration of the administrative officers, complying with the provisions of Article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit III to this Manual.

In 2011 the Annual Shareholder´s Meeting held on April 26 approved a total annual remuneration for the managers of the Company, in an amount of up to R$283,540,000 (two hundred and eighty-three million, five hundred and forty thousand Reais) for the 2011 financial year, and for the Audit Committee in an amount of R$3,960,000 (three million nine hundred and sixty thousand Reais) for the twelve-month period from March 24, 2011.

For fiscal year 2012, the amount proposed by management as the overall remuneration of the administrative officers (Board of Directors and Executive Board) for fiscal year 2012 is of up to three hundred million of Reais (R$300,000,000.00), covering fixed remuneration, variable remuneration and the portion that is based on shares.

According to Article 17, item IV of the By-Laws of the Company, it is incumbent upon the Board of Directors to establish the remuneration, the indirect benefits and the other incentives for the Executive Officers, within the overall limit of management remuneration approved by the shareholders’ meeting.

Also, according to Article 6, Paragraph Three of the By-Laws of the Company, the shareholders’ meeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the administrative officers.

3According to BRGAAP criteria.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from March 24, 2012 is of three hundred million, nine hundred and sixty thousand of Reais  (R$3,960,000.00).

5. Matter to be resolved in the AGE

5.1. TO RESOLVE on alteration of the timeframe for payment of dividends and/or interest on equity specifically relative to fiscal year 2012, to not more than one hundred and eighty (180) days counting from the date when declared by the Board of Directors of the Company, and in any event within this fiscal year, which, if approved by the shareholders of the Company, will be applicable also to the payment of dividends and interest on equity to be approved as of this date, as per the Proposal by the Board of Directors made in a meeting held on February 29, 2012.

On the terms of Article 205, Paragraph Three, of the Corporation Law, unless otherwise resolved in the shareholders’ meeting the company will pay dividends within a period of sixty (60) days from the date when declared and, in any event, within the fiscal year.

The proposal approved by the Board of Directors of the Company has the purpose of conferring transparency on the structure of remuneration to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company will be applicable also to the payment of interest on equity to be resolved by the Board of Directors held on March 28, 2012.

For these reasons, management recommends its unrestricted approval.

5.2. TO APPROVE the proposal for the amendment of the Company's By-Laws in order to provide for an Executive Committee and to give a general description of its attributes, in terms of the proposal approved at meetings of the Executive Board and of the Board of Directors, held on February 28 and 29, 2012, respectively.

The Executive Committee of the Company is a decision-making body, made up of the Chief Executive Officer, the Senior Executive Vice-Presidents and the Executive Vice-Presidents, which meets weekly.

The decisions taken by the Executive Committee relate to matters concerning the management of the business, operational support, human resources and allocation of capital, as well as important projects in the areas of technology, infrastructure and services, for Santander Brasil and the other member companies of the Santander economic and financial group in Brazil.

Under the Company’s internal policies, this committee has its own internal regulations which exists to establish its rules of procedure and to specify its powers.

The proposal to set up a statutory Executive Committee, approved by the Board of Directors on February 29, 2012, will make it possible for the structure of the Company’s corporate governance to take on more transparency, since this body, in view of the seniority of its members, discusses and decides matters which are material to the operational and strategic directives of the Company.

For these reasons, the management recommends that the proposal be approved without restrictions.

EXHIBIT I

COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY

(As per sub-paragraph III of Article 9 of CVM Instruction No. 481)

Item 10 of the Reference Form

10.1. The directors must comment on:

a. general financial conditions and assets

Santander Brasil is the third largest private bank in Brazil in terms of assets, with 8.4% market share, as of September 30, 2011, and the only international bank among the five largest banks in Brazil. The operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 72.0% of Brazil’s GDP.

The information in this document is based on the Financial Statements of Santander Brazil and was prepared in accordance with International Financial Reporting Standards (IFRS).

•   Net profit totaled R$7,756 million in 2011, up 5.1% (or R$373 million) in comparison to R$7,383 million recorded in the same period of 2010.

•   Total assets of R$ 399,886 million, growing 6.7% in the last 12 months.

•   Loan portfolio of R$ 194,184 million, up 20.9% in the last 12 months.

•   Saving deposits of R$ 23,293 million, reducing 23.1% in the last 12 months.

•   Total average equity of R$ 47,741 million (excluding average goodwill of R$ 27,975 million).

•   BIS ratio of 19.9% in 2011, decreased 2.2 p.p. in 12 months.

•   Total current account (active and inactive current account, according to the Brazilian Central Bank) totaled 19.3 million.

•   Santander Brasil has a strong distribution platform, which, as of December 31, totaled 2,355 branches, 1,420 on-site service units (located at our corporate customers’ premises) and 18,419 ATMs.

•   Return on average equity adjusted for goodwill was 16.2%, declining by 0.7 p.p. from the same period a year earlier.

General expenses (administrative + personnel) totaled R$ 12,373 million in 2011, up 10.2% from 2010, partially explained by the impact of the expansion of the sales teams.

Administrative expenses amounted to R$ 5,729 million in 2011, up 8.0% in twelve months and Personnel expenses totaled R$ 6,644 million in 2011, up 12.1% in the same period.

The credit portfolio stood at R$ 194,184 million in the fourth quarter of 2011, growing 20.9% in the last 12 months or R$ 33,625 million. The Individual segment grew 24.4% in twelve months and small and medium enterprises (SME) 25.6%, in the same period.

MANAGERIAL BREAKDOWN OF CREDIT (R$ Million)
	2011	2010	Var. (%)	2009
Individuals	63,413	50,981	24.4%	43,200
Consumer finance	30,459	26,969	12.9%	25,101
small and medium enterprises (SME)	47,940	38,178	25.6%	31,448
Corporate	52,373	44,431	17.9%	38,645
Total	194,184	160,559	20.9%	138,394

Total funding, which includes funding from clients and assets under management, reached R$ 293,530 million in December 2011, increased 8.2% compared to the same period of 2010.

FUNDING (R$ Million)	2011	2010	Var. (%)	2009
Demand deposits	13,561	16,131	-15.9%	15,140
Savings deposits	23,293	30,304	-23.1%	25,217
Time deposits	83,942	68,916	21.8%	75,771
Debêntures/ LCI/ LCA¹	39,787	37,892	5.0%	24,962
Letras Financeiras	19,925	6,639	n.a.	-
Funding from clients	180,508	159,882	12.9%	141,090
Assets under management	113,022	111,338	1.5%	98,407
Funding from clients + AUM	293,530	271,220	8.2%	239,497
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

On the first half of 2011, Santander Brasil was focused in the finalization of the integration process with Banco Real and, in the second half of the year, once the integration was finished, the bank started to execute the strategic plan for the 2011-2013 period. The details of this plan were shared with the market on September, 2011, when Santander Brasil attended the Santander Group’s (Spain) Investor Day in London.  Its main strategic priorities, as presented to the market, are as follows:

▪  The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

▪  To intensify the relationship with customers in order to become the bank of choice of our customers;

▪  To increase the commercial punch in key segments/products, such as small and medium enterprises (SMEs), issuer cards, acquiring business, mortgages and auto loans;

▪  To take advantage of cross selling opportunities for products and services;

▪  To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

▪  To maintain its prudent risk management.

Santander Brasil also announced that, in 2012 and 2013, it expects to increase, by a compound annual growth rate, its net profit around 15%, revenues between 14% and 16%, costs (includes amortization) between 11% and 13% and total loan portfolio between 15% and 17%, in accordance with International Financial Reporting Standards (IFRS).

In addition, there was the launch of the plan “Rio 2 mil e sempre”, which aims to increase significantly the presence of the Santander Brasil in Rio de Janeiro State.

This actions show that, with of the end of de integration process, the bank is now much better equipped to develop its business, with highly qualified teams, product’s competitive offerings and a strong communication strategy, and is fully committed to becoming the best and most efficient bank in the country in terms of creating value for its shareholders, ensuring client and employee satisfaction and building an attractive brand. With this in mind, it is engaged in the constant pursuit of simplicity, security, efficiency, profitability and the highest standards of quality.

Positioned as a universal bank focused on retail, Santander Brasil shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative risk management translate this differential, which is based on five main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In the fourth quarter of 2011, Santander Brasil launched several initiatives to improve client service and customer satisfaction, including improvements designed to simplify and speed up systems and processes, such as the unification of call center procedures, more efficient phone service and the replacement of more than 1,300 ATMs.

It also began providing Van Gogh (high income segment) clients with a series of new benefits, offering them support for real estate services during and after purchase, with advisory services and special conditions.

Global Share Offer

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Santander Brasil was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the global offered shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, available at www.santander.com.br and the CVM website and its english version on Form F-1, available on the SEC website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

In view of the preceding, the Santander Brasil Executive Board considers that the Company has the financial and equity conditions required to implement its business plan and to meet its short and medium-term liabilities.

b. Capital structure and possibility of redemption of shares or quotas, indicating:

    i. Case of redemptions

    ii. Formula to calculate the redemption value

Stockholders’ Equity

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

On October 13, 2009, as a result of the Global Share Offering, the capital of Santander Brasil was increased by 525,000.000 Units (totaling 55,125,000 thousand shares, out of which 28,875,000 thousand are common shares and 26,250,000 thousand are preferred shares), each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648, (3,775,343 thousand shares, of which 1,977,561 thousand are ordinary shares and 1,797,782 thousand are preferred shares). The capital increase totaled R$ 12,988,842 thousand net of issuances costs of R$193,616 thousand.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Santander Brasil in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share), all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

Thousands of Reais	2011	2010	2009

Share capital	62,634,585	62,634,585	62,612,455
Reserves	9,950,144	6,094,885	2,161,302
Treasury shares	(112,768)	-	-
Profit for the year attributable to the Parent	7,747,925	7,382,093	5,507,606
Less: dividends and remuneration	(3,175,000)	(3,540,000)	(1,575,000)
Valuation adjustments	968,146	783,755	559,042
Non-controlling interests	18,960	8,076	1,338
Total Equity	78,031,992	73,363,394	69,266,743

Thousands of Reais	2011	2010	2009
Capital structure
Total Liabilities (1)	321,854,090	301,299,289	246,705,833
Total Equity	78,031,992	73,363,394	69,266,743
Total Liabilities and equity	399,886,082	374,662,683	315,972,576

(1) The primary funding source of the Santander Brasil are deposits, being mainly a commercial bank. These deposits, combined with capital and other similar instruments, allow Santander Brasil cover most of the liquidity requirements. The functions of control and management involving the planning requirements of funding, structuring of funding sources to achieve adequate diversification in terms of salaries, instruments and markets and establishment of contingency plans (further discussed on item 10.1.f.) .

Regulatory Capital – Basel Ratio

In line with the Santander Spain Group’s global capital management policy, which entity in the group should have auto-sufficient in capital. As a result, the Santander Brasil funds its operations, primarily, by external funds independently of any entities of Santander Spain Group.

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
Thousands of Reais	2011	2010	2009

Adjusted Tier I Regulatory Capital (2)	48,327,406	44,883,986	42,352,612
Tier II Regulatory Capital	6,642,092	7,433,493	9,972,644
Adjusted Regulatory Capital (Tier I and II) (2)	54,969,498	52,317,479	52,325,256
Required Regulatory Capital	30,431,245	26,019,647	22,483,494
Adjusted Portion of Credit Risk (2) (3)	26,952,908	23,480,589	20,607,792
Market Risk Portions (4)	1,757,599	1,077,100	844,882
Operational Risk Portion	1,720,738	1,461,958	1,030,820
Basel II Ratio	19.9%	22.1%	25.6%
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.

(3) For the portfolio of individuals, the Central Bank Letter 3.515 of December 3,2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles, reduces the risk weight for credit contracted consigned up to July 2011 from 150% to 75% or 100% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

On February 17, 2012 the Central Bank placed in a public hearing for 90 days, the proposed implementation in Brazil of the new recommendations of the Committee on Banking Supervision - Basel III, which will supplement the existing banking rules, creating new parameters for absorption of the systemic risks within the banking system deriving from growth in the offer of credit. Among the measures proposed within the scope Basel III are included more minimum requirements of capital, introduction of requirement of capital for preservation of the finance condition (by means of absorption of losses) and protection against macro-economic risks (preservation capital and countercyclical capital), revision of the applicable operational limits and definition of leveraging ratios.

After implementation of the draft resolution in the Basel III (which is projected for conclusion in 2019), the sum of the amounts that make up the so-called Basel ratio to be observed by financial institutions will go up to thirteen percent (13%), instead of the eleven percent (11%) ratio presently required.

Santander Brasil, according to Bacen Circular no 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Other information

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2011, 2010 and 2009, Santander Brasil classifies for said index.

The possibility of shares or quotas redemption is not applicable, except for cases stipulated on article 44, of the Corporation Law.

c. Payment capacity in relation to financial obligations assumed

The Board of Executive Officers believes that the Company has the financial and capital ability sufficient to attend its liabilities commitments.

The liability capacity management is carried in a dynamic way through defined limits and control models, as determined and approved by the ALCO, which operates under guidelines and procedures established by the Santander Spain Group and the Central Bank. The liability management and control is made by the analysis of  cash flow position, structural liquidity and simulations of potential losses in stress scenarios, and have planning to the fund requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. These controls, added by the policy to maintain a minimum liquidity margin, ensure sufficient resources to honor customer deposits and other liabilities, lending and financing to customers, meet the needs of working capital for investments and to face eventual risks related to a liquidity crises.

Santander Brasil manages the risks inherent to the activity of the commercial bank activities, such as the structural risks of interest rates, liquidity and exchange rates. The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which the Santander Brasil operates.

The following table shows the gaps between the reprising dates of financial assets and financial liabilities of different maturities as of December 31, 2011 (liquidity position):

	On	Up to	3 to	1 to	3 to	After	2011	2010	2009
Thousands of Reais	demand	3 Months	12 Months	3 Years	5 Years	5 Years	Total

Assets:
Cash and balances with the Brazilian Central Bank	48,330,086	10,073,723	7,534,194	-	-	-	65,938,003	56,800,151	27,269,012
Debt instruments	-	6,498,289	5,795,261	25,972,025	12,507,634	18,118,048	68,891,257	62,256,227	57,510,932
Equity instruments	2,130,575	-	-	-	-	-	2,130,575	22,435,327	17,991,746
Loans and amounts due from credit institutions	5,731,172	2,309,372	2,199,399	1,189,022	1,919,282	6,341,427	19,689,674	22,998,216	26,202,578
Loans and advances to customer, gross	10,113,580	44,546,345	59,788,958	52,036,749	19,390,744	8,308,061	194,184,437	160,558,323	138,394,403
Total	66,305,413	63,427,729	75,317,812	79,197,796	33,817,660	32,767,536	350,833,946	325,048,244	267,368,671

Liabilities:
Financial liabilities at amortised cost:
Deposits from the Brazilian Central Bank and credit institutions	618,585	29,430,719	12,555,672	6,923,632	1,043,065	955,348	51,527,021	42,391,572	21,197,745
Customer deposits	37,035,145	40,490,745	19,044,846	56,390,445	15,123,854	6,388,857	174,473,892	167,949,201	149,440,156
Marketable debt securities	-	3,389,679	16,130,779	15,781,068	3,204,393	84,505	38,590,424	20,086,645	11,439,010
Subordinated liabilities	-	-	-	5,402,364	5,269,434	236,546	10,908,344	9,695,105	11,304,445
Other financial liabilities	176,974	15,461,434	45,819	267,780	-	-	15,952,007	13,218,248	10,188,164
Total	37,830,704	88,772,577	47,777,115	84,765,289	24,640,746	7,665,256	291,451,687	253,340,771	203,569,529

Difference (assets less liabilities)	28,474,709	(25,344,848)	27,540,697	(5,567,493)	9,176,914	25,102,280	59,382,259	71,707,473	63,799,142
(*) Not includes derivatives financial instruments.

The following table shows the financial assets and liabilities for local and foreign currency gaps as of December 31, 2011, 2010 and 2009 (Currency Gap):

	National	Foreign	2011	2010	2009
Thousands of Reais	Currency	Currency	Total

Financial Assets:
Cash and balances with the Central Bank of Brazil	65,866,662	71,341	65,938,003	56,800,151	27,269,012
Debt instruments	68,187,067	704,191	68,891,257	62,256,227	57,510,932
Equity instruments	2,021,537	109,038	2,130,575	22,435,327	17,991,746
Loans and amounts due from credit institutions	15,067,109	4,684,232	19,751,341	22,998,216	26,202,578
Loans and advances to customer, gross	176,807,882	17,376,555	194,184,437	160,558,323	138,394,403
Total	327,950,256	22,945,357	350,895,613	325,048,244	267,368,671

Financial Liabilities:
Financial liabilities at amortized cost:
Deposits from the Central Bank of Brazil	-	-	-	-	240,113
Deposits from credit institutions	33,811,322	17,715,700	51,527,021	42,391,572	20,957,641
Customer deposits	171,011,160	3,462,731	174,473,891	167,949,201	149,440,156
Marketable debt securities	32,681,252	5,909,171	38,590,423	20,086,645	11,439,010
Subordinated liabilities	10,908,344	-	10,908,344	9,695,105	11,304,445
Other financial liabilities	15,952,007	1	15,952,008	13,218,248	10,188,164
Total	264,364,085	27,087,602	291,451,687	253,340,771	203,569,529

Difference (Financial assets less Financial liabilities)	63,586,171	(4,142,245)	59,443,927	71,707,473	63,799,142
(*)Not includes derivatives financial instruments.

Information regarding the sensitivity analysis of trading and banking portfolio generated by the corporate systems of the Santander Brasil and the risk management structure are available in items 10.2 b and c.

d. Financing sources used for working capital and for investment in non-current assets

Described in item 10.1.f.

e. Financing sources for working capital and for investment in non-current assets intended for use in coverage of liquidity deficiencies

Described in item 10.1.f.

f.  Debt levels and characteristics of such debts, also describing:

   i. Relevant loan and financing agreements

   ii. Other long-term relations with financial institutions

   iii. Level of subordination between debts

   iv. Eventual restrictions imposed to company, mainly in relation to debt limits and contracting of new debts, distribution of dividends, dispose of assets, release of new securities and dispose of corporate control

The main source of funds of the Santander Brasil are the demand, savings and time deposits, in line with of other Brazilian banks, the Santander Brasil also uses money market funding - securities issued by itself and the Federal Government securities with repurchase agreements (repurchase agreements).

Santander Brasil also has deposits with credit institutions related to the financing facilities for exports and imports obtained from bankers abroad, intended for application in foreign exchange commercial transactions, relative to discounts of export notes and pre-financing for exports and imports, and o obligations for on loans in the Country – official institutions, according to the operating policies of the BNDES System.

The Company issue securities in the local market through (i) Agribusiness Credit Notes (Letra de Crédito do Agronegócio, or “LCA”), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (ii) Real Estate Credit Notes – LCI related to credit rights originated from Real Estate transactions; and (iii) Financing Bills, bills of long-term, verbal, transferable and free trading.

Securities Issued Abroad in foreign currency including securities and other (Eurobonds and Fixed rate Notes) and securitization notes - securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain foreign denominated payment orders received or to be received (the sale of such diversified payment rights is made to a special purpose company, which finances its purchases of such rights through the issue of notes).

The Santander Brasil also uses subordinated debt instruments in its capital structure, represented by securities issued according to the rules of the Central Bank, which are used as Level II Regulatory Capital for calculating the operating limits, including the subordinated CDBs and certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

The breakdown at December 31, 2011, 2010 and 2009 of Santander Brasil funding is described below:

Thousands of Reais	2011	2010	2009

Deposits from the Brazilian Central Bank and Deposits from credit institutions	51,527,021	42,391,572	21,197,754
Demand deposits (1)	133,567	344,072	195,081
Time deposits (2)	27,022,696	28,867,406	20,838,179
Repurchase agreements	24,370,758	13,180,094	164,494

Customer deposits	174,473,891	167,949,201	149,440,156
Current accounts (1)	13,561,003	16,131,836	15,139,942
Savings accounts	23,293,434	30,303,463	25,216,924
Time deposits	83,941,820	68,916,301	74,633,544
Repurchase agreements	53,677,634	52,597,601	34,449,746

Marketable debt securities	38,590,423	20,086,645	11,439,010
Real estate credit notes - LCI	8,550,108	7,614,891	5,985,385
Bonds and other securities	6,539,765	3,351,137	2,850,777
Treasury Bills (3)	19,926,031	6,638,936	-
Securitization notes (MT100) (4)	2,152,543	1,577,181	1,371,588
Agribusiness credit notes - LCA	1,341,232	904,500	1,231,260
Debêntures (5)	80,744	-	-

Subordinated liabilities	10,908,344	9,695,105	11,304,445

Other financial liabilities	15,952,008	13,218,248	10,188,164

Total	291,451,687	253,340,771	203,569,529
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) In 2010, National Monetary Council (CMN) allowed financial institutions to issue Treasury Bills. This instrument can be used to expand the long-term financing market; its main features are: minimum term of two years, minimum notional amount of R$300 thousand and only 5% of the issued amount may be early redeemed by the issuer. On December 31, 2011, have a maturity between 2012 to 2016.

(4) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(5) Debentures issued with remuneration indexed CDI + 1.77%p.a. interest rate and maturity November 21, 2012, issued by subsidiaries MS Participações Societárias S.A.

The following table shows the detailed composition of the Eurobonds and other bonds:

Thousands of Reais	Issuance	Maturity	Currency	Interest rate (p.a)	2011	2010	2009

Eurobonds	March-11	March-14	R$	Libor + 2.1%	2,252,536	-	-
Eurobonds	April and November-10	April-15	US$	4.5%	1,617,341	1,447,210	-
Eurobonds	January and June-11	January-16	US$	4.3%	1,608,424	-	-
Eurobonds	November-05	November-13	R$	17.1%	333,182	471,849	471,849
Eurobonds	June-11	December-14	CHF (2)	3.1%	300,803	-	-
Eurobonds	December-10	December-11	US$	Zero Cupom	-	730,948	-
Eurobonds	March-05	March-13	R$	17.0%	169,223	169,299	169,299
Eurobonds	December-11	January-12	US$	Zero Cupom	73,017	-	-
Eurobonds (1)	June-07	May-17	R$	FDIC	28,196	31,347	25,676
Eurobonds	February-05	February-10	R$	16.2%	-	-	803,154
Structured notes	April-09	April-10	R$	102.5% CDI	-	-	179,494
Others					157,043	500,484	1,201,305
Total					6,539,765	3,351,137	2,850,777
(1) Indexed to Credit Event Notes. (2) Swiss Francs

The composition of "securitization notes - MT100" is as follows:

Thousands of Reais	Issuance	Maturity	Currency	Interest rate (p.a)	2011	2010	2009

Series 2004-1 (1)	September-04	September-11	US$	5.5%	-	33,457	334,070
Series 2008-1 (1)	May-08	March-15	US$	6.2%	265,203	294,133	336,599
Series 2008-2 (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	753,126	668,916	524,595
Series 2009-1 (1) (3)	August-09	September-14	US$	Libor (6 months) + 2.1%	94,494	83,924	87,752
Series 2009-2 (1) (4)	August-09	September-19	US$	6.3%	95,435	84,771	88,572
Series 2010-1 (1) (5)	December-10	March-16	US$	Libor (6 months) + 1.5%	471,594	411,980	-
Series 2011-1 (1) (6)	May-11	March-18	US$	4.2%	189,790	-	-
Series 2011-2 (1) (7)	May-11	March-16	US$	Libor (6 months) + 1.4%	282,901	-	-
Total					2,152,543	1,577,181	1,371,588

(1) With charges payable semiannually.

(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).

(3) The principal will be paid semiannually in 6 installments from March 2012.

(4) The principal will be paid semiannually in 14 installments from March 2013.

(5) The principal will be paid semiannually in 7 installments from March 2013.

(6) The principal will be paid semiannually in 9 installments from March 2014.

(7) The principal will be paid semiannually in 5 installments from March 2014.

The following table shows the detailed composition of the subordinated debt:

Thousands of Reais	Issuance	Maturity	Amount (millions)	Interest rate	2011	2010	2009

Subordinated Certificates	June-06	July-16	R$1.500	105.0% CDI	2,801,102	2,495,990	2,263,856
Subordinated Certificates (4)(6)	March-09	March-19	R$1.507	13,8%	-	-	1,667,219
Subordinated Certificates	October-06	September-16	R$850	104.5% CDI	1,516,018	1,351,627	1,226,492
Subordinated Certificates	July-07	July-14	R$885	104.5% CDI	1,427,982	1,273,137	1,155,269
Perpetual Bonds (5)(6)	September-05	Indeterminate	US$500	8,7%	-	-	870,259
Subordinated Certificates	April-08	April-13	R$600	100.0% CDI + 1.3%	920,870	814,922	733,444
Subordinated Certificates	April-08	April-13	R$555	100.0% CDI + 1.0%	848,876	753,066	679,443
Subordinated Certificates	July-06 to October-06	July-16 to July-18	R$447	104.5% CDI	822,956	733,718	665,790
Subordinated Certificates	January-07	January-13	R$300	104.0% CDI	516,217	460,494	418,055
Subordinated Certificates	August-07	August-13	R$300	100.0% CDI + 0.4%	482,026	430,041	390,192
Subordinated Certificates	January-07	January-14	R$250	104.5% CDI	431,194	384,437	348,846
Subordinated Certificates	May-08 to June-08	May-13 to May-18	R$283	CDI (2)	422,628	374,705	338,366
Subordinated Certificates	May-08 to June-08	May-13 to June-18	R$268	IPCA (3)	431,919	372,952	325,676
Subordinated Certificates (1)	November-08	November-14	R$100	120.5% CDI	146,183	128,062	114,490
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7.9%	140,373	121,954	107,048
Total					10,908,344	9,695,105	11,304,445

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.

(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.

(4) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Spain, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$ 64,188 thousand accounted in "Gains/losses on financial assets and liabilities".

(5) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Bacen in August 4, 2010.

(6) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

The following table shows the composition of the obligations of Santander Brasil by maturity:

	On	Up to	3 to	1 to	3 to	After	2011	2010	2009
Thousands of Reais	demand	3 Months	12 Months	3 Years	5 Years	5 Years	Total

Financial liabilities at amortised cost:
Deposits from the Brazilian Central Bank and credit institutions	618,585	29,430,719	12,555,672	6,923,632	1,043,065	955,348	51,527,021	42,391,572	21,197,754
Customer deposits	37,035,145	40,490,745	19,044,846	56,390,445	15,123,854	6,388,857	174,473,892	167,949,201	149,440,156
Marketable debt securities	-	3,389,679	16,130,779	15,781,068	3,204,393	84,505	38,590,424	20,086,645	11,439,010
Subordinated liabilities	-	-	-	5,402,364	5,269,434	236,546	10,908,344	9,695,105	11,304,445
Other financial liabilities	176,974	15,461,434	45,819	267,780	-	-	15,952,007	13,218,248	10,188,164
Total	37,830,704	88,772,577	47,777,115	84,765,289	24,640,746	7,665,256	291,451,687	253,340,771	203,569,529

g. use limits of financing already contracted

Santander Brasil has not limits of financing already contracted.

h. significant changes in each item of the financial statements

h.1. Income

				Variance %
				2011 x	2010 x
Thousands of Reais	2011	2010	2009	2010	2009

Interest and similar income	51,7 36,080	40,909,204	39,342,956	26.5%	4.0%
Interest expense and similar
charges	(23,834,316)	(16,81 4,1 26)	(1 7 ,17 5,865)	41 .8%	-2.1%
NET INTEREST INCOME	27,901,764	24,095,078	22,167,091	15.8%	8.7%
Income from equity instrument	93,7 27	51 ,7 21	29,903	81 .2%	7 3.0%
Income from companies accounted for by the equity	54,216	43,942	295,41 4	23.4%	-85.1%
Fee and commission income	8,7 69,17 0	7 ,833,293	7 ,1 48,1 64	1 1 .9%	9.6%
Fee and commission expense	(1,429,67 2)	(997 ,7 85)	(91 0,402)	43.3%	9.6%
Gains (losses) on financial assets and liabilities (net)	(235,023)	1,87 5,050	2,665,1 32	-1 1 2.5%	-29.6%
Other operating income (expen	(37 9,418)	(347 ,999)	(11 5,624)	9.0%	201 .0%
TOTAL INCOME	34,774,764	32,553,300	31,279,678	6.8%	4.1%
Administrativ e expenses	(12,37 2,632)	(1 1 ,230,602)	(1 0,947 ,21 7 )	1 0.2%	2.6%
Depreciation and amortization	(1,462,034)	(1 ,237 ,41 0)	(1 ,248,61 2)	1 8.2%	-0.9%
Prov isions (net)	(3,061,463)	(1 ,97 4,326)	(3,480,693)	55.1%	-43.3%
Impairment losses on financial assets (net)	(9,381 ,549)	(8,233,81 0)	(9,966,404)	1 3.9%	-1 7 .4%
Impairment losses on other assets (net)	(38,646)	(20,600)	(900,554)	87 .6%	-97 .7%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	5,320	(59,1 86)	3,369,301	-1 09.0%	-1 01 .8%
Gains (losses) on non-current assets held for sale not classified as discontinued operations	446,7 7 6	1 99,1 37	31 ,630	1 24.4%	529.6%
OPERATING PROFIT BEFORE TAX	8,910,536	9,996,503	8,137,129	-10.9%	22.9%
Income taxes	(1 ,1 54,683)	(2,61 3,929)	(2,629,1 65)	-55.8%	-0.6%
CONSOLIDATED PROFIT FOR THE YEAR	7,755,853	7,382,574	5,507,964	5.1%	34.0%
Profit attributable to the Parent	7 ,7 47 ,925	7 ,382,093	5,507 ,606	5.0%	34.0%
Profit attributable to non-controlling interests	7 ,928	481	358	1 548.2%	34.4%

Net income for the year ended December 31, 2011 was R$7,756 million, a 5.1%, or R$373 million, increase from R$7,383 million for the year ended December 31, 2010. This increase was mainly due to:

•           A 15.8%, or R$3,807 million, increase in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to an increase of R$3.4 billion in revenues from lending activities, driven by loans to individuals and SME customers.

•           An increase of 7.4%, or R$503 million, in net fees and commissions income for the year ended December 31, 2011 as compared to the year ended December 31 2010. This increase was primarily driven by a growth in commissions from sales of insurance and capitalization products and commissions from credit and debit cards in the same period.

•           Income tax expenses declined by R$1,459 million in the year ended December 31, 2011, compared to the year ended December 31, 2010. In the year ended December 31, 2011, the effect of the appreciation of the dollar against the real on the net equity of our Cayman Islands Branch, and the negative hedge results, caused lower tax expenses of R$1,646 million, compared to higher tax expenses of R$272 million in 2010. Disregarding these effect, tax expenses were R$2,801 million and R$2,342 million, respectively, for 2011 and 2010 due to lower goodwill tax amortizations (other than Banco Real), and to lower interest on capital.

These increases were partially offset by:

•           A R$2.09 million decrease in gains (losses) on financial assets and liabilities (net) plus exchange differences to a loss of R$235 million in the year ended December 31, 2011 compared to gains of R$1.9 billion in the year ended December 31, 2010. The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch. For the year ended December 31, 2011, the hedging result totaled net losses of R$1,646 million, offset by net gains in the same amount in tax expenses, compared to gains of R$272 million in 2010, offset by losses in the same amount in tax expenses. This hedge position, composed of derivatives, was established to mitigate the exchange rate variation and the effects of offshore investments on our net profit. Excluding the effects of the hedging results of our Cayman Islands branch, gains (losses) on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2011 totaled net gains of R$1,412 million, a R$192 million decrease from gains of R$1,603 million for the year ended December 31, 2010. This variation is partially explained by the early redemption of certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and which did not recur in 2011, lower results of R$17 million from hedge operations and lower results of R$111 million from derivatives transactions with customers and others.

•           An increase of 10.2% or R$1.142 million in administrative expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to labor cost increases tied to inflation and the expansion of our branch network, with the addition of 154 new branches in 2011.

•           An increase in impairment losses on financial assets (net)  of R$1,148 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, principally due to an increase in the delinquency ratio.

•           An increase in provisions expenses of R$1,087 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to an increase in provisions for labor claims and tax contingencies, partially offset by a decrease in civil claims. Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the settlement of outstanding labor claims to reduce the volume of open claims. Concurrently, we have been implementing measures to reduce the level of new labor disputes with new controls on labor outsourcing, among other measures.

h.1.1 Results of Operations for the year ended December 31, 2011 compared to December 31, 2010 compared to December 31, 2009

Net interest income

Net interest income for the year ended December 31, 2011 was R$27,902 million, a 15.8%, or R$3,807 million, increase from R$24,095 million for the year ended December 31, 2010. Revenues from lending activities increased R$3,365 million or 19.1% during the year due to a 19.6% or R$28,118 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SME customers.

Santander Brasil’s net interest income for the year ended December 31, 2010 was R$24.1 billion, a 8.7% or R$1.9 billion increase from R$22.2 billion for the year ended December 31, 2009. This increase was mainly due to the growth in our lending activities, especially in the second semester of 2010, the incorporation of the asset management and insurance business and the revenues from utilization of the proceeds of our IPO in late 2009 for lending and other activities.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2011 was R$54 million, a R$10 million increase from R$44 million for the year ended December 31, 2010. This increase principally reflects a growth in the results of Companhia de Arrendamento Mercantil RCI Brasil and of Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Share of results of entities accounted by the equity method for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact of the sale of Cielo and the restructuring process of AAB Dois which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in 2009 that did not occur in 2010.

Net Fees and Commission Income

Net fees and commission income for the year ended December 31, 2011 reached R$7,339 million, a 7.4%, or R$503 million, increase from R$6,836 million for the year ended December 31, 2010. This increase was mainly due to an increase in commissions from sales of insurance and capitalization products and commissions from credit and debit cards.

Net fees and commission income for the year ended December 31, 2010 were R$6.8 billion, a 9.6% or R$598 million increase from R$6.2 billion for the year ended December 31, 2009. This increase was mainly due to a R$455 million growth in commissions from the sale of insurance and capitalization products and a R$128 million increase in commissions from services related to investment funds, partially offset by less commissions of banking fees and others.

				Variance %
Thousands of Reais	2011	2010	2009	2011 x 2010	2010 x 2009

Banking fees	2,464,808	2,369,390	2,457,786	4.0%	-3.6%
Receiving Services	515,246	506,212	502,251	1.8%	0.8%
Insurance and Capitalization	1,559,679	1,230,327	1,042,194	26.8%	18.1%
Asset Management and Pension Funds	1,204,347	1,131,574	736,673	6.4%	53.6%
Credit and debit cards	1,297,968	969,304	781,591	33.9%	24.0%
Capital markets	418,936	502,355	539,440	-16.6%	-6.9%
Trade finance	400,294	456,341	384,393	-12.3%	18.7%
Tax on services	(364,150)	(356,766)	(349,725)	2.1%	2.0%
Others	(157,629)	26,771	143,397	n.a	-81.3%
Total	7,339,498	6,835,508	6,238,000	7.4%	9.6%

Gains (Losses) on Financial Assets and Liabilities (Net) plus Exchange Differences (Net)

Gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2011 were losses of R$235 million, a R$2,110 million decrease from gains of R$1,875 million for the year ended December 31, 2010. The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch. In the year ended December 31, 2011, the hedging result totaled losses of R$1,646 million offset by gains in the same amount in tax expenses, compared to gains of R$272 million in 2010, offset by losses in the same amount in tax expenses. A hedge position, composed of derivatives, was established to mitigate the exchange rate variation and the effects of offshore investments on our net profit. Excluding the effects of the hedging results of our Cayman Islands Branch,  gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2011 totaled gains of R$1,412 million, a R$192 million decrease from gains of R$1,603 million for the year ended December 31, 2010. This variation is explained by the early redemption of certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and which did not recur in 2011, lower results of R$17 million from hedge operations and lower results of R$111 million from derivatives transactions with customers and others.

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the year ended December 31, 2010 were gains of R$1.9 billion, a R$790 million decrease from gains of R$2.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the hedge of our investment at our Cayman (a strategy to mitigate the exchange rate variation and the fiscal effects of offshore investments on net profit). In the year ended December 31, 2010, the effect of the devaluation of the U.S. dollar against the real on the net equity of our Cayman, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses in the same amounts in taxes expenses. Excluding the effect of the hedge of the investment in the Cayman, Gains (losses) on Financial Assets and Liabilities (net) were R$1.6 billion for the year ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009.

Other Operating Income (Expenses)

Other operating income (expenses) for the year ended December 31, 2011 was an expense of R$379 million, an increase of R$31 million compared to an expense of R$348 million for the year ended December 31, 2010.

Other operating income (expenses) for the year ended December 31, 2010 was an expense of R$348 million, compared to an expense of R$116 million for the year ended December 31, 2009, mainly by a reduction of R$117 million in 2010 to recover operating expenses that we charged to clients until August, 2009.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2011 were R$12,373 million, a R$1,142 million increase compared to expenses of R$11,231 million for the year ended December 31, 2010, mainly due to labor cost increases tied to inflation, and  the expansion of our branch network, with the addition of 154 new branches in 2011.

Salaries, benefits and social security expenses increased R$632 million in 2011 due principally to the recruitment of employees and to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Other administrative expenses increased R$425 million from R$5,304 million for the year ended December 31, 2010 to R$5,729 million for the year ended December 31, 2011. The increase was primarily due to contractual readjustments (contracts linked to inflation), new points of sale, a growth in our customer base, which generally leads to increased spending on infrastructure and services, and an increase in costs for advertising and marketing campaigns.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 35.6% in the year ended December 31, 2011, as compared to 34.5% for the year ended December 31, 2010.

Administrative Expenses for the year ended December 31, 2010 was R$11.2 billion, a R$284 million increase compared to expenses of R$11.0 billion for the year ended December 31, 2009.

Salaries and benefits expenses increased R$410 million, mainly as a consequence of the terms of the applicable labor union agreement, which require certain adjustments linked to the official inflation index (IPCA).

Other administrative expenses decreased from R$5.4 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010. The decrease was primarily due to the cost of synergies obtained from the merger between Santander Brasil and Banco Real, particularly from maintenance of properties and marketing, partially offset by technical services that were outsourced.

As a result, our efficiency ratio, which we calculate as total administrative expenses divided by total income, improved from 35.0% for the year ended December 31, 2009 to 34.5% for the year ended December 31, 2010.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims.  Provisions (net) totaled R$3,061 million for the year ended December 31, 2011, an increase of R$1,087 million compared to R$1,974 million for the year ended December 31, 2010. This increase was mainly due to an increase in provisions for labor and tax litigation partially offset by a decrease in civil claims. Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the settlement of outstanding labor claims in an effort to reduce the volume of open claims. Concurrently, we have been implementing measures to reduce the level of new labor disputes with new controls on labor outsourcing among other measures.

Provisions (net) were R$2.0 billion in the year ended December 31, 2010, and when compared to R$3.5 billion in the year ended December 31, 2009 reflecting, mainly, acquisition integration activities of commercial and operational related to Banco Real and increased civil, labor and tax recorded in 2009 and acquisition that occurred in 2009 but not in 2010.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$33,635 million in the year ended December 31, 2011, or 18.4%, compared to the year ended December 31, 2010, while non-performing assets increased 39.8%, or R$3,724 million. The default rate increased 91 basis points in 2011.  Net expenses from allowances for credit losses related to leasing transactions was, adjusted for R$550 million due to a reclassification related to the unification of the accounting procedures of leasing transactions made during the integration representing an increase of 6.8%, or R$598 million, from R$8,783 million on December 31, 2010 to R$9,382 million on December 31, 2011.

Impairment losses on financial assets (net) were R$10.0 billion in 2009, a 143.3% or R$5.9 billion increase from R$4.1 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, mainly due to a 0.2% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

Although the international financial crisis commenced in the second half of 2008, its major effects in terms of increasing default rates and deterioration of our credit portfolio occurred through the third quarter of 2009, when default rates reached their peak. In the fourth quarter of 2009, default rates started to decrease, reaching levels closer to those observed before the crisis.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2011, 2010 and 2009.

Thousands of Reais	2011	2010	2009

Computable credit risk (1)	216,756,389	183,121,435	159,361,775
Nonperforming assets	13,072,693	9,348,648	9,899,884
Allowances for nonperforming assets	11,179,835	9,191,762	10,070,479
Ratios
Nonperforming assets to computable credit risk	6.03%	5.10%	6.20%
Coverage ratio (2)	85.52%	98.30%	101.70%
(1) Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.
(2) Allowances for credit losses as a percentage of nonperforming assets.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2011 were losses of R$39 million, a R$18 million increase from losses of R$21 million for year ended December 31, 2010, mainly due to lower provisions related to noncurrent assets.

Other impairment losses on other assets (net) for the year ended December 31, 2010 were losses of R$21 million, a R$880 million decrease from losses of R$901 million for the year ended December 31, 2009. This variance is principally explained by impairment losses of R$818 million on contracts for providing banking services that were registered in 2009 and did not occur again in 2010.

Other non-financial gains/losses

Other non-financial gains/losses were gains of R$452 million during the year ended December 31, 2011, a R$312 million increase from gains of R$140 million during the year ended December 31, 2010. This increase was mainly due to R$424 million in gains related to the sale of Santander Seguros to ZS Insurance. This increase was partially offset by a R$107 million non-operating gain in March 2010 resulting from the sale of a former headquarters building.

Profit on disposal of assets were gains of R$140 million during the year ended December 31, 2010, a R$3.2 billion decrease from gains of R$3.4 billion during the same period ended in 2009, due to, principally, to the gain of R$3.3 billion in 2009 from the sale of our interest in Cielo, Tecban – Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços – CBSS.

Income Tax

Income tax expenses reached R$1,155 million in the year ended December 31, 2011, a R$1,459 million decrease from R$2,614 million in the year ended December 31, 2010. The appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch, and the negative hedge results, caused lower tax expenses of R$1,646 million in the year ended December 31, 2011, compared to higher tax expenses of R$272 million in 2010. Disregarding these effects, tax expenses were R$2,801 million and R$2,342 million for 2011 and 2010, respectively, which increase is due to lower goodwill tax amortizations (other than Banco Real), and to lower interest on capital.

Income tax was R$2,614 million in 2010, an R$15 million decrease from 2009. Our effective tax rate was 26.1% and 32.3%, respectively for 2010 and 2009.  In 2010, the devaluation of the Dollar against the Real on the net equity of our Cayman, and the positive hedge results, caused losses of R$272 million in the tax expenses, compared to losses of R$1.1 billion in 2009. In addition, tax expense was affected in 2010, compared to 2009 by the following: (i) an increase of R$103 million in tax expenses due to goodwill tax deduction, R$1.4 billion in 2010 compared to R$1.5 billion in 2009, and (ii) a R$374 million increase in deductions to R$704 million in 2010 related to interest on capital, as compared to R$330 million in 2009.

h.2. Assets and Liabilities

				Variance %
				2011 x	2010 x
Thousands of Reais	2011	2010	2009	2010	2009
ATIVO
CASH AND BALANCES WITH
THE BRAZILIAN CENTRAL
BANK	65,938,003	56,800,151	27,269,012	16.1%	108.3%
FINANCIAL ASSETS HELD FOR
TRADING	29,901,495	24,821,365	20,115,652	20.5%	23.4%
Loans and amounts due from credit
institutions	-	47 ,662	67 ,17 0	-100.0%	-29.0%
Debt instruments	25,298,804	16,47 2,413	12,554,035	53.6%	31.2%
Equity instruments	448,209	3,283,931	2,544,441	-86.4%	29.1%
Trading derivatives	4,154,482	5,017 ,359	4,950,006	-17 .2%	1.4%
OTHER FINANCIAL ASSETS AT
FAIR VALUE THROUGH PROFIT
OR LOSS	665,369	17,939,781	16,294,460	-96.3%	10.1%
Loans and amounts due from credit
institutions	60,813	292,034	1,907 ,265	-7 9.2%	-84.7%
Loans and advances to customers	-	-	389,113	n.a	-100.0%
Debt instruments	230,037	224,388	210,97 3	2.5%	6.4%
Equity instruments	37 4,519	17 ,423,359	13,7 87 ,109	-97 .9%	26.4%
AVAILABLE-FOR-SALE	44,608,201	47,206,019	46,406,120	-5.5%	1.7%
Debt instruments	43,300,354	45,47 7 ,982	44,7 45,924	-4.8%	1.6%
Equity instruments	1,307 ,847	1,7 28,037	1,660,196	-24.3%	4.1%
LOANS AND RECEIVABLES	202,757,191	174,106,525	152,162,954	16.5%	14.4%
Loans and amounts due from credit
institutions	19,628,861	22,658,520	24,228,143	-13.4%	-6.5%
Loans and advances to customers	183,066,268	151,366,561	127 ,934,811	20.9%	18.3%
Debt instruments	62,062	81,444	-	-23.8%	n.a
HEDGING DERIVATIVES	80,708	115,640	163,425	-30.2%	-29.2%
NON-CURRENT ASSETS HELD	132,388	66,821	171,464	98.1%	-61.0%
INVEST MENTS IN ASSOCIAT ES	422,225	370,586	419,122	13.9%	-11.6%
TANGIBLE ASSETS	5,008,306	4,518,109	3,701,769	10.8%	22.1%
INT ANGIBLE ASSET S	31,435,080	31,962,619	31,617,939	-1.7%	1.1%
TAX ASSETS	16,250,373	14,842,066	15,779,222	9.5%	-5.9%
OTHER ASSETS	2,686,743	1,913,001	1,871,437	40.4%	2.2%
TOT AL ASSETS	399,886,082	374,662,683	315,972,576	6.7%	18.6%

				Variance %
				2011 x	2010 x
Thousands of Reais	2011	2010	2009	2010	2009

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD
FOR TRADING	5,047,288	4,784,653	4,434,734	5.5%	7.9%
OTHER FINANCIAL
LIABILITIES AT FAIR VALUE
THROUGH PROFIT OR LOSS	-	-	1,795	n.a	-100.0%
Deposits from credit institutions	-	-	1,7 95	n.a	-100.0%
FINANCIAL LIABILITIES AT
AMORT ISED COST	291,451,686	253,340,771	203,567,734	15.0%	24.5%
Deposits from the Brazilian Central
Bank and credit institutions	51,527 ,021	42,391,57 2	21,195,959	21.6%	100.0%
Customer deposits	17 4,47 3,891	167 ,949,201	149,440,156	3.9%	12.4%
Marketable debt securities	38,590,423	20,086,645	11,439,010	92.1%	7 5.6%
Subordinated liabilities	10,908,344	9,695,105	11,304,445	12.5%	-14.2%
Other financial liabilities	15,952,007	13,218,248	10,188,164	20.7%	29.7%
HEDGING DERIVATIVES	36,071	112	9,806	32106.3%	-98.9%
LIABILITIES FOR INSURANCE
CONT RACTS	-	19,643,129	15,527,197	-100.0%	26.5%
PROVISIONS	9,515,295	9,395,161	9,480,262	1.3%	-0.9%
TAX LIABILITIES	11,875,899	10,529,625	9,456,537	12.8%	11.3%
OTHER LIABILIT IES	3,927,851	3,605,838	4,227,768	8.9%	-14.7%
TOT AL LIABILIT IES	321,854,090	301,299,289	246,705,833	6.8%	22.1%
SHAREHOLDERS' EQUIT Y	77,044,886	72,571,563	68,706,363	6.2%	5.6%
VALUATION ADJUSTMENT S	968,146	783,755	559,042	23.5%	40.2%
NON-CONTROLLING INTERESTS	18,960	8,076	1,338	134.8%	503.6%
TOT AL EQUITY	78,031,992	73,363,394	69,266,743	6.4%	5.9%
TOT AL LIABILIT IES AND EQUITY	399,886,082	374,662,683	315,972,576	6.7%	18.6%

Funds under management	113,021,788	111,338,357	98,407,143	1.5%	13.1%

The total assets of Santander Brasil reached R$399,886 million on December 31, 2011, a growth of 6.7%, mainly due to the increase of the credit portfolio, in comparison with 2010, which total was R$374,663 million, 18.6% more than in the fiscal year ended December 31, 2009, amounting to R$315,973 million. The decrease in the “Other financial assets at fair value in the results – Equity instruments” and “Liabilities under insurance contracts” line items is, mainly, reflects of the impacts generated by the sale of Santander Seguros in the fourth quarter of 2010.

h.2.1 Credit Portfolio

				Variance %
				2011 x	2010 x
Thousands of Reais	2011	2010	2009	2010	2009

Other financial assets at fair v alue through profit or loss	-	-	389,1 1 3	n.a	-1 00.0%
Loans and receiv ables	1 83,066,268	1 51,366,561	1 27 ,934,81 1	20.9%	1 8.3%
Of which:
Loans and receiv ables at amortized cost	1 94,1 84,437	1 60,558,323	1 38,005,290	20.9%	1 6.3%
Impairment losses	(11 ,1 1 8,1 69)	(9,1 91 ,7 62)	(1 0,07 0,47 9)	21.0%	-8.7%
Loans and advances to customers, net	183,066,268	151,366,561	128,323,924	20.9%	18.0%
Loans and advances to customers, gross	194,184,437	160,558,323	138,394,403	20.9%	16.0%

Loan borrower sector:
Commercial, financial and industrial	94,921 ,7 48	7 8,1 01 ,1 7 7	66,600,944	21 .5%	1 7 .3%
Real estate-construction	6,280,1 68	5,392,015	3,828,67 5	16.5%	40.8%
Real estate-mortgage	10,01 7 ,7 7 2	6,698,1 25	5,225,7 98	49.6%	28.2%
Installment loans to indiv iduals	7 6,458,87 3	60,250,581	49,103,083	26.9%	22.7%
Lease financing	6,505,87 6	1 0,1 1 6,425	1 3,635,903	-35.7%	-25.8%
Total Loans and advances to customers, gross (1)	194,184,437	160,558,323	138,394,403	20.9%	16.0%
(1) It includes commercial credit, secured loans, rev erse repurchase agreements, finance leases, other term loans and impaired assets.

The credit portfolio totaled R$194,184 million as of December 31, 2011, a 20.9% increase from December 31, 2010. Individuals and SMEs were the highlights, with increases of 24.4% and 25.6%, respectively. In the individual segment, the growth of R$12,432 million from December 31, 2010 to December 31, 2011 was driven mainly by credit cards, mortgage loans and personal loans. The highlights in the corporate and SMEs segment were working capital and real estate related products, despite a reduction in trade finance.

In December 31, 2010 our loans and advances to clients totaled R$160.6 billion, with an 16.% growth compared to 2009, particularly in credit products and real estate loans to individuals. In December 2010, loans to individuals totaled R$60,251 million, up 22.7% in twelve months. This growth was mainly driven by credit cards portfolio that grew by 27.0% in twelve months, due to the card base and the payroll loan portfolio grew a 36.9% increase, including portfolio acquired.

Corporate loans (commercial, financial and industrial) presented up 17.3% year on year, of which Loans to large companies stood at up 14.6% year on year and Loans to small and medium companies presented a 21.8% upturn year on year.

Santander Brasil combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment on credit growth with prudence and market knowledge. As a result, the decision making process on lending (for some levels), was decentralized this year, improving the branches autonomy. In addition, the organization was reinforced with a new team fully dedicated to development management systems and structures, in order to assure the best deals for the Company.

The growth of the Company's credit portfolio in an accelerated, steady and good-quality was the result of two factors: (i) the structure strong and consolidated, making it possible to contain the impacts of global financial crisis of 2009 and (ii) the momentum Brazilian economy this year. Focusing on increasing credit portfolio and reducing default rates, the adopted measures were important to strengthen the credit recovery business in an effective and consistent manner. As a result, Santander Brasil observed nonperforming assets and default rates decreased in line with its peers – reversing the trend observed until the third quarter of 2009, when reached its peak – confirming the improvement of our credit portfolio.

Nonperforming Assets decreased R$551 million (-5.6%) in the year ended in December 31, 2010, compared to the year ended on December 31, 2009.  The main decreased occurred in the individuals portfolio, with figures of R$472 million, representing a decrease of 8.8%.

Nonperforming Assets increased by R$2.2 billion, or 28%, in  the fiscal year ended December 31, 2009 when compared to the fiscal year ended December 31, 2008. The main increase in the personal account portfolios, in the order of R$807 million, or 37%. However, the fourth quarter of 2009 showed a reduction of the balances of recoverable assets and of the default ratios when compared to the figures at the end of the third quarter of 2009, signaling the beginning of a cycle of improvement of the quality of the credit portfolio, already disregarding the seasonableness of the default that is already common in this period (improvement in the payments capability of the clients).

h.2.1.i Deposits

				Variance %
				2011 x	2010 x
Thousands of Reais	2011	2010	2009	2010	2009

Deposits from the Brazilian Central
Bank and Deposits from credit
institutions	51,527,021	42,391,572	21,197,754	21.6%	100.0%
Demand deposits (1)	1 33,567	344,07 2	1 95,081	-61 .2%	7 6.4%
Time deposits (2)	27 ,022,696	28,867 ,406	20,838,1 7 9	-6.4%	38.5%
Repurchase agreements	24,37 0,7 58	1 3,1 80,094	1 64,494	84.9%	7 91 2.5%

Customer deposits	174,473,891	167,949,201	149,440,156	3.9%	12.4%
Current accounts (1)	1 3,561 ,003	1 6,1 31 ,836	1 5,1 39,942	-1 5.9%	6.6%
Sav ings accounts	23,293,434	30,303,463	25,21 6,924	-23.1%	20.2%
Time deposits	83,941 ,820	68,91 6,301	7 4,633,544	21 .8%	-7 .7%
Repurchase agreements	53,67 7 ,634	52,597 ,601	34,449,7 46	2.1%	52.7%

Total	226,000,912	210,340,773	170,637,910	7.4%	23.3%
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Deposits from the Central Bank and Deposits from credit institutions

Our balance of deposits from the Central Bank and credit institutions was R$51.5 billion on December 31, 2011, R$42.4 billion on December 31, 2010 and R$21.2 billion on December 31, 2009, representing 22.8%, 20.2% and 12.4% of total deposits, respectively. The main change in 2011 was observed in the repurchase agreements’ balance, which increased 84.9% from December 31, 2010 to December 31, 2011. Since April 2010, the reserve requirements must be fulfilled by deposits in cash at the Central Bank instead of pledging treasury bonds. In order to raise the necessary funding to satisfy the new reserve requirements, unencumbered treasury bonds were used for repurchase agreement operations.

Customer Demand Deposits

Our balance of demand deposits (current accounts and other demand deposits) was R$13.6 billion on December 31, 2011, R$16.1 billion on December 31, 2010 and R$15.1 billion at December 31, 2009, representing 6.0%, 7.7% and 8.9% of total deposits, respectively. The decrease of 15.9% in 2011 is in line with market trends.

Customer Savings Deposits

Our balance of customer savings deposits was R$23.3 billion on December 31, 2011, R$30.3 billion on December 31, 2010 and R$25.2 billion on December 31, 2009, representing 10.3%, 14.4% and 14.8% of total deposits, respectively. As part of our business strategy, the bank fostered the transfer of funds from savings accounts to time deposits, which did not impact the growth of total deposits, since such transfers only represent a movement between account lines. Excluding this effect, the growth of savings deposits would have been 6.9% in 2011.

Customer Time Deposits

Our balance of customer time deposits was R$83.9 billion on December 31, 2011, R$68.9 billion on December 31, 2010 and R$74.6 billion on December 31, 2009, representing 37.1%, 32.8% and 43.7% of total deposits, respectively.  As part of our business strategy, the bank forested the transfer of funds from savings accounts to time deposits, which did not impact the growth of total deposits, since such transfers only represent a movement between account lines. Excluding this effect, the growth of time deposits would have been 8.6% in 2011.

Customer Deposits - Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them.  Due to the short term (overnight) nature of this funding source, such transactions are volatile and are composed, generally, of Brazilian public securities.  Securities sold under repurchase agreements increased slightly to R$53.7 billion on December 31, 2011 from R$52.6 billion on December 31, 2010 and R$34.4 billion on December 31, 2009, representing 23.8%, 25.0% and 20.2% of total deposits, respectively. The variation in 2011 was mainly as a result of an increase in funding from repurchase agreements linked to debentures, which are similar to time deposits.

h.2.1.ii Shareholders’ Equity

See item 10.1.b. - Equity.

10.2. Directors should comment on:

10.2. The executive officers should comment:

a. results of the operations of the Company, particularly:

   i. description of any important components of revenue

Income statement	2011	2010	Var. (%)	2009	Var. (%)
(Million of Reais)
Net interest income	27,902	24,095	15.80%	22,167	8.70%
Net fees	7,339	6,834	7.39%	6,238	9.60%
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	-234	1,875	-112.48%	2,665	-29.60%
Other income¹	-232	-252	-7.94%	209	n.a.
Total income	34,775	32,552	6.83%	31,279	4.10%
General expenses	-12,372	-11,230	10.17%	-10,947	2.60%
Depreciation and amortization	-1,462	-1,237	18.19%	-1,249	-1.00%
Impairment losses on loans and receivables²	-9,422	-8,233	14.44%	-9,983	-17.50%
Net provisions / others³	-2,609	-1,856	40.57%	-963	92.70%
Operating profit before tax	8,910	9,996	-10.86%	8,137	22.80%
Income taxes	-1,155	-2,614	-55.81%	-2,629	-0.60%
Net profit	7,755	7,382	5.05%	5,508	34.00%
1. Includes income of equity instruments, income from companies accounted for by the equity method and other operating income (expenses).
2.Includes recoveries of loans previously written off.
3. Includes Provisions for judicial and administrative proceedings, impairment losses on other assets, net gains on disposal of assets.

Net interest income:

Net interest income for the year ended December 31, 2011 was R$27,902 million, 15.8% or R$3,807 million, increase from R$24,095 million for the year ended December 31, 2010. Revenues from lending activities increased R$3,365 million or 19.1% during the year due to a 19.6% or R$28,118 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SME customers.

Average total earning assets in 2011 were R$323.7 billion, a 18% or R$48.4 billion increase from R$275.2 billion in 2010. The principal drivers of this increase were (i) an increase of R$26.0 billion in average of loans and advances to customers, (ii) an increase of R$17.7 billion in average of cash and balances with the Brazilian Central Bank and (iii) an increase of R$10.9 billion in average of debt instruments. Net yield (the quotient of net interest income divided by average earning assets) was 8.62% in 2011, a decrease of 0.13 percentage points compared to 8.75% in 2010.

Average total interest bearing liabilities in 2011 were R$244.4 billion, a 23% or R$46.0 billion increase from R$198.5 billion in 2010. The main drivers of this growth was an increase of 1.1 percentage point increase in customer deposits, a 1.3 percentage point increase in marketable debt securities and a 1.8 percentage point increase in a subordinated debt.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2010 was 6.4%, 0.1 percentage points higher than in 2011, which was 6.3%, or practically stable compared to 2010.

Net Fees and Commission Income

Net fees and commission income for the year ended December 31, 2011 reached R$7,339 million, a 7.4%, or R$505 million, increase from R$6,836 million for the year ended December 31, 2010. This increase was mainly due to an increase in commissions from sales of insurance and capitalization products and commissions from credit and debit cards.

Commissions from sales of insurance and capitalization products amounted to R$1,560 million for the year ended December 31, 2011, a 26.8% increase compared to the year ended December 31, 2010, representing 21.3% of total commissions during the period. This variation is explained by the growth of life insurance products linked to credit, and the change in the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

Revenues from credit and debit cards totaled R$1,298 million for the year ended December 31, 2011, an increase of 33.9% compared to the year ended December 31, 2010. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquisition business and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration.In 2011, the credit card transactions increased 11.2% comparedwith 2010 andthe financial transaction volume reached R$ 37.7 billion, up 11.3% in the same period. In December 2011, the credit card basetotaled12.4 million, up8.2%in twelve monthsanddebit card base totaled 29.3 million, up 13.4%, compared with de same period.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2011, 2010 and 2009.

	At and for the years ended December 31,
In millions of Reais	2011	2010	2009	Var (%) 2011 x 2010	Var(%) 2010 x 2009	Var 2011 x 2010	Var 2010 x 2009

Banking fees	2,465	2,369	2,458	4.1%	-3.6%	96	(89)
Receiving Services	515	506	502	1.8%	0.8%	9	4
Insurance and Capitalization	1,560	1,230	1,042	26.8%	43.7%	330	455
Asset Management and Pension Funds	1,204	1,132	737	6.4%	17.4%	72	128
Credit and debit cards	1,298	969	782	33.9%	23.9%	329	187
Capital markets	419	502	539	-16.6%	-6.9%	(83)	(37)
Trade finance	400	456	384	-12.3%	18.8%	(56)	72
Tax on services	(364)	(357)	(350)	2.1%	2.0%	(7)	(7)
Others	(158)	27	143	n.a.%	-81.1%	(185)	(116)
Total	7,339	6,834	6,237	7.4%	9.6%	505	597

ii. factors that materially affected the operating results

Administrative Expenses (Administrative + Personnel)

General expenses (administrative + personnel) totaled R$ 12,372 million in 2011, up 10.2% from 2010, partially explained by the impact of the expansion of the sales teams.

Administrative expenses amounted to R$ 5,728 million in 2011, up 8.0% in twelve months.

Personnel expenses totaled R$ 6,644 million in 2011, up 12.1% in twelve months.

Expenses (R$ Million)	2011	2010	Var. (%)	2009
ADMINISTRATIVE EXPENSES
Specialized third-party technical services	1,564	1,504	4.0%	1,449
Asset maintenance and conservation	1,087	966	12.6%	1,043
Data processing	1,006	889	13.2%	898
Advertising, promotions and publicity	493	422	16.9%	497
Communications	566	555	2.0%	613
Transport and travel	174	151	15.4%	168
Security and surveillance	521	513	1.6%	469
Others	316	304	3.9%	299
Total	5,728	5,304	8.0%	5,436

PERSONNEL EXPENSES
Salaries	4,192	3,731	12.3%	3,364
Social security and pension plans	1,092	994	9.8%	971
Benefits	866	792	9.3%	749
Training	116	93	24.4%	88
Others	379	316	20.1%	339
Total	6,644	5,926	12.1%	5,511

ADMINISTRATIVE EXPENSES + PERSONNELEXPENSES	12,372	11,230	10.2%	10,947

DELINQUENCY RATIO (IFRS)

Delinquency ratio (credits overdue more than 90 days plus performing loans with high delinquency risk) stood at 6.7% in2011,up 0.9 p.p.,compared to the same period in 2010.Individual segmentincrease 1.4p.p. and corporate segment recorded a growth of 0.4 p.p., in the same period.

b. variances of revenues attributable to changes in prices, exchange rates, inflation, alterations of volume and introduction of new products and services, and

c. impact of inflation, of the variance of prices of the principal inputs and products, of exchange rates and of interest rates on the operating results and on the financial results of the Company

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations.

The normalization of local liquidity conditions and inflationary pressure has led the monetary authority to raise rates by 375 basis points between April 2010 and July 2011. The deepening of the international crisis led the Brazilian Central Bank to a monetary easing in August 2011. As of March 2012, the SELIC was at 9.75%.

The following table presents the low, high, average and period-end SELIC since 2007, as reported by the Brazilian Central Bank.

Our assets are predominantly fixed rate and our liabilities predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2011, a 100 basis point increase in the yield curve would have resulted in R$263 million decline in the net interest income over a one-year period. Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business. The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S$1.00 at the end of 2002. Between 2003 and mid18 2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008. As a result of the crisis in the global financial markets since mid-2008, the real depreciated against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008. The real recovered in the second half of 2009 and continued to appreciate in 2010, reaching R$1.74 per U.S.$1.00 on December 31, 2009 and R$1.67 per U.S.$1.00 on December 31, 2010. The recent volatility in international markets contributed to the depreciation of the real, which reached R$ 1.88 per US$ 1.00. Early in 2012, Real continued to appreciate, which reached R$ 1.71 per US$ 1.00 in the end of February.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

We continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries, in which we operate, particularly Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models.

We operate a branch in the Cayman Islands which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for the Company that are extended to our customers for working capital and trade related financings. Our investment in the Cayman Islands branch is denominated in U.S. dollars in the amount of U.S$8.9 billion as of December 31, 2010 and U.S$9.6 billion as of December 31, 2011. Santander Brasil could hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures in Brazil, which are not recorded as hedge accounting. Changes in the fair value of these futures are reflected under gains and losses on financial assets. Under Brazilian income tax rules, the gain resulting from the impact of a devaluation of the real on our U.S. dollar denominated investment in the Cayman Islands branch is nontaxable and the loss resulting from the impact of an appreciation of the real is not deductible. This tax treatment results in volatility in the income tax items in our income statement. This asymmetry is offset by the hedging results because our derivative positions generate losses (tax deductible since the transactions are carried out in Brazil) in the case of devaluation of the real and gains (taxable) in the case of appreciation. As a result, the after-tax effect of these derivative positions provides a hedge against the tax foreign currency exposure resulting from our Cayman Islands investment.

Gains/Losses on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2011 were losses of R$235 million, a R$2,110 million decrease from gains of R$1,875 million for the year ended December 31, 2010. The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch. In the year ended December 31, 2011, the hedging result totaled losses of R$1,646 million offset by gains in the same amount in tax expenses, compared to gains of R$272 million in 2010, offset by losses in the same amount in tax expenses. A hedge position, composed of derivatives, was established to mitigate the exchange rate variation and the effects of offshore investments on our net profit. Excluding the effects of the hedging results of our Cayman Islands Branch,  gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2011 totaled gains of R$1,412 million, a R$192 million decrease from gains of R$1,603 million for the year ended December 31, 2010. This variation is explained by the liquidation of R$64 million subordinated liability in January, 2010, which did not occur in 2011, lower results of R$17 million from hedge operations and lower results of R$111 million from derivatives transactions with customers and others.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) (R$ Million)	2011	2010	Var. (%) 2011/2010	2009
Total	(234)	1,875	-112.5%	2,665
Cayman Fiscal Hedge	(1,646)	272	n.a.	1,146
Total excluding Cayman Hedge	1,412	1,603	-11.9%	1,519

Trading book sensitivity analysis

From a local regulatory point of view, Banco Santander’s trading risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as at December 31, 2011.

Thousand of Reais	Santander Brasil Group(1)
Trading portfolio	2011
RiskFactor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(12,977)	(7,553)	84,447
Coupon - OtherCurrencies	(4,533)	(45,334)	(226,670)
FixedInterest Rate - Reais	(4,590)	(45,899)	(229,495)
SharesandIndices	(5,990)	(14,974)	(29,948)
Inflation	6,037	60,370	301,848
Others	(1,413)	(14,128)	(70,640)
Total	(23,466)	(67,518)	(170,458)
(1) Capital market value was calculated with 1.5 year maturity.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of December 31, 2011.

Thousand of Reais	Santander Brasil Group (1) (2)
Portfolio Banking	2011
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(964)	(9,643)	(48,217)
TR and Long-term Interest Rate (TJLP)	(3,502)	(35,025)	(175,125)
Fixed Interest Rate - Reais	(36,903)	(369,034)	(1,845,171)
Inflation	(1,496)	(14,959)	(74,793)
Total	(42,865)	(428,661)	(2,143,306)
(1) Capital market value was calculated with 1.5 year maturity. (2) Amounts net of tax effects.

Scenarios 2 and 3 above consider the deterioration situations considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible negative impacts.

Scenario 1: usually reported in our daily reports and corresponds to an upward shock of 10 basis points on the local and foreign currencies coupon curves, plus a shock of 10% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of ten basis points on the volatility surface of currencies used to price options.

Scenario 2:corresponds to an upward shock of 100 basis points on the local and foreign currency coupon curves, plus a shock of 25% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3:corresponds to an upward shock of 500 basis points on the local and foreign currency coupon curves, plus a shock of 50% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 500 basis points on the volatility surface of currencies used to price options.

IR USD: all products with price changes tied to changes in the US currency and the US dollar interest rate.

IR Other Currency: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

Fixed rate (BRL): in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Other: any other product that does not fit in the classifications above.

10.3. Directors should comment on the relevant effects that the events below have caused or are expected to cause in the Company’s financial statements and its results:

a. Introduction or alienation of an operating segment

No business segment was initiated or terminated in 2011.

b. Constitution, acquisition or alienation of equity interest

Sale of Santander Seguros

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction") of all shares issued by its wholly owned subsidiary Santander Seguros for  (i) Zurich Santander Insurance America, SL, a holding company based in Spain (Zurich Santander) held, directly or indirectly, 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Santander Seguros, and (ii)  Banco Santander to Inversiones ZS of 3 common shares of Santander Seguros, and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 thousand (received  in October 5,2011). The assets of Santander Seguros R$24,731,463 thousand, main represented by R$21,551,422 thousand of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The Santander Seguros liabilities amounts R$22,349,428 thousand, main represented by R$21,278,718 thousand of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292 thousand, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations.

The final sale and purchase price will be set appropriately based on the balance sheet to be specially prepared by Santander Seguros for the period ended September 30, 2011 to be released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently received.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

The operation, according to the regulations, subject to the approval of Susep.

Partial spin-off of Santander Seguros with the transfer of the split portion constitution to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Santander Seguros, at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Santander Seguros with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 thousands and refers only and exclusively to the totality of the participation held by Santander Seguros on Santander Capitalização's capital.

The Sancap is in the process of formation and operation of the Partial Split is in the process of approval in Susep on August 9, 2011.

c. Unusual events or operations

Not applicable.

10.4. Directors should comment on:

a. Significant changes in accounting procedures

The reference form for the year ended December 31, 2011, and the comparative figures for 2010 and 2009 were based on the consolidated financial statements were prepared in accordance with IFRS and interpretations from IFRIC.

The reference form for the year ended December 31, 2010, and the comparative figures for 2009 and 2008 were based on the consolidated financial statements were prepared in accordance with IFRS and interpretations from IFRIC.

The reference form for the year ended December 31, 2009, was based on financial statements prepared in accordance with accounting practices adopted in Brazil, established by the Corporation Law, together with standards of the CMN, Central Bank and document template provided in the COSIF of the CVM, which do not conflict with the standards issued by the Central Bank, the National Council of Private Insurance (CNSP) and the SUSEP, where applicable.

Below is the reconciliation of equity and net income allocated to Santander Group Spain between the Accounting Practices Adopted in Brazil and IFRS:

Thousands of Reais	Note	2011	2010	2009

Shareholders' equity attributed under Brazilian GAAP		65,578,565	64,850,978	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	-	(174,218)
Classification of financial instruments at fair value through profit or loss	d	13,840	(251)	19,440
Redesignation of financial instruments to available-for-sale	a	303,686	558,032	555,104
Impairment on loans and receivables	b	1,128,106	220,590	960
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	545,763	300,000	217,205
Reversal of goodwill amortization	f	9,786,227	6,682,775	3,441,629
Realization on purchase price adjustments	g	708,533	639,520	727,101
Share based payments	h	34,132	20,976	-
Others		(85,820)	82,698	(14,509)
Shareholders' equity attributed to the parent under IFRS		78,013,032	73,355,318	69,265,405
Non-controlling interest under IFRS		18,960	8,076	1,338
Shareholders' equity (including non-controlling interest) under IFRS		78,031,992	73,363,394	69,266,743

Thousands of Reais	Note	2011	2010	2009

Net income attributed under Brazilian GAAP		3,557,203	3,863,298	1,805,899
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(1,082)	5,125
Classification of financial instruments at fair value through profit or loss	d	18,918	(17,887)	(6,687)
Redesignation of financial instruments to available-for-sale	a	18,402	(16,300)	(15,243)
Impairment on loans and receivables	b	907,516	219,630	235,260
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	245,763	82,795	43,089
Reversal of goodwill amortization	f	3,103,452	3,241,146	3,064,864
Realization on purchase price adjustments	g	69,013	(87,581)	411,109
Others		(172,342)	98,074	(35,810)
Net income attributed to the parent under IFRS		7,747,925	7,382,093	5,507,606
Non-controlling interest under IFRS		7,928	481	358
Net income (including non-controlling interest) under IFRS		7,755,853	7,382,574	5,507,964

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Pension plan discount rate:

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

d) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

g) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

            • The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

            • The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

Adoption of new standards and interpretations

The following IFRS standards and interpretations that came into force, and were adopted by the Company:

In 2011

In 2011 there were no significant changes in accounting practices prepared in accordance with IFRS. But the IFRS together with the IASB were involved in the preparation of amendments, revisions and new IFRS adoptions prospective as listed below:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are:

(i)        all financial assets are initially measured at fair value and, in the case of a financial asset not at fair value through profit or loss, plus transactions costs.

(ii)       new requirements for classifying and measuring financial assets. The standard divides all financial assets that are currently in the scope of IAS 39 in two classifications: amortized cost and fair value

(iii)      the IAS 39’s available for sale and held to maturity categories were eliminate.

(iv)      the embedded derivatives concept of IAS 39 is not included in IFRS 9.

 On 16 December 2011, the IASB deferred the mandatory effective date of IFRS 9 and respective transitions disclosures that provides relief from restating comparative information, to January 2015.

On 12 May 2011, the IASB published new and revised standards addressing the accounting for consolidation, involvements in joint arrangements and disclosure of involvements with other entities.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

            • Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses

            • Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Separate Financial Statements (2011) keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The standards previously mentioned have an effective date for annual periods beginning on January 2013, with earlier application permitted so long as each of the other standards mentioned are also early applied. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12.

On 12 May 2011, the IASB also issued IFRS 13 - Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on January 2013 with early application permitted.

On 16 June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (2011) (the “amendments”) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit (assets). Net interest is calculated using high quality corporate Bond yield. This may be lower than the rate currently used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on 1 January 2013, with earlier application permitted. Retrospective application is required with certain exceptions.                                                                                                                                                                                               On 16 June 2011, the IASB also issued “Presentation of Items of Other Comprehensive Income” (amendments to IAS 1). The amendments to IAS 1 are the result of a joint Project with the US Financial Accounting Standards Board and provide guidance on the presentation of items contained in the comprehensive income (OCI) and their classification within OCI. The amendments are effective for reporting periods beginning on or later 1 July 2012, with earlier application permitted.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

In 2010

• Amendments to IFRS 2 - The amendment of IFRS 2 provides additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

• Revision of IFRS 3 - Business Combinations and Amendment to IAS 27 - Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions, the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

• IAS 38 - Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

• IFRIC 17 - Distributions of Non-Cash Assets to Owners - This interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

• IFRIC 18 - Transfers of Assets from Customers - This interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18 – “Revenue”.

Improvements to IFRS’ standards were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS’ standards. Most of the amendments are effective as of January 1, 2010.

The adoption of the abovementioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

In 2009

• Revision of IAS 1 - Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, and balance sheet can also be referred to as a statement of financial position. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), the entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity. Such non-owner’s movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity. All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology which could be used to refer to the financial statements is as follows:

            • The balance sheet becomes the statement of financial position.

• The statement of recognized income and expense becomes the statement of comprehensive income.

            • The statement of cash flows does not undergo any terminology changes.

The Company decided to submit the income and expenditures in two separate financial statements. Also, in preparing the consolidated financial statements for 2009, the Company has retained the income and expenditures used in the consolidated financial statements for 2008.

• Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation. Following the revisions, these investments are presented as equity provided that they meet certain criteria, including that of being the most subordinated class, and they evidence a residual interest in the net assets of the entity.

• Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: these amendments refer to separate financial statements and, therefore, they are not applicable to consolidated financial statements.

• Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk.

• Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB. This amendment clarifies that all the embedded derivatives classified in the “Financial Assets at Fair Value Through Profit or Loss” category must be measured and, whenever necessary, accounted for separately in the financial statements.

• IFRIC 13 - Customer Loyalty Programs: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

• Amendments to IAS 39 - Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value, and not the time value of a purchased option, may be used as a hedge instrument.

• IFRIC 16 - Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity of the consolidated bank, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

• IFRS 2 - Share-based payment: Vesting conditions and cancellations. The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008. The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

Improvements to IFRS’ standards were issued in May 2008. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. "Improvements to IFRS” comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS’ standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted.

The adoption of the above-mentioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

b. significant effects of the changes in accounting procedures

All new regulations were properly adopted by Santander Brasil, and no significant effects of changes in accounting practices.

c. exceptions and priorities present in the auditor's opinion

There are no exceptions or emphasis in the auditors’ reports.

10.5. Directors should indicate and comment on critical accounting policies adopted by the Company, by mainly exposing the accounting estimates made by management on uncertain and relevant questions for description of the financial situation and the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, fiscal credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, standards for testing the recovery of assets and financial instruments

Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

•  Fair value measurement of certain financial instruments that are further discussed in the item Definitions and classification of financial instruments.

• Allowance for loan losses that are further discussed in the item Impairment of financial assets.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) that are further discussed in the item Tangible assets and Intangible assets.

• Measurement of goodwill in a business combination that are further discussed in the item Intangible assets.

• The useful life of tangible and intangible assets that are further discussed in the item Tangible assets and Intangible assets.

• Other assets that are further discussed in the item Non-current assets held for sale and Other assets.

• Provisions, contingent assets and liabilities that are further discussed in the item Provision of contingent assets and liabilities.

• Post-employment benefits that are further discussed in the item Post-employment benefits.

• Recognition and evaluation of deferred taxes that are further discussed in the item Income taxes.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

Accounting practices

Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Bank and subsidiaries and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value.

Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in stockholders equity under “Valuation adjustments”. Items charged or credited to this account remain in the Bank’s consolidated stockholders equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

 Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

            a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

            b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

            c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

            a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

            b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

            a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

            b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in stockholders equity under “Valuation adjustments - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

            c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in stockholders equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in stockholders equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is written off and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not written off and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

            a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

            b. The income from the transferred financial asset not written off and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

            a. If the transferor does not retain control of the transferred financial asset, the asset is written off and any rights or obligations retained or created in the transfer are recognized.

            b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only written off when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only written off when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

            • Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities).

            • Mean that their carrying amount cannot be fully recovered, in the case of equity instruments.

As a general rule, when the events above are observed, the carrying amount of impaired financial instruments is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

 Balances are deemed to be impaired, and the interest accrual is suspended, normally, after 60 days late,  when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Bank’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is fully written off. Usually this occurs when the write off have low delay exceeds 360 days. In the case of long-term operations (over 3 years), loans are written off when they complete 540 days late. The loss is recorded in memorandum accounts for a minimum period of 5 years and until they are exhausted all the procedures and collection actions and their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

            • All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

            • The various types of risk to which each instrument is subject; and

            • The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

            • Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

            • Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered when they have not recoverable delay greater than 90 days.

 With respect to the allowance for loss arising from credit risk, the Bank makes the following distinction:

            a. Specific allowance:

The Bank classifies our credit transactions according to their level of risk and the number of days such transaction is past due. Such credit classifications are determined in accordance with:

            • The conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payments history, the sector in which they are active, contingencies and credit limits; and

            • The characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit.

Based on the rules above are calculated the minimum allowance requirements. Additionally, the Bank evaluate the need for further provision, as considered necessary, following the requirements of IAS 39, based on our historical experience of impairment and other circumstances known at the time of assessment.

            b. Allowance for incurred losses not specifically identified:

The Bank covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions.

The incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by using statistical models that consider the following three factors:

            • Exposure at default (EAD) is the amount of risk Exposure at the date of default by the counterparty. In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

            • Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

            • Loss given default (LGD) is the loss arising in the event of default. LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

The methodology used by the Bank for determining the loans allowance for incurred losses not specifically identified intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what the Bank calls inherent losses in the context of our internal models in which loan loss allowances are calculated.

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

            • Low default portfolios: In certain portfolios (credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Bank opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

            • Top-down units: In the exceptional cases in which the Bank does not have sufficient data to construct a sufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and adjustment value of debt or equity instruments classified as available for sale are recorded in stockholders equity under "Valuation adjustments - financial assets available for sale."

When there is objective evidence that the aforementioned differences are considerate a loss to permanent, they are no longer recognized in stockholders equity and are reclassified, for the cumulative amount at that date, to the consolidated income statement. Losses considered like a permanent on investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The recoverable amount loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Losses of recoverable amounts are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is generally the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operational Leases

In operational leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operational leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets).

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may present an impairment loss, ie an asset that presents the carrying amount higher than the value of achievement, either for use or sale. The assessment of property is done through reports prepared by independent companies.

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its realizable value by recognizing an impairment loss recorded in "Impairment loss on other assets. " Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstances will a reversal of impairment loss of an asset may increase its carrying amount higher than the amount that would have no impairment loss had been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducted any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

The amortization of this goodwill is not allowed, and also tested for the purpose of "impairment". The goodwill impairment test is performed at the end of each period presented, or a lesser period if any indication of a reduction in the recoverable amount and the amount considered irrecoverable is written off and debited as  "Impairment losses on other assets (net) - Other intangible assets "in the consolidated income statement. A loss of recoverable value of goodwill is not reversed in subsequent periods;

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that compose based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages, is measured again prior involvement in the acquiree at fair value at date of acquisition that obtains control of the acquiree.

A business combination involving entities or businesses under common control is a business combination in which all the combining entities or businesses are controlled by the same party or parties before and after the business combination, and this control is not transitory and therefore are trademarks of their carrying amount.

ii. Other intangible assets

It is a non-monetary asset without physical substance. It is basically due to software development and acquisition of rights (such as customer list acquired) that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but instead, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

Measuring the recoverable amount of other intangible assets - software is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank."

The Bank uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Case" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

Provisions and contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings  related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounting recognized , except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions made are sufficient to cover losses from judicial proceedings, and believe that, in aggregate, will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings is not practicable to determine the time of any outflow (cash disbursement).

Share-based compensation

Settlement in shares

It refers to options to purchase shares of the Bank promoting a commitment of the executives with the long-term results. The number of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the likely amount of options to be granted and the fair value amount is recorded in Personal expenses against "Equity - Reserves - Share-Based Payment" throughout the vesting period.

Settlement in cash

At the beginning of the Plan is made an estimate of the likely amount of shares "hypothetical" that will be received by the executives. It is determined the fair value of the shares "hypothetical" and accounted throughout the vesting period a provision in Other liabilities against Personal expenses.

Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments and loans and advances individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

            • Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

            • Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

            • Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like "Provisions - provisions for pension funds and similar obligations" in the consolidated balance sheet.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as "Provisions - provisions for pension funds and similar obligations" in the consolidated balance sheet.

In case the net amount represents an asset, the actuarial asset is recorded in the consolidated balance sheet as “Other assets” when: (i) the excess funds represent future economic benefits in the shape of a return of funds to the sponsor or a reduction in future contributions, according to the conditions set forth in Resolution 26/2008 of the Supplementary Pension Plan Management Board (CGPC); and (ii) resulting from any accrued, net and unrecorded actuarial losses and costs of past services that will be offset in the long term by their respective record.

The plan’s assets are defined as those that will be used directly in the settlement of obligations, and: (i) whose ownership is sponsored; and (ii) that can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities, unless the assets remaining in the plan are sufficient to meet all of the plan’s obligations.

Actuarial gains and losses are those resulting from differences between previous actuarial assumptions and what effectively took place, and from the effects of those changes on actuarial assumptions. The Bank uses the corridor method and records the net amount of accrued actuarial gains and/or losses exceeding the higher between 10% of the present value of the obligations and 10% of the fair value of the plan’s assets.

The cost of past services results either from changes in the current post-employment benefits or from the introduction of new benefits, and is recorded according to the straight-line method over the period between the time when the new commitments arise and the date when the employee acquired the irrevocable right to receive new benefits.

Post-employment benefits are recorded in the income statement as follows:

            • Cost of the current service – increase in the present value of the obligations resulting from employee services in the current periods – “Personnel expenses”.

            • Cost of interest – increase in the present value of the obligations as a result of the passing of time - "Interest and similar expenses."

            • The expected return on the plan’s assets and the gains or losses on the value of those assets – “Interest and similar revenues”.

            • The actuarial gains and losses calculated by using the corridor method and the unrecorded cost of past services – “ Provisions (Net)".

Defined benefit plans are recorded based on an actuarial study conducted annually by an external consulting firm at the end of each fiscal year and effective for the subsequent period. The actuarial valuation of these plans depends on a number of assumptions, including the following stand:

            •  Assumed interest rates;

            • Boards of mortality;

            •  Annual index applied to the review of pensions;

            • Index of inflation;

            • Annual index salary readjustments; and

            • Method used to calculate the commitments relating to acquired rights of active employees.

Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately.

Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

10.6. With relation to internal controls adopted to ensure the preparation of reliable financial statements, the directors should comment on:

a. level of efficiency in such controls, by indicating eventual flaws and steps taken to correct them

Based on the evaluation effectiveness of controls and procedures performed and supervised on December 31, 2011 by the Management of Santander Brasil, it was concluded that the procedures and controls are effective to ensure the information integrity related to the disclosure of Santander Brasil financial statements, as well, compliant with the PCAOB requirements – "Public Company Accounting Oversight Board" and section 404 of  Law Sarbanes-Oxley.

Our internal control related to the preparation of financial statements is a procedure developed by supervision of the chief executive office of the Santander Brasil, financial managers and performed by Company’s Board of Directors, officers and other employees to provide reasonable assurance regarding preparation and disclosure of financial reporting and consolidated financial statements, in accordance with generally accepted accounting principles.

The internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and to comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Enterprise Risk Management Integrated Framework. These guidelines have been extended and installed in our Santander Group Brasil companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

Further, the Company has a corporate area responsible for the implementation and maintenance of the internal controls model – SOX (MCI). This model is consolidated by documented information in a single database, known as “SOX system”, with access to the managers responsible and other authorized users, including auditors, through the local Intranet or electronic address.

The system provides support to management in the management of the MCI, while documenting the sub-processes, risks and associated controls, and also to formalize the certification by the managers responsible of the activities of controls, sub-processes, processes, activities and sub-groups, giving rise to comfort as to the financial statements for certification by the President and Chief Executive Officer and the Executive Vice-President of the Company.

Based on this assessment, management believes that, as of December 31, 2011, its internal control over financial reporting was effective based on those criteria.

b. deficiencies and recommendations on internal controls present in the independent auditor's report

The review conducted on the effectiveness of internal controls Santander Brasil 2011, completed in February 2012, by independent auditors (Deloitte Touche Tohmatsu) in the certification process of the Sarbanes-Oxley Act, no identified significant weaknesses, risks or breaches of relevant laws and regulations.

10.7. If company has made a public offering for securities distribution, the officers should comment on:

a. how the resources resulting from the offer were used

The business plan of Santander Brasil, disclosed in the prospectus of Global Offer performed in October 2009, mentions that the resources obtained from the Global Offer will be used to expand Company's business in Brazil, increasing our physical presence with new branches, and also improving our credit operations and capital basis.

In order to improve the structure of Santander Brasil fundraising, on January 22, 2010 the early redemption of a subordinated CDB was made, such CDB being originally issued by Santander Brasil, having Santander Espanha as creditor, with original due date on March 25, 2019, in the amount of R$1,507 million, according to an authorization granted by the Central Bank on January 8, 2010. Also, on September 20, 2010, Santander Brasil made an early redemption of the entirety of Perpetual Non-Cumulative Junior Subordinated Securities, which were issued on September 20, 2005, at the interest rate of 8.7% p.a., for the face amount of US$ 500,000,000.00 (five hundred million Dollars), plus accrued interest unpaid until the redemption date, according to approval by the Central Bank granted on August 4, 2010.

In 2010, Santander Brasil opened 110 new branches. The goal is to open 600 new client service points by 2013.

b. if there were relevant deviations between the effective application of resources and the application proposals disclosed in prospectus of respective distribution

There were no relevant deviations between the effective application of resources and the proposals of application disclosed in prospectus of respective distribution.

c. in case of deviations, give the reasons

Not applicable, since there were no relevant deviations.

10.8. Directors should describe the significant items not presented in the issuer's financial statements, by indicating (at the end of fiscal year):

a. the assets and liabilities directly or indirectly held by the issuer, that did not appear in its balance sheet (off-balance sheet items), such as:

i. assets and liabilities, operating leases

The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2011 is R$2,019,005 thousand, of which R$602,554 thousand matures in up to 1 year, R$1,361,285 thousand from 1 year to up to 5 years and R$55,166 thousand after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,273 thousand monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses for the period were R$633,342 thousand.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

ii. written-of receivable portfolios on which the entity maintains risks and responsibilities, indicating the respective liabilities

Not applicable, considering that there are no assets of this nature out of the balance sheet.

iii. agreements for future purchase and sale of products or services

Not applicable, considering that there are no assets of this nature out of the balance sheet.

iv. agreements for construction not completed

Not applicable, considering that there are no assets of this nature out of the balance sheet.

v. agreements of future receipts and financing

Not applicable, considering that there are no assets of this nature out of the balance sheet.

b. other items not appearing in the financial statements

Derivatives financial instruments

The breakdown of the reference values (notional) and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Santander Brasil is as follows:

	2011		2010		2009
Thousands of Reais	Notional Amount	Market Value	Notional Amount	Market Value	Notional Amount	Market Value

Trading derivatives
Interest rate risk and other:
Interest rate swaps	51,472,807	2,808,157	53,050,746	15,076,839	50,761,630	12,646,099
Options - purchase and sales	258,827,369	(343,371)	351,261,588	(136,695)	181,501,740	33,762
Forward and futures contracts	64,819,935	16,780	81,921,145	10,289	32,263,081	-
Foreign currency risk:
Currency swaps (1)	47,621,292	(3,004,037)	36,923,396	(14,522,887)	40,616,308	(11,648,297)
Options - purchase and sales	7,785,211	14,014	12,351,165	2,193	28,983,489	(333,259)
Forward and futures contracts	58,267,968	(46,721)	26,713,978	(167,694)	22,063,175	(150,008)
	488,794,582	(555,178)	562,222,018	262,045	356,189,423	548,297
Hedging derivatives
Interest rate risk:
Futures contracts (2) (3)	1,794,034		7,165,189	-	15,294,094	-
Interest rate swaps (4)	417,731	44,637	549,276	115,528	1,249,645	153,619
	2,211,765	44,637	7,714,465	115,528	16,543,739	153,619
Total	491,006,347	(510,541)	569,936,483	377,573	372,733,162	701,916

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In 2011, the volume of credit derivatives with total return rate – credit risk received corresponds to R$500,425 thousand (2010 - R$444,330 thousand and 2009 – R$527,532 thousand) of fair value. During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$3,291 thousand (2010 - R$8,121 thousand and 2009 – R$7,498 thousand).

(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.

(3) In the first quarter of 2011, due to the business strategy, the structures of hedge cash flow as they had hedged certificates of deposit (CDB) were discontinued. The net effect of the outstanding debt in equity will be repaid by January 2012, the remaining term of the hedging instruments.

(4) The curve value and the fair value of loans and advance to customers classified as hedge market risk item is R$342,437 thousand (December 31, 2010 - R$429,896 thousand) and R$346,260 thousand (December 31, 2010 - R$443,446 thousand), respectively.

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

Thousands of Reais	2011				2010	2009
	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total	Total

Swap	26,822,206	20,790,385	51,481,508	99,094,099	89,974,142	91,377,938
Options	205,148,983	46,243,577	15,220,020	266,612,580	363,612,753	210,485,229
Futures contracts	61,622,162	6,299,968	32,438,882	100,361,012	94,302,441	44,886,986
Forward contracts and Others	14,871,654	4,105,167	3,750,070	22,726,891	14,332,682	9,439,270
Total	308,465,005	77,439,097	102,890,480	488,794,582	562,222,018	356,189,423

Thousands of Reais	2011				2010	2009
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total	Total

Swap	31,839,671	41,448,124	25,806,304	99,094,099	89,974,142	91,377,938
Options	266,092,016	377,701	142,863	266,612,580	363,612,753	210,485,229
Futures contracts	100,361,012	-	-	100,361,012	94,302,441	44,886,986
Forward contracts and Others	17,427	14,680,915	8,028,549	22,726,891	14,332,682	9,439,270
Total	398,310,126	56,506,740	33,977,716	488,794,582	562,222,018	356,189,423
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

The detail of the fair value of the trading derivatives reported in assets and liabilities:

Thousands of Reais	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Swap Differentials Receivable/Payable (1)	3,254,929	3,512,724	4,328,952	3,775,000	3,998,568	3,000,766
Option Premiums to Exercise	208,117	537,474	210,232	344,734	570,923	870,420
Forward Contracts and others	691,436	659,462	478,175	635,580	380,515	530,523
Total	4,154,482	4,709,660	5,017,359	4,755,314	4,950,006	4,401,709
(1) Includes swap options, credit and embedded derivatives.

Market risk hedge

	2011			2010			2009
		Fair	Adjustment		Fair	Adjustment		Fair	Adjustment
Thousands of Reais	Cost	value	to fair value	Cost	value	to fair value	Cost	value	to fair value

Hedge instruments
Swap Contracts	74,928	76,175	1,247	118,348	115,528	(2,820)	169,931	153,619	(16,312)
Asset	417,731	453,595	35,864	549,276	557,766	8,490	1,249,645	1,259,020	9,375
Interbank Deposit Rates - CDI	145,940	146,711	771	424,211	426,852	2,641	862,027	867,810	5,783
Indexed to Foreign Currency - Pound	-	-	-	-	-	-	387,618	391,210	3,592
Indexed to Foreign Currency - Libor - Dollar	271,791	306,884	35,093	125,065	130,914	5,849	-	-	-
Liabilities	(342,803)	(377,420)	(34,617)	(430,928)	(442,238)	(11,310)	(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - Dollar	(101,410)	(102,318)	(908)	(305,837)	(311,367)	(5,530)	(1,075,922)	(1,101,588)	(25,666)
Indexed to Foreign Currency - Fixed - Dollar	(55,498)	(60,565)	(5,067)	(125,091)	(130,871)	(5,780)	-	-	-
Fixed Interest Rate - Reais	-	-	-	-	-	-	(3,792)	(3,813)	(21)
Interbank Deposit Rates - CDI	(185,895)	(214,537)	(28,642)	-	-	-	-	-	-

Hedge Object	342,473	346,260	3,787	429,896	443,446	13,550	1,073,020	1,100,046	27,026
Credit Portfolio	342,473	346,260	3,787	429,896	443,446	13,550	685,405	708,566	23,161
Indexed to Foreign Currency - Dollar	100,871	102,321	1,450	304,794	311,381	6,587	681,613	704,753	23,140
Indexed to Foreign Currency - Fixed - Dollar	55,663	60,565	4,902	125,102	132,065	6,963	-	-	-
Fixed Interest Rate - Reais	-	-	-	-	-	-	3,792	3,813	21
Interbank Deposit Rates - CDI	185,939	183,374	(2,565)	-	-	-	-	-	-
Borrowings	-	-	-	-	-	-	387,615	391,480	3,865
Indexed to Foreign Currency - Pound	-	-	-	-	-	-	387,615	391,480	3,865

Cash flow hedge

	2011				2010	2009
	Reference			Adjustment	Reference	Reference
Thousands of Reais	Value	Cost	Fair Value	to Fair Value	Value	Value

Hedge instruments
Swap Contracts	-	(30,354)	(31,538)	(1,184)	-	-
Asset	-	651,490	678,479	26,989	-	-
Indexed to Foreign Currency - Swiss Franc (1)		300,488	326,280	25,792	-	-
Indexed to Pre Interest Rate- Real (2)		351,002	352,199	1,197	-	-
Liabilities	(4,269,912)	(681,844)	(710,017)	(28,173)	-	-
Indexed to Foreign Currency - Pre Dollar	(681,844)	(681,844)	(710,017)	(28,173)	-	-
Future Contracts (3) (4)	(1,794,034)	-	-	-	(6,850,698)	(15,294,094)
DI1 Rate	(1,794,034)	-	-	-	(6,850,698)	(15,294,094)

Thousands of Reais
	2011	2010	2009

Hedge Object – Cost	2,518,986	7,385,636	15,337,856
Eurobonds	300,803	-	-
Foreign Loans	351,002	-	-
Bank Deposit Certificate- CDB	1,867,181	7,385,636	15,337,856
(1) Operation with maturing on December 1, 2014, whose object of hedge transactions are eurobonds.
(2) Operation with maturing on June 15, 2012, whose object of hedge transactions are obligations with foreign loans.
(3) In 2011, operation with maturing on January 2, 2014, and the updated amount of instruments is R$1,812,796 (2010 - R$7,165,189) whose object of hedge are bank deposits certificates (CDB).

(4) The opened operations in 2010 and 2009, in the first quarter of 2011, due to business strategy, the structures of hedge cash flow which had the object are hedge bank deposits certificates (CDB) have been discontinued in the first quarter of 2011. The net effect of the outstanding equity will be amortized up to January 2012, the remaining term of the hedging instruments.

Guarantees and commitments
The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$22,572 million in 2011, R$22,563 million in 2010 and R$20,967 million in 2009.

Off-balance-sheet funds under management

Total shareholders’ equity of investment funds managed by the Santander Brasil, for the consolidated criteria, is R$113,022 million in 2010, R$111,338 million in 2010 and R$98,407 million in 2009.

Obligation offset and settlement agreements

The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

10.9. In relation to each item not appearing in the financial statements, indicated in item 10.8., the directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Items mentioned in item 10.8. There are no additional effects to be disclosure.

b. nature and purpose of the operation

Not applicable. There are no additional effects to be disclosure.

c. nature and amount of obligations assumed and rights generated in favor of the Company in result of the operation

Not applicable. There are no additional effects to be disclosure.

10.11. Comment on other factors that materially influenced the operational performance and have not been identified or commented on other items in this section

All the factors which materially influenced the performance of the Company have been identified and commented on other items in this section, so there are other factors to react.

EXHIBIT II

PROPOSAL BY MANAGEMENT FOR ALLOCATION OF THE

NET INCOME FOR THE FISCAL YEAR

(As per CVM Instruction No. 481, Article 9, paragraph 1, sub-paragraph II)

1. Inform net income for 2011

The net income for 2011 was R$3,570,747 thousand on the individual and R$3,557,203 on the consolidated financial statements.

The calculation of net income and allocations to reserves, in addition to the amounts of dividends and interest on equity available for distribution, is based on the Company’s individual financial statements prepared according to the BRGAAP, and may differ from the consolidated net income, primarily on account of unrealized results ascertained among the consolidated companies.

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared

At each annual shareholders’ meeting of the Board of Directors should make a recommendation regarding allocation of net income for the preceding year, which will be the subject of approval by the shareholders.

In 2011, the Board of Directors approved the payment of interest on equity to our shareholders amounting to R$1.550 million and dividends amounting to R$1.351 million, ad referendum of the annual general meeting. These sums were paid on August 29, 2011 and February 28, 2012, as summarized in the table below:

Year 2011	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/24/11	600,000	0.00143656	0.00158022	0.15802162	0.00122108	0.00134318	0.13431838	08/29/11
Interest on Equity	06/21/11	550,000	0.00131685	0.00144853	0.14485316	0.00111932	0.00123125	0.12312518	08/29/11
Interest on Equity	09/22/11	400,000	0.00095921	0.00105513	0.10551267	0.00081533	0.00089686	0.08968577	02/28/12
Intermediary Dividends	05/31/11	476,160	0.00114005	0.00125406	0.12540595	0.00114005	0.00125406	0.12540595	08/29/11
Intermediary Dividends	06/21/11	100,000	0.00023943	0.00026337	0.02633694	0.00023943	0.00026337	0.02633694	08/29/11
Intermediary Dividends	12/21/11	775,000	0.00185904	0.00204494	0.20449439	0.00185904	0.00204494	0.2044939	02/28/12

	Total	2,901,160	0.00695113	0.00764625	0.76462472	0.00639424	0.00703367	0.70336660

3. Inform the percentage of net income for the year distributed

In 2011, 85.52% of the Bank’s net income was distributed following allocations to the legal reserve, as per the individual financial statement prepared in accordance with the BRGAAP, as set forth in Corporate Law, and the rules of the CMN, the Central Bank and the CVM, as shown below.

If we consider the interim dividends allocated in 2011, amounting to R$274 million, the percentage rises to 93.6% of net income.

			In R$000
Description	2010	2009	2008
Net Income	3,570,747	3,856,682	1,801,192
(-) Legal Reserve	178,537	192,834	90,060
(=) Adjusted Net Income for purposes of Dividends (i)	3,392,210	3,663,848	1,711,133
Mandatory Minimum Dividend (25%)	848,052	915,962	427,783
Equity Interest (JCP)	1,550,000	1,760,000	825,000
Advances on Dividends	1,351,160	1,780,000	750,000
Total (JCP + Dividends) (ii)	2,901,160	3,540,000	1,575,000
Dividend Exceeding the Mandatory Minimum	2,053,108	2,624,038	1,147,217
% of Income Distribution (ii) / (i)	85.52%	96.62%	92.04%

Dividends based on net income for previous years (iii)	273,840	-	-

% of Income Distribution (ii) + (iii) / (i)	93.60%	96.62%	92.04%

4. Inform the total amount and the amount per share of dividends distributed based on net income for previous years.

In 2011, the Board of Directors authorized the payment of dividends out of the Dividend Equalization Reserve in an amount of R$274 million, for subsequent approval at the Annual Sharehoder´s Meeting. This amount was paid on August 29, 2011, as the table below shows in summarized form.

Year 2011	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Dividends in Statutory Reserve Account	05/31/11	273,840	0.00065565	0.00072121	0.07212109	0.00065565	0.00072121	0.07212109	08/29/11

	Total	273,840	0.00065565	0.00072121	0.07212109	0.00065565	0.00072121	0.07212109

5. Inform, net of prepaid dividends and interest on equity already declared:

a. the gross amount of dividends and interest on equity, separately, per each type and class of share

In 2011, interest on equity amounting to R$1.550 million and dividends amounting to R$1.351 million were paid in advance, as mentioned in section 2 above.  Other than these amounts, no other dividends and/or interest on equity were paid, related to the net income of fiscal year of 2011.

a. form and period of payment of dividends and interest on equity

Not applicable

c. any application of monetary restatement and interest on dividends and interest on equity

Not applicable

d. date of declaration of payment of dividends and interest on equity taken into account for identifying shareholders entitled to receive them

Not applicable

6. In the event there has been declaration of dividends or interest on equity based on income ascertained in half-year balance sheets or in shorter periods

a. inform the amount of dividends or interest on equity already declared

b. inform the respective payment dates

On March 24, 2011 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2012, the executive board’s proposal to declare interest on equity regarding the period from January to March 2011, totaling R$600,000,000.00, equivalent to R$0.00143656 per Common Share, R$0.00158022 per Preferred Share and R$0.15802162 per Unit, which after deducting withholding income tax (IRRF), result in a net amount of R$0.000122108 per Common Share, R$0.00134318 per Preferred Share and R$ 0.13431838 per Unit, with the exception of immune and/or exempt shareholders. Shareholders registered on the Company’s books at the close of March 24, 2011 were entitled to interest on equity. Thus, as of March 25, 2011 (inclusive), the shares of Santander Brasil were traded “ex-interest on equity”. Interest on equity was paid on August 29, 2011.

On May 31, 2011, the Board of Directors authorized, for subsequent approval at the Annual Shareholder´s Meeting to be held on or before April 30, 2012, the proposal of the Executive Board to declare an interim Dividend, in terms of Article 35, II, of the Company’s By-Laws, on the basis of the income shown in the balance sheet prepared specially for the purpose, as of April 30, 2011. This interim Dividend amounted to R$476,159,939.93, being R$0.00114005 per Common Share, R$0.00125406 per Preferred Share and R$0.12540595 per Unit. Shareholders registered on the books of the Company at the close of business on May 31, 2011, were entitled to receive this dividend. As from June 1, 2011, therefore, Santander Brasil shares began to be traded ex-dividend. The dividend was paid on August 29, 2011.

On June 21, 2011 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2012, the Executive Board’s proposal regarding declaration of the following earnings:

•         Interest on equity for the period from April to June 2011, in the gross amount of R$550,000,000.00, equivalent to R$0.00131685 per Common Shares, R$0.00144853 per Preferred Share and R$0.14485316 per Unit, which after deducting IRRF results in a net amount equivalent to R$0.00111932 per Common Share, R$0.00123125 per Preferred Share and R$0.12312518 per Unit, with the exception of immune and/or exempt shareholders.

•         Interim dividends, as per article 35, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on May 31, 2011, amounting to R$100,000,000.00, equivalent to R$0.00023943 per Common Share, R$0.00026337 per Preferred Share and R$ 0.02633694 per Unit.

Shareholders registered on the Company’s books at the close of June 21, 2011 were entitled to interest on equity and to the dividends approved in the meeting of June 21, 2011. Thus, as of June 22, 2011 (inclusive), the Company’s shares were traded “ex-dividends/interest on equity”. These dividends and interest on equity were paid on August 29, 2011.

On September 22, 2011, with re-ratification on October 26, 2011, the Board of Directors approved ad referendum of the annual shareholders’ meeting to be held by April 30 2012, Executive Board’s proposal to declare interest on net equity regarding the period from July to September 2011, totaling R$400,000,000.00, equivalent to R$0.00095921 per Common Share, R$0.00105513 per Preferred Share and R$0.10551267 per Unit, which after deducting IRRF results in a net amount of 0.00081533 per Common Share, R$0.00089686 per Preferred Share and R$ 0.08968577 per Unit, with the exception of immune and/or exempt shareholders. Shareholders registered on the Company’s books at the close of September 22, 2011 were entitled to interest on equity. Thus, as of September 23, 2011 (inclusive), the Company’s shares were traded “ex-interest on equity”. The interest on equity was paid on February 28, 2012.

On December 21, 2011 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2012, the Executive Board’s proposal regarding declaration of the Interim dividends, as per article 35, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on November 30, 2011, amounting to R$775,000,000.00, equivalent to R$0.00185904 per Common Share, R$0.00204494 per Preferred Share and R$ 0.20449439 per Unit. Shareholders registered on the Company’s books at the close of December 21, 2011 were entitled to the dividends on equity. Thus, as of December 22, 2011 (inclusive), the shares of Santander Brasil were traded “ex-dividends on equity”. These dividends on equity were paid on February 28, 2012.

Below is a summary of the prepaid dividends and interest on equity paid in 2011:

Year 2011	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/24/11	600,000	0.00143656	0.00158022	0.15802162	0.00122108	0.00134318	0.13431838	08/29/11
Interest on Equity	06/21/11	550,000	0.00131685	0.00144853	0.14485316	0.00111932	0.00123125	0.12312518	08/29/11
Interest on Equity	09/22/11	400,000	0.00095921	0.00105513	0.10551267	0.00081533	0.00089686	0.08968577	02/28/12
Intermediary Dividends	05/31/11	476,160	0.00114005	0.00125406	0.12540595	0.00114005	0.00125406	0.12540595	08/29/11
Intermediary Dividends	06/21/11	100,000	0.00023943	0.00026337	0.02633694	0.00023943	0.00026337	0.02633694	08/29/11
Intermediary Dividends	12/21/11	775,000	0.00185904	0.00204494	0.20449439	0.00185904	0.00204494	0.2044939	02/28/12

	Total	2,901,160	0.00695113	0.00764625	0.76462472	0.00639424	0.00703367	0.70336660

7. Provide a comparative table showing the following amounts per type and class of share:

a. net income for the year and the previous 3 (three) years

The net income for the last 3 years is shown below, as per the Bank’s individual financial statement prepared in accordance with the Brazilian GAAP as set forth in Brazilian Corporate Law and the rules of the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM):

Description	2010	2009	2008
Net Income (in R$ 000)	3,570,747	3,856,682	1,801,192

Income per share (in R$)
Common Share	0.00895	0.00966	0.00451
Preferred Share	0.00895	0.00966	0.00451

Common Shares (in thousands)	212,841,732	212,841,732	212,841,732
Preferred Shares (in thousands)	186,202,385	186,202,385	186,202,385

b. dividend and interest on equity distributed in the previous 3 (three) years

Year 2011	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/24/11	600,000	0.00143656	0.00158022	0.15802162	0.00122108	0.00134318	0.13431838	08/29/11
Interest on Equity	06/21/11	550,000	0.00131685	0.00144853	0.14485316	0.00111932	0.00123125	0.12312518	08/29/11
Interest on Equity	09/22/11	400,000	0.00095921	0.00105513	0.10551267	0.00081533	0.00089686	0.08968577	02/28/12
Intermediary Dividends	05/31/11	476,160	0.00114005	0.00125406	0.12540595	0.00114005	0.00125406	0.12540595	08/29/11
Intermediary Dividends	06/21/11	100,000	0.00023943	0.00026337	0.02633694	0.00023943	0.00026337	0.02633694	08/29/11
Intermediary Dividends	12/21/11	775,000	0.00185904	0.00204494	0.20449439	0.00185904	0.00204494	0.2044939	02/28/12

	Total	2,901,160	0.00695113	0.00764625	0.76462472	0.00639424	0.00703367	0.70336660

Year 2010	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/22/10	400,000	0.00095771	0.00105348	0.10534775	0.00081405	0.00089546	0.08954559	08/25/10
Interest on Equity	06/30/10	400,000	0.00095771	0.00105348	0.10534775	0.00081405	0.00089546	0.08954559	08/25/10
Interest on Equity	09/22/10	530,000	0.00126896	0.00139586	0.13958577	0.00107862	0.00118648	0.11864790	02/25/11
Interest on Equity	12/22/10	430,000	0.00126896	0.00113249	0.11324883	0.00107862	0.00096262	0.09626151	02/25/11
Intermediary Dividends	06/30/10	500,000	0.00119713	0.00131685	0.13168469	0.00119713	0.00131685	0.13168469	08/25/10
Intermediary Dividends	12/22/10	1,280,000	0.00306466	0.00337113	0.33711280	0.00306466	0.00337113	0.33711280	02/25/11

	Total	3,540,000	0.00871513	0.00932328	0.93232759	0.00804713	0.00862798	0.86279807

Year 2009	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	04/28/09	340,000	0.00099742	0.00109717	-	0.00084781	0.00093259	-	02/22/10
Interest on Equity	06/30/09	285,000	0.00083608	0.00091968	-	0.00071066	0.00078173	-	02/22/10
Interest on Equity	12/23/09	200,000	0.00047885	0.00052674	0.05267387	0.00040703	0.00044773	0.04477279	02/22/10
Intermediary Dividends	12/23/09	327,400	0.00078388	0.00086227	0.08622713	0.00078388	0.00086227	0.08622713	02/22/10
Intermediary Dividends	12/23/09	422,600	0.00101182	0.00111300	0.11129990	0.00101182	0.00111300	0.11129990	02/22/10

	Total	1,575,000	0.00410805	0.00451886	0.25020091	0.00376120	0.00413732	0.24229982

8. In the event of earnings allocated to the legal reserve

a. identify the amount allocated to the legal reserve

Of the net income for the year 2011, amounting to R$3,570,747 thousand, 5% was allocated to constituting the legal reserve in the amount of R$178,537 thousand.

b. detail the manner in which the legal reserve is calculated

According to article 193 of Corporate Law, it is mandatory to constitute legal reserves to which 5% of the net income for each year must be allocated until the total amount of the reserve is equal to 20% of the capital stock.  However, allocation to the legal reserve may not occur in any year in which the legal reserve plus the other capital reserves constituted exceed 30% of the capital stock. Any net losses may be charged to the legal reserve.

9. In case the bank has preferred shares entitled to fixed or minimum dividends

a. describe the manner in which the fixed or minimum dividends are calculated

There are no preferred shares entitled to fixed or minimum dividends in the Company’s by-laws. Preferred shares ensure their holders, among other rights, priority in the distribution of dividends, in addition to dividends 10% higher than those attributed to common shares.

b. inform whether the net income for the year is sufficient for full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid portion is cumulative

Not applicable.

d. identify the total amount of fixed or minimum dividends payable to each class of preferred shares

Not applicable.

d. identify fixed or minimum dividends payable per preferred share of each class

Not applicable.

10. In relation to mandatory dividend

a. describe the calculation method provided for in the bylaws

The Company’s by-laws provide that an amount of no less than 25% of net income, after deducting allocations to legal and contingency reserves, should be available for distribution in the form of dividends or interest on equity in any year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, in addition to the amounts available for distribution is based on our financial statements prepared according to the BRGAAP.

b. inform whether it is being paid in full

In 2011, the mandatory dividend was paid in full as shown in the spreadsheet below:

Description	2011	2010	2009
Net Income	3,570,747	3,856,682	1,801,192
(-) Legal Reserve	178,537	192,834	90,060
(=) Income for Distribution	3,392,210	3,663,848	1,711,133
Mandatory Dividend (25%)	848,052	915,962	427,783
Interest on Equity Distributed	1,550,000	1,760,000	825,000
Dividends Distributed	1,351,160	1,780,000	750,000
Total (Interest on Equity + Dividends)	2,901,160	3,540,000	1,575,000
Dividend Exceeding the Mandatory	2,053,108	2,624,038	1,147,217

c. inform any amount retained

No minimum mandatory dividend was retained

11. In the event the mandatory dividend is retained on account of the bank’s financial position

a. inform the amount retained

Not applicable.

b. describe in detail the bank’s financial position, including aspects involving analysis of liquidity, working capital and positive cash flows

Not applicable.

c. justify the retention of dividends

Not applicable.

12. Where income is allocated to the contingency reserve

a. identify the amount allocated to the reserve

No income was allocated to constituting the contingency reserve.

b. identify the loss considered probable and its cause

Not applicable.

c. explain why the loss was considered probable

Not applicable.

d. justify the constitution of reserves

Not applicable.

13. Where results are allocated to the fiscal incentive reserve

a. inform the amount allocated to the unrealized income reserve

No income was allocated to constituting the unrealized income reserve.

b. inform the nature of unrealized income that gave rise to the reserve

Not applicable.

14. Where results are allocated to the statutory reserves

a. describe the statutory clauses that establish the reserve

The by-laws of Santander Brasil establish that after deduction of the amounts allocated to the legal reserve and the mandatory dividend, the remaining balance of the adjusted net income may be allocated to the reserve for equalization of dividends, which may not exceed 50% of its capital stock.

b. identify the amount allocated to the reserve

In the proposed allocation of net income for 2011, the remaining balance of R$491,050 thousand after deduction of the legal reserve, dividends and interest on equity was allocated to the reserve for equalization of dividends.

c. describe how the amount was calculated

This refers to the remaining balance of net income for 2011, after deduction of the legal reserve, dividends and interest on equity.

15.Where retention of income is provided for in the capital budget

a. identify the amount retained

There was no retention of income by Santander Brasil, according to the capital budget.

b. provide a copy of the capital budget

Not applicable.

16. Where income is allocated to the fiscal incentive reserve

a. inform the amount allocated to the reserve

No income was allocated to constituting the fiscal incentive reserve.

b. explain the nature of the allocation

Not applicable.

EXHIBIT III

(Pursuant sub-paragraph II of Article 12 of CVM Instruction 481)

ITEM 13 of Exhibit 24 to CVM Instruction No. 480 – Reference Form

13.1. Describe the compensation policy or practice for the board of directors, statutory and non-statutory officers, fiscal council, statutory committees, and audit, risk, financial, and compensation committees

13.1.1. Board of directors

The Board of Directors consists of at least 5 and to most 12 members elected at the same time by the general meeting for a term of office of two years.

They are paid fixed monthly fees, the overall amount of which is determined at the annual shareholders’ meeting. In addition to fixed monthly fees, the Company provides benefits for Independent Board Member and for directors who do not hold a management position at the Company or at another company of Santander Group Spain, as described below .

a.                  Purpose of compensation policy or practice

The compensation policy for the Board of Directors seeks to support the organization's strategy, in order to ensure that:

▪    Shareholders’ interests are aligned with those of the Company’s stakeholders ; and

▪    the Company performs well and that shareholders' interests are guaranteed through long-term commitment.

An important point to note is that if a member of the Board of Directors is also on the Audit Committee, he/she must opt for compensation from only one of the bodies pursuant to the applicable regulations and audit committee internal regulations.

The members of the Board of Directors who are also members of other committees, with the exception of the Chairman of the Board and the CEO of the Company, shall be entitled to receive the remuneration payable to committee members at the time of their election.

b.                  Composition of compensation, stating:

i. Description of elements of compensation and their purpose in each case

Compensation of the Board of Directors consists of:

▪    Fixed compensation: 12 payments of amount approved by the annual shareholders’ meetings.

▪     Variable Compensation: no variable compensation for the members of this body has been determined to date.

▪    Benefits:  Independent Board Member and directors who do not hold a management position at the Company or at another company of Santander Group Spain are given healthcare and dental insurance, life insurance and a mobile phone.

▪    Retirement Benefit. this is a financial planning tool, intended to provide additional income in the future.

▪    Stock-based remuneration: no stock-based remuneration has as yet been defined for the members of this body. Some members of the Board are part of the Long-Term Incentive Plan (LTI Plan), as described in item 13.4, a benefit which was granted to them when they carried out executive functions in the bank, before joining the Board of Directors.

ii. What is the proportion of each element in total compensation.

What is the estimated proportion of each element in total compensation:

▪    Fixed compensation: 97%

▪    Variable Compensation: 0%

▪    Benefits:  1%

▪    Pension plans: 0%

▪    Stock-based compensation: 2%

iii. Methodology of calculation and adjustment of each component of compensation.

▪    Fixed compensation: maximum amount within the total set by the annual shareholders’ meeting.

▪    Variable Compensation: there is no variable compensationn.

▪    Benefits:  maximum amount within the total set by the annual shareholders’ meeting.

▪    Pension plans: as determined in the pension plan regulations.

▪    Stock-based compensation: ILP Plan, as described in item 13.4.

There are no pre-defined indices for calculating adjustments. Adjustments, if made, must be within the maximum compensation determined at the annual shareholders’ meetings.

iv. Reasons for composition of compensation.

The proposed compensation is based on the experience of members of the Board of Directors, the need to retain talents in a competitive market and ensure that the organization performs well through long-term commitment from members of the Board of Directors.

c.                  Key performance indicators taken into account when determining each component of compensation.

For stock-based compensation, there are two performance indicators: Total Shareholder Return (TSR), comparison of planned against actual net income. For the other items, there are no related indicators.

d.                  How compensation is structured to reflect evolution of performance indicators.

The compensation of the Board of Directors is determined annually by the annual shareholders’ meeting, taking into account the responsibility and seniority of members and is not directly linked to short- or medium- term performance.

e.                  How the compensation policy or practice is aligned with the issuer's short-, medium- and long-term interests.

The Board of Directors of Santander Brasil consists of members of the Executive Board, members representing the Controlling Shareholder, non-executive members and independent members, and so the remuneration offered to some of these directors is intended to attract experienced people who have a contribution to make to strategy and are capable of producing positive long-term results for the Company and its shareholders.

f.                   Compensation supported by subsidiaries, or direct or indirect controllers.

Compensation of members of the Board of Directors is not supported by the Company’s subsidiaries, controlled companies or direct or indirect controlling shareholders.

Members of the Board of Directors who exercise executive functions in Santander Spain or other companies controlled by Santander Spain are paid directly by those companies depending on the activities they perform.

g.                  Any compensation or benefit related to the occurrence of a certain corporate event, such as the sale of shareholder control of the issuer.

There is no compensation or benefits linked to the occurrence of a certain corporate event.

13.1.2. Executive board:

The Executive Board consists of at least two and at most 75 members, elected all together by the Board of Directors for a term of office of two years.

The members of the Executive Board are entitled to a fixed compensation comprising monthly fees, benefits, pension plan and variable compensation, provided that the total amount is limited to annual compensation approved by the annual shareholders’ meetings.

a.          Purposes of compensation policy or practice

 The compensation policy for the Executive Board seeks to support the organization's strategy, in order to:

▪    ensure alignment of shareholders’ interests with those of stakeholders ;

▪  recognize merit and individual contributions to reaching the business goals and carrying out the strategies determined by the Board of Directors;

▪    ensure that the Company performs well through long-term commitment of the members of the Executive Board;

▪  develop the professional careers of the teams and

▪  maintain the competitiveness of the Company's compensation compared with major competitors in order to retain key executives. The best market practices and trends are monitored by contacts with HR professionals from other companies, through technical groups and, principally, by participation in salary surveys carried out by independent consultants.

Relying on rigorous risk management principles at all times, the compensation policy for members of the Executive Board has proved to be a decisive factor for the Company's success and to avoid excessive risk-taking behavior.

b.         Composition of compensation, stating:

i. Description of elements of compensation and their purpose in each case

The remuneration of the Executive Board consists of fixed and variable portions:

▪    Fixed compensation: recognizes individual contributions that members of the Executive Board make in order to reach the results determined by the Company.

▪    Variable Compensation: in-house program validated with the union annually, based on the results of Santander Brasil, its officers, and individual performance, which involves profit sharing.

Plans for the deferment of variable remuneration were approved in the month of February, 2012, providing for payments to members of the Executive Board to be spread over a period of time. For more details, see item 13.4.

▪    Benefits:  Health and dental insurance, life insurance, vehicle, fuel and mobile phone.

▪    Pension plans: is a financial planning tool to provide members of the Executive Board with a supplementary income in the future.

▪    Stock-based compensation: ILP Plan, as described in item 13.4.

ii. What is the proportion of each element in total compensation.

What is the estimated proportion of each element in total compensation:

▪    Fixed compensation: 19%

▪    Variable Compensation: 58%

▪    Benefits:  4%

▪    Pension plans: 1%

▪    Stock-based compensation: 18%

iii. Methodology for calculation and adjustment of each component of compensation.

▪    Fixed compensation: maximum amount within the total set by the annual shareholders’ meeting.

▪    Variable Compensation: maximum amount within the total set by the annual shareholders’ meetings, whose final amount is based on the Company's performance indicators, including profit indicators and appropriate allocation of capital, results from business areas, and individual performance. Indicators for appropriate allocation of capital are included to avoid excessive risk taking.

▪    Benefits: maximum amount within the total set by the annual shareholders’ meeting.

▪    Pension plans: maximum amount within the total set by the annual shareholders’ meeting.

There are no pre-defined indices for calculating adjustments. Adjustments, if made, must be within the maximum compensation determined at the annual shareholders’ meetings.

▪    Stock-based compensation: ILP Plan, as described in item 13.4.

iv. Reasons for composition of compensation.

The compensation proposal takes into account the extensive experience of the members of the Executive Board, the need to retain talents in a competitive market and ensure that the organization performs well through long-term commitment of Executive Board members.

c.         Key performance indicators taken into account when determining each component of compensation.

▪    Fixed compensation: no related indicator.

▪    Variable Compensation: they are based on the Company's results indicators, including indicators of recurring net income and of the appropriate allocation of capital (RORAC), the results of the departments and individual performance. The indicator of appropriate allocation of capital is included to avoid excessive risks being taken. In assessing the individual, quantitative factors, which depend on the area where the individual works, are taken into account, as well as qualitative ones (assimilation of the bank’s values, team work etc.).

▪    Benefits:  no related indicator.

▪    Pension plans: no related indicator.

▪    Stock-based compensation: ILP Plan, as described in item 13.4.

d.         How compensation is structured to reflect evolution of performance indicators.

The Board of Directors will assess fulfillment of the Company's goals and budget in order to verify whether the results justify the distributions of the amounts up to the limit proposed.

e.         How compensation policy or practice is aligned with the issuer's short-, medium- and long-term interests.

The Company's compensation policy offers executives programs such as the Own Management program (“PPG”), ILP Plan (Global Program and Local Program) and Deferral Program in order to align the interests of the organization with those of its executives. The aim is to pursue growth and sustainable profitability while recognizing the contributions executives are making to the Company's business.

f.          Compensation supported by subsidiaries, or direct or indirect controllers.

The Executive Board's compensation is not supported by the entities mentioned. However, results of subsidiaries and affiliates influence the Company's consolidated results, and consequently affect the variable compensation of members of the Executive Board.

g.         Any compensation or benefit related to the occurrence of certain corporate event such as sale of issuer's controlling interest.

There is no compensation or benefit linked to the occurrence of a certain corporate event.

13.1.3. Audit Committee

The Audit Committee is made up of at least 3 members, with a maximum of 6, appointed by the Board of Directors, from candidates, whether or not they are members of the Board of Directors, who fulfill the legal and regulatory requirements for occupying the position.

a.      Objectives of the remuneration policy and practice

The remuneration of the Audit Committee should be at a level which will attract qualified and experienced professionals, and recognize the performance of their statutory duties.

b.                  Breakdown of remuneration, indicating

i. A description of the elements of the remuneration and the purpose of each element

The remuneration of the Audit Committee is made up of:

•                Fixed Remuneration: 12 payments, in accordance with the amounts set annually by the Board of Directors.

•                Benefits:  Healthcare and dental care are provided, plus life insurance.

•                Retirement Benefits: none of the members of this body has joined a retirement benefits plan up to the present.

ii. What proportion each element bears to the total remuneration

The estimated proportion of each element to the total remuneration is as follows:

▪    Fixed Remuneration: 98%

▪    Benefits:  2%

▪    Retirement Benefits: 0%

iii. Methodology of calculation and readjustment of each element of the remuneration

▪    Fixed Remuneration: maximum amount included in the aggregate authorized at the Annual Shareholder´s Meeting.

▪    Benefits:  maximum amount included in the aggregate authorized at the Annual Shareholder´s Meeting.

▪    Retirement Benefits: as laid down in the plan regulations.

iv. Justification for the composition of the remuneration

The proposed remuneration takes into account the experience of the members of the Audit Committee and the need to retain talents in a competitive market.

c.                  Principal performance indicators taken into account when determining each element of remuneration

For the remaining items there are no indicators attached.

d.                  How remuneration is structured to reflect the evolution of performance indicators

The remuneration of the members of the Audit Committee is determined each year at the Annual Shareholder´s Meeting and is not directly linked to short or medium-term performance.

e.                  How remuneration policy and practice are aligned with the issuer’s interests in the short, medium and long term

The Audit Committee, in accordance with current legislation, is made up solely of independent members. The remuneration offered to members of this body therefore aims at attracting senior professionals with wide experience, so that the important responsibilities of the Audit Committee shall be satisfactorily fulfilled, thus contributing to the successful functioning of the Company.

f.                   Existence of remuneration paid by direct or indirect subsidiaries, affiliates or parent companies

The remuneration of the members of the Audit Committee is not paid by the Company’s direct or indirect subsidiaries, affiliates or parent companies.

g.                  Existence of any remuneration or benefit linked to the occurrence of a specified corporate event, such as the transfer of corporate control of the issuer

There is no remuneration or benefit linked to the occurrence of any specific corporate event.

13.1.4. Remuneration and Appointments Committee.

The Remuneration and Appointments Committee is made up of at least 3 members, with a maximum of 5, appointed by the Company’s Board of Directors, with a single tenure of 2 years. At the same meeting at which the members of this committee are chosen, their remuneration is also defined.

At the meeting of the Board of Directors held on April 26, 2011, the remuneration of the members of the Remuneration and Appointments Committee was approved, in an individual amount of R$10,000 (ten thousand Reais) for each meeting held, with the proviso that members of the Executive Board and the Chief Executive Officer of the Company are not entitled to receive this remuneration.

Members of the Remuneration and Appointments Committee are not entitled to any other type of Remuneration or benefits.

13.2.    Related to the compensation of the board of directors and statutory officers that is recognized in income for the past 3 years and compensation planned for the current year and Supervisory Board:

Total Remuneration for the Year as of Dec.31, 2009 – Annual Amounts
	Board of Directors	Statutory Management	Supervisory Board	Compensation Committee	Total
No. of members	4	45.66	0	0	49.66
Fixed Annual Compensation					0.00
Salary or Fees	0.00	33,510,869.00	0.00	0.00	33,510,869.00
Direct and indirect benefits	0.00	3,883,860.00	0.00	0.00	3,883,860.00
Attendance at committee meetings	0.00	0.00	0.00	0.00	0.00
Other	0.00	45,904,402.00	0.00	0.00	45,904,402.00
Other Social Security (INSS)	0.00	10,799,792.00	0.00	0.00	10,799,792.00
Variable Compensation					0.00
Bonus	0.00	44,663,198.00	0.00	0.00	44,663,198.00
Profit sharing	0.00	40,546,155.00	0.00	0.00	40,546,155.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commission	0.00	0.00	0.00	0.00	0.00
Other Social Security (INSS)	0.00	13,622,275.00	0.00	0.00	13,622,275.00
Other	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00	0.00
Loss of employment	0.00	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00	0.00
Total Compensation	0.00	192,930,551.00	0.00	0.00	192,930,551.00

Total Remuneration for the Year as of Dec.31, 2010 – Annual Amounts
	Board of Directors	Statutory Management	Supervisory Board	Compensation Committee	Total
No. of members	9	48.08	0	3	60.08
Fixed Annual Compensation					0.00
Salary or Fees	1,520,000.00	39,327,460.00	0.00	30,000.00	40,877,460.00
Direct and indirect benefits	57,699.00	5,428,031.00	0.00	0.00	5,485,730.00
Attendance at committee meetings	0.00	0.00	0.00	0.00	0.00
Other	0.00	2,734,525.00	0.00	0.00	2,734,525.00
Other Social Security (INSS)	342,000.00	13,549,312.00	0.00	0.00	13,891,312.00
Variable Compensation					0.00
Bonus	0.00	0.00	0.00	0.00	0.00
Profit sharing	0.00	129,761,441.00	0.00	0.00	129,761,441.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commission	0.00	0.00	0.00	0.00	0.00
Other Social Security (INSS)	0.00	9,106,863.00	0.00	0.00	9,106,863.00
Other	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00	0.00
Loss of employment	0.00	0.00	0.00	0.00	0.00
Share-based	0.00	27,940,958.00	0.00	0.00	27,940,958.00
Total Compensation	1,919,699.00	227,848,590.00	0.00	30,000.00	229,798,289.00

Total Remuneration for the Year as of Dec.31, 2011 – Annual Amounts
	Board of Directors	Statutory Management	Supervisory Board	Compensation Committee	Total
No. of members	9	47.17	0	1	57.17
Fixed Annual Compensation
Salary or Fees	5,733,234.00	40,767,437.00	0.00	40,000.00	46,540,671.00
Direct and indirect benefits	87,681.00	8,985,722.00	0.00	0.00	9,073,403.00
Attendance at committee meetings	0.00	0.00	0.00	0.00	0.00
Other	290,191.00	2,345,774.00	0.00	0.00	2,635,965.00
Other Social Security (INSS)	1,289,978.00	11,392,149.00	0.00	0.00	12,682,127.00
Variable Compensation
Bonus	0.00	0.00	0.00	0.00	0.00
Profit sharing	268,977.00	161,884,829.00	0.00	0.00	162,153,806.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commission	0.00	0.00	0.00	0.00	0.00
Other Social Security (INSS)	256,275.00	4,261,842.00	0.00	0.00	4,518,117.00
Other	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00	0.00
Loss of employment	0.00	0.00	0.00	0.00	0.00
Share-based	1,138,999.00	16,928,689.00	0.00	0.00	18,067,688.00
Total Compensation	9,065,335.00	246,566,442.00	0.00	40,000.00	255,671,777.00

Total Remuneration for the Year as of Dec.31, 2012 – Annual Amounts
	Board of Directors	Statutory Management	Supervisory Board	Compensation Committee	Total
No. of members	8	56	0	1	65
Fixed Annual Compensation					0.00
Salary or Fees	5,700,000.00	57,400,000	0.00	60,000.00	63,160,000.00
Direct and indirect benefits	100,000.00	9,300,000	0.00	0.00	9,400,000.00
Attendance at committee meetings	0.00	0	0.00	0.00	0.00
Other	0.00	3,200,000	0.00	0.00	3,200,000.00
Other Social Security (INSS)	1,738,500.00	26,352,000	0.00	0.00	28,090,500.00
Variable Compensation
Bonus	0.00	29,000,000	0.00	0.00	29,000,000.00
Profit sharing	0.00	103,900,000	0.00	0.00	103,900,000.00
Attendance at meetings	0.00	0	0.00	0.00	0.00
Commission	0.00	0	0.00	0.00	0.00
Other Social Security (INSS)	30,500.00	27,053,500	0.00	0.00	27,084,000.00
Other	0.00	2,600,000	0.00	0.00	2,600,000.00
Post-employment	0.00	0	0.00	0.00	0.00
Loss of employment	0.00	0	0.00	0.00	0.00
Share-based	100,000.00	88,700,000	0.00	0.00	88,800,000.00
Total Compensation	7,669,000.00	347,505,500.00	0.00	60,000.00	355,234,500.00

13.3. Variable compensation of the board of directors and statutory board for the past 3 years and planned compensation for the current year

Variable compensation for 2009, 2010 and 2011:

Year 2009

Ammount in R$

	Board of Directors	Statutory Management	Supervisory Board	Total
No. of members	4	45.66	0	49.66
Bonus	0.00	44,663,198.00	0.00	44,663,198.00
Minimum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Amount receivable under compensation plan, if targets achieved	0.00	0.00	0.00	0.00
Profit sharing paid	0.00	40,546,155.00	0.00	40,546,155.00
Minimum amount receivable under compensation plan	0.00	0.00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Amount receivable under compensation plan, if targets achieved	0.00	0.00	0.00	0.00

Obs: In 2009 there was not a definition of maximum amount for Variable Compensation.

        (*) – the number of members for each Body is equal to annual average assessed monthly.

Year 2010

Ammount in R$

	Board of Directors	Statutory Management	Supervisory Board	Total
No. of members	9	48.08	0	60.08
Bonus	0.00	0.00	0.00	0.00
Minimum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Amount receivable under compensation plan, if targets achieved	0.00	0.00	0.00	0.00
Profit sharing paid	0.00	129,761,441.00	0.00	129,761,441.00
Minimum amount receivable under compensation plan	0.00	0.00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	142,720,000.00	0.00	142,720,000.00
Amount receivable under compensation plan, if targets achieved	0.00	100,000,000.00	0.00	100,000,000.00

        (*) – the number of members for each Body is equal to annual average assessed monthly.

Year 2011

Variable compensation for fiscal year ended on 12/31/2011

Ammount in R$

	Board of Directors	Statutory Management	Supervisory Board	Total
No. of members	9	47.17	0	56.17
Bonus	0.00	0.00	0.00	0.00
Minimum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Amount receivable under compensation plan, if targets achieved	0.00	0.00	0.00	0.00
Profit sharing paid	268,977.00	161,884,829.00	0.00	162,153,806.00
Minimum amount receivable under compensation plan	0.00	0.00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	148,000,000.00	0.00	148,000,000.00
Amount receivable under compensation plan, if targets achieved	0.00	120,000,000.00	0.00	120,000,000.00

        (*) – the number of members for each Body is equal to annual average assessed monthly.

Total prevision for variable compensation for 2012:

Variable compensation for fiscal year ended on 12/31/2012

Ammount in R$

	Board of Directors	Statutory Management	Supervisory Board	Total
No. of members	8	56	0	63
Bonus	0.00	0.00	0.00	0.00
Minimum amount receivable under compensation plan	0.00	0,00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	29,000,000.00	0.00	29,000,000.00
Amount receivable under compensation plan, if targets achieved	0.00	26,400,000.00	0.00	26,400,000.00
Profit sharing paid	0.00	0.00	0.00	0.00
Minimum amount receivable under compensation plan	0.00	0.00	0.00	0.00
Maximum amount receivable under compensation plan	0.00	103,900,000.00	0.00	103,900,000.00
Amount receivable under compensation plan, if targets achieved	0.00	94,500,000.00	0.00	94,500,000.00

13.4.    Stock-based compensation plan for the board of directors and statutory officers in force last fiscal year and planned for the current year

a.         General terms and conditions

The Company has three (3) Long-Term Remuneration programs linked to the performance of the share price: the Deferral Program, the Local Long-Term Incentive Program (SOOP, PSP and SOP 2014) and the Global Long-Term Incentive Program (PI09, PI10, PI11, PI12, PI13 e PI14).

Members of the Executive Board are eligible for these plans, as well as employees occupying key positions. The plans have a duration of three (3) years, to encourage the participants to commit themselves to long-term results. Members of the Board of Directors participate in these plans if they are members of the Executive Board.

a.1. Global Program

At the meeting of the Board of Directors of Santander Spain, held on March 26, 2008, the Long-Term Incentive policy applicable to Executives of Santander Spain and the Santander Group (except Banesto) was approved. This policy provides for remuneration linked to the performance of the shares of Santander Spain in accordance with the decisions taken at the Annual Shareholder´s Meeting.

The plan which corresponds to this incentive policy is called the Performance Stock Plan.

It is a perennial incentive plan, through which the employee receives Santander Spain shares. The beneficiaries of the plan are the Executive Officers and other members of top management, together with any other Executives indicated by Santander Spain’s Board of Directors or by the Executive Committee on the Board’s behalf.

The Global Plan involves three-year cycles of transfers of shares to the beneficiaries, such that a new cycle begins each year and, from 2009 onwards, ends in the following year. The objective is to establish a satisfactory sequence between the end of the incentive program, which was part of the previous plan I-06, and the successive cycles of this new plan. Thus the first two (2) cycles started in July 2007, with the first one (PI09) lasting for two (2) years and the others (PI10, PI11, PI12,PI13 e PI14) having an average duration of three (3) years.

a.2. Local Programs

 The meeting of the Board of Directors held on December 23, 2009 and the Company's extraordinary shareholders’ meeting held on February 3, 2010 approved the Local Program consisting of two separate plans: SOP and PSP. SOP  (Stock Option Plan for Share Deposit Certificates - Units) is a stock option plan for purchase to issue new Units of Santander Brasil, PSP (Long-Term Incentive Plan - Investment in Share Deposit Certificates) is a compensation plan based in Units for cash payments. Under this plan, a certain portion must be used to acquire Santander Brasil Units.

For the three-year durations of each plan, the Company will be using two performance parameters to determine the quantity of Units or options to be delivered. The awards will be then be weighted by these two indicators. Eligibility for the plans is determined by the Board of Directors.

At the Extraordinary Shareholder´s Meeting of October 25, 2011, the shareholders approved the granting of the Long-Term Incentive Plan – Investment in Share Deposit Certificates (“the Units”) - SOP2014, to specified managers and employees of managerial rank in the Company and its subsidiaries. It is a purchase option plan with a 3 year duration.

a. 3. Deferral Programs

Based on the new international principles discussed in the G20 (group of finance ministers and central bank heads of the world's top 19 economies and the European Union) and the Financial Stability Board (FSB), the Board of Directors, on February 2, 2011, approved deferred payment (1st Deferment Cycle) of variable compensation programs relating to 2010. Payment of variable compensation will be deferred for Statutory Officers, executives in management positions, and other employees eligible under the plan. Three installments will be paid made annually.

The plan does not involve issuing new shares, capitalization or dilution effects, since it is structured as a phantom stock program with payments linked to market prices for a certain amount of Units, subject to the provisions of the plan.

On December 21, 2011, the Board of Directors approved a proposal for the new Stock-based Incentive Bonus plan (2nd deferment cycle) for the payment of the variable remuneration for 2011 to Officers, executives of managerial rank and other employees, with a three-year duration. This proposal was approved at the Extraordinary Shareholder´s Meeting held on February 7, 2012.

b.         Main objectives of the Plans

▪    Align the interests of the Company and plan participants to ensure the former's growth and profitability while recognizing the latter's contribution to the Company's business;

▪    Enable the Santander Brasil to retain participants on its staff by offering them the additional advantage of an opportunity to develop or increase their holdings of the Company's stock; and

▪    Boost the performance of the Santander Brasil and its shareholders’ interests through long-term commitment from participants.

c.         How the Plans contribute to these goals

The plans contribute to the above-mentioned objectives through indicators: Total Shareholder Return (TSR), ratio of planned to actual net income and growing on net income by share (BPA), the Company's unsatisfactory financial performance, compliance with internal rules applicable to participants, including but not limited to, risk management policies, material alterations in the Company's financial condition, and significant variations in its reference capital base or qualitative assessment of risks and Return on Risk-Adjusted Capital (RORAC) in SOP 2014 plan. The above-mentioned indicators were defined in the regulations applicable to the Plans.

d.         How the Plans fit into the compensation policy:

The Plans are a key component of the Company's compensation strategy, since they are efficient means of recognizing, motivating and retaining members of the Executive Board in the short, medium and long term.

e.         How the Plans align short-, medium- and long-term interests of management with those of the issuer

The Plans align the short-, medium- and long-term interests of the members of the Executive Board and those of the Santander Brasil since the stock options are only exercised and shares vested if the Company's strategic objectives are consistently attained during the plan cycles.

f.          Maximum number of shares covered:

Share-based compensation receivable for current year (2012)
	Board of Directors							Statutory Management
	3º Cycle	4º Cycle			5º Cycle		Deferment	3º Cycle	4º Cycle			5º Cycle		Deferment
	Global	Global	Local - PSP	Local-PSP	Global	Local- PSP		Global	Global	Local- PSP	Local –SOP	GLOBAL	LOCAL - PSP
Maximum number of shares covered	0	5,225	0	500,000	5,225	0	186,038	0	95,489	34,100	9,270,000	106,715	42,200	669,085

Share-based compensation receivable for fiscal year ended on 12/31/2011
	Board of Directors							Statutory Management
	3º Cycle	4º Cycle			5º Cycle		Deferment	3º Cycle	4º Cycle			5º Cycle		Deferment
	Global	GLOBAL	Local - PSP	Local-PSP	Global	Local- PSP		Global	Global	Local- PSP	Local –SOP	GLOBAL	LOCAL - PSP
Maximum number of shares covered	18,750	14,852	0	1,041,667	14,852	0	295,160	452,117	102,433	17,825	10,203,333	114,060	29,575	1,101,811

h.         Maximum number of options to be granted:

Share-based compensation receivable for current year (2012)
	Board of Directors						Statutory Management
	4º Cycle			5º Cycle	SOP 2014		2º Cycle Deferment	4º Cycle			5º Cycle		SOP 2014	2º Cycle Deferment ****
	Global	Local-PSP	Local-SOP	Global	Local-PSP		Global		Local- PSP	Local- SOP	Global	Local-PSP
Maximum number of options to be granted	-	-		-	-	-	-	-	-	-	-	-	13,200,00	1,494,521

Share-based compensation receivable for fiscal year ended on 12/31/2011
	Board of Directors						Statutory Management
	4º Cycle			5º Cycle		SOP 2014	4º Cycle			5º Cycle		SOP 2014
	Global	Local-PSP	Local-SOP	Global	Local-PSP		Global	Local- PSP	Local- SOP	Global	Local-PSP
Maximum number of options to be granted	-	-		-	-	-	-	-	-	-	-

i.          Terms for acquisition of shares

h.1. Global Program

For each cycle a maximum number of shares is determined for each beneficiary who remains in the Bank during the period of the plan. In the first three (3) cycles, the targets, which, if achieved, determined the number of shares to be allotted, were defined by comparing the performance of Santander Spain with a group of Financial Institutions used as a reference and considering two parameters, which were: Total Shareholder Return (RTA)  and Income Growth per Share (BPA). At the end of each cycle, the RTA and the BPA Growth (for PI09, PI10 and PI11) will be compared with Santander Spain's results and those of each of the reference companies, and the results will be classified in ascending order. Each of the two criteria (RTA and BPA Growth) will be weighted in the ratio of 50% of the calculation of the percentages of shares to be allotted, on the basis of the following scale and according to the relative position of Santander Spain in the classification of the reference Financial Institutions.

Position of Santander in RTA Ranking	Maximum Percentage of Shares Granted	Positions of Santander in LPA Growth Ranking	Maximum Percentage of Shares Granted
1st to 5th	100%	1st to 5th	100%
6th	82%	6th	82%
7th	65.0%	7th	65.0%
8th	47.5%	8th	47.5%
9th	30.0%	9th	30.0%
10th or below	0%	10th or below	0%

Any company in the reference group which is acquired by another company whose shares cease to be traded, or cease to exist, shall be excluded from the reference group. If this, or something similar, shall occur, the comparison with the reference group shall be made in such a way that, for each of the measures taken into account (RTA and BPA Growth), the maximum percentage of shares shall be allotted if Santander Spain is classified in the top quartile (including the 25th percentile) of the reference group. No shares shall be allotted if Santander Spain is classified below the average (50th percentile) and 30% of the maximum amount of shares shall be allotted if Santander Spain is classified as average (50th percentile). The linear interpolation method shall be used to calculate the corresponding percentage for positions between the average and the first quartile (25th percentile), excluding the two positions.

From plan PI12 onwards, the objective determining the number of shares is related to only one (1) performance parameter, with 100% weighting in the percentage of shares to be distributed: the Santander Spain Group RTA.

h.2 Local Programs

The Extraordinary Shareholder´s Meeting  of Santander Brazil held on February 3, 2010, approved the Stock-based Remuneration Program – Units (Local Plan), consisting of two (2) separate plans: The Share Deposit Certificate Purchase Option Plan – Units (SOP) and the Long-Term Incentive Plan – Investment in Share Deposit Certificates – Units (PSP).  The details of each plan are:

SOP Plan:  Share Purchase Option Plan, with new Santander shares being issued, promoting commitment on the part of Executive Officers to the long-term results. The exercise period shall start on June 30, 2012 and the plan continues for two (2) further years after the option exercise rights period begins. An amount equivalent to 1/3 of the Units received on the exercise of the options may not be sold by the participant during a period of one (1) year from the date of the exercise.

PSP Plan: A Stock-Based Remuneration Plan paid in cash, promoting commitment on the part of executives to the long-term results. The minimum amount corresponds to 50% of the remuneration paid in cash, which participants must use to acquire Units. The Units may not be sold during a period of one (1) year from the date of the exercise.

SOP 2014 Plan

On October 25, 2011, an Extraordinary Shareholder´s Meeting approved the long-term incentive plan. The number of Units exercisable by the participants shall be determined according to the result of considering a single performance parameter for the Company: the Total Shareholder Return (RTA) – and may be reduced if the Bank fails to achieve the objectives for Return on Risk-Adjusted Capital (RORAC), measured by comparing the forecast and actual results in each period, as determined by the Board of Directors. In addition, it is necessary that the participant remain in the Company during the period of the plan in order to meet the conditions for exercising the corresponding Units.

The plan will be paid out in Share Deposit Certificates (Units) for the difference between the closing price on the date of the exercise and the Strike Price, net of withholding tax.

h.3 Deferment Programs

Deferment – 1st Cycle

The plan’s aim is to pay a gratification, in cash, representing part of the variable remuneration owing by the Company to the participants under its remuneration policy, linked to the future performance of its shares. The plan will not result in any dilution of Santander Brasil’s share capital, since the participants will not have the status of shareholders of the Company, nor any other right or privilege which such status confers.

Deferment – 2nd Cycle

The plan is consistent with the current regulatory context in which the Company operates, especially in the light of the National Monetary Council’s Resolution No. 3921 of November 25, 2010, under which financial institutions must observe certain requirements for the deferred future payment of a portion of the variable remuneration owing to their managers and other employees, taking into account the sustainable long-term financial base and adjustments in future payments, as a result of the risks assumed and the fluctuations in the cost of capital.

The plan is divided into two programs:

•       Supervised Group Program

Members of the Executive Committee (CEO and Vice-Presidents) and other executives who assume significant risks and responsibilities in the control areas. The amount deferred shall be paid half in cash, indexed to the full CDI rate, and half in Units.

•       Non-Supervised Group Program (Statutory Officers)

Statutory Officers who are not participating in the Supervised Group plan are eligible, and the deferred portions shall be paid entirely in Units.

i.          Criteria for setting purchase or exercise price

i.1. Global program

Not applicable, since the exercise price is the market value on the date the option is exercised.

i.2. Local programs

SOP: The options' exercise price to be paid by participants to subscribe Units will be R$ 23.50. The exercise price will be adjusted as a result of: bonus in Shares / Units, split or reverse stock split conducted by the Company, or corporate reorganizations.

PSP: Not applicable, since the exercise price is the market value on the date the option is exercised.

SOP2014 : The options issued indicate an option price of R$14.31 per Unit.

i.3 Deferment Program (1st and 2nd Cycle)

Not applicable, since the exercise price is the market value on the date the option is exercised.

k.         Criteria for setting the exercise period

The exercise period takes into account the time necessary for the interests of shareholders and staff to be brought into line over the medium term, due to the characteristics of the financial sector.

j.1. Global program:

The duration of the cycles will be three (3) financial years, thus favoring Executive Board' commitment to long-term results.

j.2. Local programs:

SOP: the duration of the Plan will be three (3) financial years, thus favoring Executive Board' commitment to long-term results. The deadline for exercising the options extends for a further period of two (2) years after the date of the right to exercise. The deadline for exercising is from June 30, 2012 to June 30, 2014.

PSP: the duration of cycles will be three (3) financial years, thus favoring members of the Executive Board's commitment to long-term results.

SOP2014 : The plan has a duration of three years, promoting commitment of the Executive Officers to the long-term results. The exercise period will be from June 30, 2014 to June 30, 2016.

j.3 Deferment Plan

Deferment 1st and 2nd Cycle: The total number of Units of reference shall be made available in 3 equal installments, one in each of the three accounting periods immediately following the base year.

l.          Form of payment

k.1. Global program:

Bonus included in paycheck, which must be used to buy the shares.

k.2. Local program:

SOP: in shares.

PSP: bonus included in paycheck, of which 50% must be used to buy the shares.

SOP 2014: in shares.

k.3. Deferral programs:

1st Cycle: Gratification in payroll

2nd Cycle: The gratification payment shall be made directly in Units, subject to approval of this method of payment by the Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA). Otherwise, the amount shall be paid in Reais, indexed to the price of the Units.

m.        Restrictions on the transfer of shares:

l.1. Global program:

There are no restrictions on transfers of shares after exercising the options.

l.2. Local program:

SOP: for a period of one year as of the date of purchase of each Unit, participants may not dispose of a quantity equivalent to 1/3 of Units arising from the exercise of the options granted.

PSP: for one year as of the date of purchase, participants may not dispose of the quantity of Units comprising 50% of the net investment under this plan.

SOP2014: An amount equivalent to 40% of the Units resulting from the participant’s investment, or 50% in the case of the CEO of the Company, (“the Restricted Percentage”) may not be disposed of during the periods shown in the following table ("Period of Restriction"):

(i)                              one third (1/3) of the Restricted Percentage for a period of two (2) years from the date of acquisition of each Unit;

(ii)               one third (1/3) of the Restricted Percentage for a period of three (3) years from the date of acquisition of each Unit; and

(iii)             one third (1/3) of the Restricted Percentage for a period of four (4) years from the date of acquisition of each Unit.

l.3. Deferral program:

1st Deferment Cycle – Not applicable, since the plan provides for the whole gratification to be paid in cash.

2nd Deferment Cycle – The managers belonging to the supervised group program mentioned previously may not dispose of the Units received under the plan for a period of one (1) year from the date of receipt of each lot of Units.

n.         Criteria and events that lead to suspension, modification or termination of the plan

m.1. Global program

The plan may be altered for legal or regulatory reasons.

m.2. Local programs (SOP, PSP and SOP 2014)

Any material amendment to the law or regulations affecting joint-stock companies and / or tax effects applicable to the Company and to the participants may lead to the partial or full revision of the plan, or even its suspension or withdrawal, at the discretion of the Board of Directors.

Additionally, in the case of the SOP and SOP 2014 plan, if there is a direct or indirect sale or transfer made by the Santander Brasil's controlling shareholders through a single transaction or a series of transactions, of a number of actions involving a change in control of the Santander Brasil, pursuant to Level 2 regulations, the Board of Directors may at its sole discretion allow participants to exercise their options in full or in part. The Board of Directors may make special rules to allow shares granted under the stock option plans to be sold in a public offering for acquisition.

m.3. Deferral program:

Deferment – 1st and 2nd Cycles - The plan may be terminated, suspended or amended by the Board of Directors at any time. In the event of suspension or termination, participants who already have Units-referenced bonus portions receivable shall be entitled to receive them, under the following circumstances:

- to preserve the goals of the plan, the total number of Units will be adjusted upward or downward in the event of stock splits, reverse stock splits or stock dividends, mergers, consolidations, spin-offs, or other material procedures of a similar nature.

- the Human Resources Department, under the supervision of the executive committee, will make the aforementioned quantitative adjustments using the same methods that BM&FBOVESPA uses to make similar adjustments in its stock markets.

o.         Effects of withdrawal of members of management from the issuer's bodies on their rights under stock-based compensation plans

n.1. Global Program:

In the event of retirement, dismissal without cause, resignation or removal, permanent disability or death, the right to delivery of the shares will remain as if none of these circumstances had occurred, except for the following alterations:

- in case of death, this right will pass to the beneficiary's successors;

- the number of shares to be delivered will be the result of multiplying the maximum number of shares to be delivered by the result of dividing the number of days elapsed between the plan's inception date and the date of the occurrence of a death, retirement, pre-retirement, resignation or dismissal or other circumstance determining application of this rule, including in terms of the number of days of the plan's applicability.

n.2. Local Programs – PSP, SOP and SOP 2014

The ILP Plans will be extinguished and participants will lose the right to participate in the plan in advance, so that they will have no right to receive options or shares, if a participant leaves due to resignation, or is terminated from employment by the Company due to just cause or removal from office.

In the event of a participant's employment being terminated due to steps taken by the Company pursuant to Article 483 of the Consolidated Labor Laws, due to dismissal without cause, or through mutual agreement in the case of a participant who does not have a binding employment contract, or in the event of retirement, the participant will be awarded a bonus in an amount proportional to the period they have participated in the plan, with due regard for the percentage fulfillment of performance indicators at the same time as payments are made to other participants in the corresponding cycle.

In the event of a participant's death or permanent disability, the delivery of the options or shares will be made together with that of the other participants in the same plan cycle, without applying the percentage of time participating in the applicable plan cycle, but by usually applying the percentage of fulfillment of performance indicators. In the event of death, delivery will be made to the participants’ successors.

n.3. Deferral Programs

The plan will be lawfully extinguished in advance and participants will lose the right to participate in the plan, thus not being entitled to receive future payments in the event of termination by resignation or dismissal for cause under Article 482 of the Consolidated Labor Laws, or removal from statutory position unilaterally decided by the Company.

In the event of a participant leaving due to termination of employment contract arising from acts performed by the Company pursuant to Article 483 of the Consolidated Labor Laws, due to dismissal without cause, retirement or death, the participant will be awarded the portion of Units-referenced bonus applicable to this participant at the same time as payments are made to the other participants in the corresponding cycle. In the event of death, delivery will be made to the participants’ successors.

In the event of a participant's permanent disability, to be evidenced by two medical reports (from a public and a private institution), the participant will be awarded the Units-referenced bonus applicable to this participant at the same time as payments are made to other participants in the corresponding cycle.

In the event of suspension of employment contract due to sickness or occupational accident, participants will be awarded the Units-referenced bonus applicable to these participants at the same time as payments are made to other participants in the corresponding cycle.

13.5.    Number of shares or directly or indirectly held in Brazil or abroad, and other securities convertible into shares, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, members of the board of directors and statutory board, grouped by body, as of the closing date of the previous year.

Companies	Securities	Board of Directors	Executive Board
Banco Santander (Brasil) S.A.	ON Shares	8	1,008
	PN Shares	0	1,768
	Units	262,681	833,795
Banco Santander, S.A.	Shares	590,861	207,436
CIBRASEC - Companhia Brasileira de Distribuição S.A.	Shares	0	2
Companhia de Arrendamento Mercantil RCI Brasil	Shares	0	6
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Shares	0	6
Estruturadora de Projetos S.A.	Shares	0	2
Santander Microcrcédito e Assessoria Financeira S.A.	Shares	0	0
Santander Brasil Asset Management DTVM S.A. (Shares)	Shares	0	0
Santander GETNET Serviços para meios de Pagamento S.A.	Shares	0	1
Santander Leasing S.A. Arrendamento Mercantil	Shares	27	34
Universia Brasil S.A.	Shares	2	0

13.6.    Related to Stock-based compensation of the Board of Directors and the Statutory Board recognized in income for the past 3 years and compensation planned for the current year:

2012

Share-based compensation receivable for current year (2012)
	Board of Directors								Statutory Management
	4º Cycle			5º Cycle		SOP 2014	1º Cycle deferment	2º Cycle deferment ****	4º Cycle			5º Cycle			SOP 2014	1º Cycle deferment	2º Cycle deferment ****
	Global	Local-PSP	Local-SOP	Global	Local-PSP				Global	Local- PSP	Local- SOP	Global	Local-PSP	Local-SOP
No. of members	8								55
Grant of share purchase options
Date of grant	2010			2011		2011	2011	2012	2010			2011			2011	2011	2012
Number of share options granted*	5,225	0	500,000	5,225	0	0	186,038	0	95,489	34,100	9,2700.00	106,715	44.200		13,200,00	669,085	1,494,521
Period until options can be exercised	2012			2013		2013	2011	2012	2012			2013			2013	2011	2012
Maximum period for exercise of options	N.A.		2014	N.A.		2016	2014	2015			2014	N.A.			2016	2014	2015
Vesting period									N.A.
Weighted average exercise price	N.A.								N.A.
(a) Of options pending at the start of the year	N.A.								N.A.
(b) Of options lost during the year	N.A.								N.A.
(c) Of options exercised during the year	N.A.								N.A.
(d) Of options expired during the year	N.A.								N.A.
Fair value of options at date of grant	N.A.		R$ 7.19	N.A.**					N.A.		R$ 7.19	N.A.**			R$ 7.08
Potential dilution in the event of all options granted being exercised			0,5%***

*Takes into account options pending and unexercised from previous years.

** The Global plans and the Local – PSP plan grant shares instead of purchase options. Therefore no fair value exists.

*** Maximum dilutions.

**** Part of Units

2011
Share-based compensation receivable for fiscal year ended on 12/31/2011
Board of Directors	Statutory Management
3º Cycle	4º Cycle	5º Cycle	Deferment	SOP 2014	3º Cycle	4º Cycle	5º Cycle	Deferment	SOP 2014
Global	Global	Local - PSP	Local-PSP	Global	Local- PSP	Global	Global	Local- PSP	Local –SPOP	Local-SOP	SOP 2014
No. of members	9	61
Grant of share purchase options
Date of grant	2009	2010	2011	2011	2009	2010	2011	2011	2011
Number of share options granted*	18,750	14,852	0	1,041,667	14,852	0	295,160	0	95,489	34,100	9,2700.00	106,715	44.200	13,200,00	1,101,811	12,120,833
Period until options can be exercised	2011	2012	2013	2011	2011	2012	2013	2011	2013
Maximum period for exercise of options	N.A.	2014	N.A.	2014	N.A.	2014	N.A.	2014	2016
Vesting period	N.A.	N.A.
Weighted average exercise price	N.A.	N.A.
(a) Of options pending at the start of the year	N.A.	N.A.
(b) Of options lost during the year	N.A.	N.A.
(c) Of options exercised during the year	R$ 16.704	N.A.	R$ 16.704	N.A.
(d) Of options expired during the year	N.A.	N.A.
Fair value of options at date of grant	N.A.**	R$ 7.19	N.A.**	R$ 7.08	N.A.	R$ 7.19	N.A.**	R$ 7.08
Potential dilution in the event of all options granted being exercised	0.5%***	0.5%***

*Takes into account options pending and unexercised from previous years.

** The Global plans and the Local – PSP plan grant shares instead of purchase options. Therefore no fair value exists.

*** Maximum dilutions.

2010
Share-based compensation receivable for fiscal year ended on 12/31/2010
	Board of Directors							Statutory Management
	2º Cycle	3º Cycle	4º Cycle			5º Cycle		2º Cycle	3º Cycle	4º Cycle			5º Cycle
	Global	Global	Global	Local-PSP	Local-SOP	Global	Local-PSP	Global	Global	Global	Local - PSP	Local - SOP	Global	Local - PSP
No. of members	8							63
Grant of share purchase options
Date of grant	2008	2009	2010			2011		2008	2009	2010			2011
Number of share options granted*	0	0	0	0	0	0	0	269,263	699,400	165,797	15,500	15,370,000	159,000	33.800
Period until options can be exercised	Not Applicable							2010	2011	2012			2013
Maximum period for exercise of options								N.A.				2014	N.A.
Vesting period								N.A.
Weighted average exercise price
(a) Of options pending at the start of the year								N.A.
(b) Of options lost during the year								N.A.
(c) Of options exercised during the year								R$ 19.465	N.A.
(d) Of options expired during the year								N.A.
Fair value of options at date of grant								N.A.						R$ 7.08
Potential dilution in the event of all options granted being exercised								-						0.5%***

*Takes into account options pending and unexercised from previous years.

** The Global plans and the Local – PSP plan grant shares instead of purchase options. Therefore no fair value exists.

*** Maximum dilutions.

2009

Share-based compensation receivable for fiscal year ended on 12/31/2009
	Board of Directors						Statutory Management
	2º Cycle	2º Cycle	3º Cycle	4º Cycle			1º Cycle	2º Cycle	3º Cycle	4º Cycle
	Global	Global	Global	Global	Local-PSP	Local-SOP	Global	Global	Global	Global	Local-PSP	Local-SOP
No. of members	0						0
Grant of share purchase options	Not Applicable
Date of grant							2007	2008	2009	2010
Number of share options granted*							161,409	244,823	681,600	153,199	12,400	14,190,000
Period until options can be exercised							2009	2010	2011	2012
Maximum period for exercise of options							N.A.					2014
Vesting period							N.A.
Weighted average exercise price
(a) Of options pending at the start of the year							N.A.
(b) Of options lost during the year							N.A.
(c) Of options exercised during the year							N.A.
(d) Of options expired during the year							N.A.
Fair value of options at date of grant							N.A.					R$ 7.19
Potential dilution in the event of all options granted being exercised							-					0.5%***

*Takes into account options pending and unexercised from previous years.

** The Global plans and the Local – PSP plan grant shares instead of purchase options. Therefore no fair value exists.

*** Maximum dilutions.

13.7 Information about the options held by the Board of Diretctor and Statutory Board.

As of December 31, 2011, there were no outstanding options to be exercised under any of the Plans.

13.8.    Options exercised and shares delivered referring to the stock-based compensation of the Board of Directors and the Statutory Board in the past 3 years

13.8.1. Global Program

The right to exercise the options regarding the 1st, 2nd and 3rd cycles has been carried out as follows:

Options exercised  - fiscal year ended on 12/31/2009

	Board of Directors	Statutory Management

	1St CYCLE - GLOBAL	1ST CYCLE - GLOBAL

No. of members	0	58
Options exercised
Number of shares
Weighted average exercise price
Difference between exercise price and market price of	N.A.*
shares corresponding to options exercise
Shares delivered
Number of shares delivered	0	146,543
Weighted average acquisition price	-	R$ 23.725
Difference between acquisition price and market price of shares acquired	-	0

* Global Plans grant shares, not stock options.

Options exercised  - fiscal year ended on 12/31/2010

	Board of Directors	Statutory Management

	2nd CYCLE - GLOBAL	2nd CYCLE - GLOBAL

No. of members	8	63
Options exercised
Number of shares
Weighted average exercise price
Difference between exercise price and market price of	N.A.*
shares corresponding to options exercise
Shares delivered
Number of shares delivered	0	222,274
Weighted average acquisition price	-	R$ 19,465
Difference between acquisition price and market price of shares acquired	-	0

* Global Plans grant shares, not stock options.

Options exercised  - fiscal year ended on 12/31/2011

	Board of Directors	Statutory Management

	2nd CYCLE - GLOBAL	2nd CYCLE - GLOBAL

No. of members	8	63
Options exercised
Number of shares
Weighted average exercise price
Difference between exercise price and market price of	N.A.*
shares corresponding to options exercise
Shares delivered
Number of shares delivered	0	222,274
Weighted average acquisition price	-	R$ 19,465
Difference between acquisition price and market price of shares acquired	-	0

* Global Plans grant shares, not stock options.

The average weighed price of acquisition was R$23.7252 per share for I09, R$19.46496 for I10 and R$16.704464 for I11.

The total difference between the acquisition amount and the market value of the shares purchased does not apply to this case, once the amount credited corresponds to the market value as of the date of delivery.

13.8.2. Local Programs (SOP, PSP and SOP 2014)

No exercise.

13.8.3. Deferral Program

No exercise.

13.9. Summary description of the information required for understanding the data disclosed in sections 13.6 to 13.8, such as explanation of the pricing method for the shares and the options

13.9.1. Global Program

a) Pricing model

Fair value calculations were based on the Monte Carlo pricing model.  The Monte Carlo method (MMC) is a statistic method used to simulate the price generation process based on neutral risk assumptions.

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, expected volatility, option term, expected dividends and risk-free interest rate. The assumptions made for the pricing model are described below.

In case the goals set forth in the regulations are achieved, the exercise price in all cycles will be the market price as of the date of exercise.

	PI09	PI10	PI11	PI12	PI13	PI14
Anticipated Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%	51.35%

Annual Dividend Income for Last 5 Years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Risk-Free Interest Rate (Zero Coupon Treasury Bond)
during the Plan Period	4.47%	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historic volatility for the respective period (two or three years).

c) Method used and assumptions made for incorporating the expected effects of early exercise

Not applicable, given that early exercise is not allowed.

d) Means for determining expected volatility

Estimations are based on the historical volatility for the relevant term.

e) Was any other characteristic of the option incorporated to the measurement of fair value?

Not applicable, provided that no other characteristic of the option was incorporated to fair value measurement.

13.9.2. Local Programs

SOP

a) Pricing model

Fair value calculations were based on the binomial pricing model.  A tree was set up with price trajectories so as to determine the value of the share in the future.

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, expected volatility, option term, expected dividends and risk-free interest rate.

Below are the assumptions used in the pricing model:

Performance Conditions	SOP Plan
Method of Assessment	Binomial
Volatility	57.37%
Dividend Rate	5.43%
Vesting Period	2.72 years
Average Exercise Time	3.72 years
Risk-Free Rate	11.18%
Probability of Occurrence	60.93%
Fair Value for Shares	R$7.19

c) Method used and assumptions made for incorporating the expected effects of early exercise

Not applicable, given that early exercise is not allowed.

d) Means for determining expected volatility

Estimations are based on the historical volatility for the relevant term.

e) Has any other characteristic of the option been incorporated in fair value measurement?

Not applicable, given that no other characteristic of the option was incorporated to fair value measurement.

PSP

Not applicable, taking into account that the plan aims at payment of funds in cash by the Company to the participant, and the use of a portion of such funds to purchase Company’ Units is mandatory.  The funds to be paid are referenced in Company’s Units.  At the time of the payment, the value of the shares will be calculated using the weighted daily volume average of the weighted average price of the Unit on BM&FBOVESPA considering the fifteen business days that precede the date of payment of the plan.

SOP2014

a) Pricing model

The Black & Scholes pricing model was used to calculate fair value. A tree-like format is used with price trajectories giving the value of a share at a future date.

b) Data and assumptions used in the pricing model, including the weighted average price of the shares, the exercise price, the anticipated volatility, the life of the option, expected dividends and the risk-free interest rate

The data utilized in the model are given below:

Performance Conditions	SOP 2014
Method of Assessment	Black&Scholes
Volatility	40.00%
Dividend Rate	3.00%
Vesting Period	2 years
Average Exercise Time	5 years
Risk-Free Rate	10.50%
Probability of Occurrence	53.43%
Fair Value of Shares	R$5.81

c) Method used and assumptions made to incorporate anticipated effects of early exercise

, given that the model does not allow for early exercise.

d) Method of determining anticipated volatility

Estimated on the basis of past volatility for the corresponding period of time.

e) Whether some other feature of the option was included in the measurement of its fair value

Not applicable, as no other feature of the option was included in the measurement of its fair value.

13.9.3. Deferral Plans

1st Deferment Cycle

Not applicable, given that the purpose of the program is to pay a cash bonus on a portion of the variable compensation due by the Company to participants, as provided for in the compensation policy. The amount to be paid is referenced in Company’s Units. At the time of payment, the value of the shares will be calculated using the weighted daily volume average of the weighted average price of the Unit on BM&FBOVESPA considering the fifteen business days before February 10 of each year subsequent to the base year.

2nd Deferment Cycle.

Not applicable, as the aim is to pay a gratification, in Units, representing part of the variable remuneration owing by the Company to the participants under its remuneration policy.

13.10. Pension plans currently in effect and granted to the members of the Board of Directors and statutory officers.

The Company’s principal pension plan currently in effect is SantanderPrevi.

Participation in said plan is optional, and the monthly contribution is equivalent to 2% of salary*  (limited to 13 Ups = R$3,994.77*) plus 2% to 9% (at the preference of the participant) of the salary minus 13 UPs.

This amount will be increased by a matching contribution made by Santander Group Brasil and ranging from 100% to 150% from year to year, as described below:

 * Base of September/11

Time in new plan(*)	Group matching amount

Less than 3 years	100%
From 3 full years to 6 incomplete years	110%
From 6 full years to 10 incomplete years	120%
From 10 full years to 15 incomplete years	130%
As from 15 incomplete years	150%

(*) As from the unification of Santander Brasil’s benefit policies, in June 2009.

The table below shows the contributions made to the SantanderPrevi pension plan and supplementary pension plans in 2011.

	Board of Directors	Statutory Officers
No. of members	1	50
Name of the plan	Retirement Plan of Santanderprevi	Retirement Plan of Santanderprevi
Number of managers in a position to retire	N.A.	N.A.
Conditions for early retirement	N.A.	N.A.
Updated aggregate amount of total contributions up to the close of the last financial year, discounting the portion corresponding to contributions made directly by the managers	6.186.402	32.778.177
Aggregate amount of total contributions made during the last financial year, discounting the portion corresponding to contributions made directly by the managers	241.825	2.727.715
Possibility of early redemption and conditions	N.A.	N.A.

The amount accumulated until December 31, 2011 comprises the balance of contributions and redemptions as of this date.

SantanderPrevi counts on the participation of 50 Executive Board members and 1 member of the Board of Directores with the same matching contribution, which is in compliance with the plan’s rules. The amount of contributions in 2011 was R$2,969,540.

13.11. Set up a table showing the regarding the board of directors and the statutory board in the last three years:

This item was not disclosed due to an injunction granted in the case records of Writ of Prevention No. 17350 currently in progress at the Second Panel of the Superior Court of Justice (STJ), which reinstated the effects of the decision rendered by the judge of the 5th Lower Federal Court of Rio de Janeiro in the case records of proceeding No. 2010.510102888-5, which prevented disclosure.

13.12. Detail contractual arrangements, insurance policies or other instruments that may structure compensation or indemnity mechanisms applied to management in case of removal from Office or retirement, indicating the financial consequences for the issuer.

In 2011 Santander Brasil hired a manager in whose employment contract there is a clause guaranteeing the receipt of a bonus for 2012 in the event that he leaves the Company or that his employment contract is terminated by the Bank before the end of 2012. Since there is only one manager on these terms in the Company, there is no material consequence for the organization.

13.13. Related to three last fiscal years, inform the percentage of total compensation of each body recognized in the issuer’s income regarding members of the board of directors, statutory board or fiscal council directly or indirectly related to the controlling shareholders, as provided for in the accounting rules addressing this matter.

In 2009 no payments were made to members of the Board of Directors or of the Executive Board who were related parties of the Controlling Shareholder.

In 2010, 33% of total compensation paid by Santander Brasil to the members of the Board of Directors were allocated to the payment of Board of Directors’ members who are parties related to the controlling shareholders, since they hold management positions in Group Santander Spain.

In 2011, no payments were made to members of the Board of Directors or of the Executive Board who were related parties of the Controlling Shareholder.

13.14. Inform the amounts recognized in issuer’s income as compensation to members of the Board of Directors, Statutory Board or the Fiscal Council, grouped by body, for any reason other than the position they hold, such as, for example, commissions and provision of consulting or advisory services in the past three years

Not applicable, considering the absence of such amounts recognized in income of Santander Brasil.

13.15.  Inform the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation to members of the issuer’s Board of Directors, Statutory Board or the Fiscal Council, grouped by body, detailing the reason for the payment of such amounts to these persons.

Members of the Board of Directors performing executive functions in Santander Spain, as well as other directors and officers, do not get compensations abroad for the functions they perform in Brazil.

In 2011, only two non-executive members of the Board of Directors of Banco Santander Brasil held executive positions in Santander Spain, for which they received remuneration amounting to EUR8,338,973.

Financial Year 2011
	Board of Directors	Statutory Officers	Supervisory Board	Total
Direct and indirect parent companies	8,338,973 EUR	0	0	8,338,973 EUR
Parent Companies of the Issuer	0	0	0	0
Companies under common control	0	0	0	0

Financial Year 2010
	Board of Directors	Statutory Officers	Supervisory Board	Total
Direct and indirect parent companies	11,461,270 EUR	0	0	11,461,270 EUR
Parent Companies of the Issuer	0	0	0	0
Companies under common control	0	0	0	0

Financial Year 2009
	Board of Directors	Statutory Officers	Supervisory Board	Total
Direct and indirect parent companies	0	0	0	0
Parent Companies of the Issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information deemed relevant by the issuer

All the material information relevant to the remuneration policy and to the remuneration of the managers of Santander Brasil has been given in the preceding clauses.

Exhibit IV

PROPOSAL FOR AMENDMENT OF THE BY-LAWS TO INCLUDE A PROVISION FOR AN EXECUTIVE COMMITTEE IN ARTICLE 23

(In accordance with paragraphs I and II of Article 11 of CVM Instruction 481)

By-Laws of Banco Santander (Brasil) S.A.
Current Wording	Proposed Wording	Legal and Economic Justification
CHAPTER I NAME, REGISTERED OFFICE, CHOSEN JURISDICTION, DOMICILE AND CORPORATE PURPOSE	CHAPTER I NAME, REGISTERED OFFICE, CHOSEN JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Article 1. BANCO SANTANDER (BRASIL) S.A. (“the Bank” or “the Company”), a private legal entity, is a joint stock company governed by these By-Laws and by the legal and regulatory provisions that apply to it.

	Not applicable	Not applicable

Sole paragraph:  With the admission of the Company into the special sector of listing known as Corporate Governance Level 2 (“Level 2”) of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, managers and members of the Supervisory Board, when such exists, are subject to the provisions of the Corporate Governance Level 2 Listing Regulations of BM&FBovespa ("the Level 2 Regulations").

	Not applicable	Not applicable
Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.	Not applicable	Not applicable
Sole paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.	Not applicable	Not applicable
Article 3. The Company is established for an indefinite period of duration.	Not applicable	Not applicable

Article 4. The corporate purposes of the company are to carry out operations involving assets, liabilities and accessories, inherent in the respective authorized Portfolios (Commercial, Investment, Credit, Financing and Investment, Real Estate Credit and Leasing), as well as Foreign Exchange operations and the Management of Securities Portfolios, and whatever other operations may be permitted to companies of its type, in accordance with the legal and regulatory provisions, being able to participate in the share capital of other companies, as a partner or a shareholder.

	Not applicable	Not applicable

CHAPTER II SHARE CAPITAL AND SHARES	CHAPTER II SHARE CAPITAL AND SHARES

Article 5. The share capital amounts to R$62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and 21 cents), divided into 399,044,116,905 (three hundred and ninety-nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, of which 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) are common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) are preferred shares, all nominal and with no par value.

	Not applicable	Not applicable

Paragraph 1 The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its By-Laws, by up to a total limited to 500,000,000,000 (five hundred billion) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

	Not applicable	Not applicable

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

	Not applicable	Not applicable
Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.	Not applicable	Not applicable

Paragraph 4 Provided that the authorized capital limit is not exceeded and in accordance with a plan approved in Shareholders’ Meeting, the Bank may grant a share purchase option to managers, employees or individuals who provide services to it, or to managers, employees or individuals who provide services to companies under its control, excluding the preemptive rights of shareholders in the grant and the exercise of the purchase options.

	Not applicable	Not applicable
Paragraph 5 Each common share shall entitle the holder to one vote at Shareholders' Meetings.	Not applicable	Not applicable

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Chapter X of these By-Laws.

	Not applicable	Not applicable

Paragraph 7 Preferred shares do not entitle the holder to a vote, except in respect of the following matters:	Not applicable	Not applicable
(a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in Shareholders’ Meeting;

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital;
(d) the choice of a specialist institution or firm to determine the Economic Value of the Company, in accordance with Article 47 of these By-Laws; and	(d) the choice of a specialist institution or firm to determine the Economic Value of the Company, in accordance with Article 48 of these By-Laws;	Amendment due to the inclusion of article 23.

(e) the amendment or revocation of statutory dispositions which may alter or modify any of the requirements contained in item 4.1 of the BM&FBovespa Level 2 Listing Regulations, provided that this right to vote shall prevail only as long as the Corporate Governance Level 2 Participation Agreement is in force.

	Not applicable	Not applicable

Paragraph 8 All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

	Not applicable	Not applicable
Paragraph 9 A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.	Not applicable	Not applicable

Paragraph 10 The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

	Not applicable	Not applicable

Paragraph 11 The Company may, subject to notification to BM&FBovespa and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

	Not applicable	Not applicable

Paragraph 12 New fully paid-up shares may receive dividends in full, irrespective of the date of subscription.  It will be the responsibility of the Shareholders’ Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

	Not applicable	Not applicable

Paragraph 13 At the discretion of the Board of Directors preemptive rights may be excluded or the period for the exercise thereof shortened, when shares and subscription warrants are issued, which are to be placed by means of (i) a market sale or public subscription, or (ii) an exchange of shares, under the terms of a public offer for the acquisition of control, in accordance with the Law.

	Not applicable	Not applicable

CHAPTER III SHAREHOLDERS’ MEETING	CHAPTER III SHAREHOLDERS’ MEETING
Article 6. The Shareholders’ Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.	Not applicable	Not applicable

Paragraph 1 A Shareholders’ Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Supervisory Board, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance.  The Shareholders’ Meeting which shall consider the cancellation of the registration of a publicly-held company or the quitting by the Company of Level 2, shall be convened at least thirty (30) days in advance.

	Not applicable	Not applicable

Paragraph 2 A shareholder may be represented at a Shareholders’ Meeting by a proxy authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

	Not applicable	Not applicable
Paragraph 3 The Shareholders’ Meeting will fix, each year, the aggregate amount of the remuneration of the managers, the Audit Committee and the Supervisory Board, if one has been appointed.	Not applicable	Not applicable

Paragraph 4 The Shareholders’ Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

	Not applicable	Not applicable

Paragraph 5 It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation.  The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes, subject to the exceptions provided for under the law and to the provisions of Article 47, Paragraph 1 of these By-Laws.

Paragraph 5 It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation.  The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes, subject to the exceptions provided for under the law and to the provisions of Article 48, Paragraph 1 of these By-Laws.

Amendment due to the inclusion of article 23.

CHAPTER IV THE MANAGEMENT	CHAPTER IV THE MANAGEMENT
Article 7. The Company shall be managed by a Board of Directors and an Executive Board.	Not applicable	Not applicable

Article 8.  Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

	Not applicable	Not applicable

Article 9.  The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and the prior signing of the Managers' Term of Consent, as required under the Level 2 Regulations, and once the applicable legal requirements have been complied with. The managers shall, immediately upon taking up their posts, inform BM&FBovespa of the amount and type of the Company's securities which they hold, directly or indirectly, including their derivatives.

	Not applicable	Not applicable

Sole paragraph.  The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

	Not applicable	Not applicable

Article 10.  Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

	Not applicable	Not applicable
Article 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.	Not applicable	Not applicable
Article 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.	Not applicable	Not applicable

Article 13.  The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

	Not applicable	Not applicable

SECTION I THE BOARD OF DIRECTORS	SECTION I THE BOARD OF DIRECTORS

Article 14.  The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the Shareholders’ Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

	Not applicable	Not applicable

Paragraph 1 At the Shareholders’ Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

	Not applicable	Not applicable

Paragraph 2 At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows:  (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

	Not applicable	Not applicable

Paragraph 3 For the purposes of this Article, the term “Independent Director" means a Director who:  (i) has no connection with the Company other than as a shareholder; (ii) is not the Controlling Shareholder (as defined in Article 39 of these By-Laws), or the spouse or relative up to the second degree of the Controlling Shareholder, is not or has not been, during the previous three (3) years, connected to the Company or to an entity related to the Controlling Shareholder (except for persons connected to public teaching and/or research institutions); (iii) has not been, during the previous three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any subsidiary of the Company; (iv) is not a supplier or a purchaser, directly or indirectly, of the Company’s services and/or products to such an extent that loss of independence may be implied;  (v) is not an employee or manager of a company or entity which is offering or bidding for services and/or products of the Company, of a magnitude which might imply the loss of independence; (vi) is not the spouse or relative up to the second degree of any manager of the Company and

Paragraph 3 For the purposes of this Article, the term “Independent Director" means a Director who:  (i) has no connection with the Company other than as a shareholder; (ii) is not the Controlling Shareholder (as defined in Article 40 of these By-Laws), or the spouse or relative up to the second degree of the Controlling Shareholder, is not or has not been, during the previous three (3) years, connected to the Company or to an entity related to the Controlling Shareholder (except for persons connected to public teaching and/or research institutions); (iii) has not been, during the previous three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any subsidiary of the Company; (iv) is not a supplier or a purchaser, directly or indirectly, of the Company’s services and/or products to such an extent that loss of independence may be implied;  (v) is not an employee or manager of a company or entity which is offering or bidding for services and/or products of the Company, of a magnitude which might imply the loss of independence; (vi) is not the spouse or relative up to the second degree of any manager of the Company and

Amendment due to the inclusion of article 23.

(vii) does not receive any remuneration from the Company other than that of director (benefits in cash arising from participation in the share capital are excluded from this restriction).  An Independent Director is also one who is elected at a separate election, by holders of voting shares who represent at least fifteen percent (15%) of the total of shares with the right to vote, or by holders of non-voting shares or shares with restricted voting rights who represent ten percent (10%) of the share capital, in terms of Article 141, paragraphs 4 and 5, of Law No. 6.404/76.  The minutes of the general meeting at which an Independent Director is elected shall expressly state the qualifications to be considered as such.

	Not applicable	Not applicable
Paragraph 4 At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.	Not applicable	Not applicable

Paragraph 5 A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

	Not applicable	Not applicable

Paragraph 6 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Bank.

	Not applicable	Not applicable

Article 15.  The Board of Directors shall have one (1) Chairman and one (1) Deputy Chairman, who shall be elected by a majority of the votes of those present at the Shareholders’ Meeting which appoints the members of the Board of Directors, subject to the provisions of Paragraph 2 in the event of the positions falling vacant, or during temporary absences or impediments in the positions of Chairman and Deputy Chairman.

	Not applicable	Not applicable

Paragraph 1 The Chairman of the Board of Directors shall be substituted by the Deputy Chairman during temporary absences or impediments.  During temporary absences or impediments of the Deputy Chairman, the Chairman shall appoint a substitute from the remaining members.  In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute from among the other members.

	Not applicable	Not applicable

Paragraph 2 The substitutions provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

	Not applicable	Not applicable

Paragraph 3 If the position of a member of the Board of Directors shall fall vacant, as a result of death, resignation or dismissal, a substitute shall be appointed by the remaining directors, for subsequent approval at the next Shareholders’ Meeting.  If the position of Chairman shall fall vacant, the Deputy Chairman shall assume the position and remain until the next Shareholders’ Meeting, appointing a substitute as Deputy Chairman from among the remaining Directors.  In the event that the position of Deputy Chairman shall fall vacant, the Chairman shall appoint a substitute from among the other Directors.

	Not applicable	Not applicable
Article 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.	Not applicable	Not applicable

Paragraph 1 Meetings shall be called by means of a written communication delivered to each member of the Board of Directors at least five (5) business days in advance, unless a majority of the members shall set a shorter period, which however may not be less than forty-eight (48) hours, subject to the provisions of paragraph 3 of this article.

	Not applicable	Not applicable
Paragraph 2 The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.	Not applicable	Not applicable
Paragraph 3 The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.	Not applicable	Not applicable

Paragraph 4 The meetings of the Board of Directors shall be held at the head office of the Company or, if all the Directors shall so decide, at another location.  The members of the Board of Directors may also hold meetings by means of teleconference, videoconference or other similar means of communication, which shall take place in real time and shall be considered to be a complete process.

	Not applicable	Not applicable

Paragraph 5 Meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members.  If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum.  Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

	Not applicable	Not applicable

Paragraph 6 Meetings of the Board of Directors shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all resolutions shall be minuted and registered in the appropriate book, with those that affect third parties being published.

	Not applicable	Not applicable

Paragraph 7 The decisions of the Board of Directors shall be taken by a majority of the votes of the members present.	Not applicable	Not applicable
Article 17. In addition to the attributes accorded by law or by the By-Laws, the Board of Directors will be responsible for the following:	Not applicable	Not applicable
I. To comply with and to ensure compliance with these By-Laws and resolutions of Shareholders’ Meeting;	Not applicable	Not applicable
II. to set the general guidelines for the business and operations of the Company;	Not applicable	Not applicable
III. to appoint and dismiss Officers and to define their duties;	Not applicable	Not applicable
IV. to set the remuneration, the indirect benefits and the other incentives of the Officers, within the global management remuneration limits approved in the Shareholders’ Meeting;	Not applicable	Not applicable

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

	Not applicable	Not applicable
VI. to choose and to dismiss the independent auditors and to fix their remuneration, as well as to call on them to give the explanations that it may consider necessary about any matter;	Not applicable	Not applicable
VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the Shareholders’ Meeting;	Not applicable	Not applicable

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the Shareholders’ Meeting for the purpose of profits retention;

	Not applicable	Not applicable
IX. to decide on the convening of Shareholders’ Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;	Not applicable	Not applicable

X. to submit to the Annual Shareholders’ Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

	Not applicable	Not applicable
XI. to submit proposals to the Shareholders’ Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the By-Laws;	Not applicable	Not applicable
XII. to present proposals to the Shareholders’ Meeting for the liquidation, merger, split or amalgamation of the Bank;	Not applicable	Not applicable

XIII. to approve increases in the share capital of the Bank, without the need for amendment to the By-Laws, within the limit authorized in Paragraph 1 of Article 5 of these By-Laws, fixing the price, the period for payment and the conditions for the issue of the shares, having the power, also, to exclude preemptive rights or to reduce the period for their exercise when shares and subscription warrants are issued, whether they are placed by means of a sale on the stock exchange or by public subscription or under a public offer for the acquisition of Control, under the terms established in law;

	Not applicable	Not applicable
XIV. to consider the issue of subscription warrants, as provided in Paragraph 2 of Article 5 of these By-Laws;	Not applicable	Not applicable

XV. to grant, after approval at the Shareholders’ Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders’ Meeting;

	Not applicable	Not applicable
XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;	Not applicable	Not applicable
XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;	Not applicable	Not applicable
XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;	Not applicable	Not applicable

XIX. to authorize the acquisition or disposal of investments in corporate shareholdings in amounts exceeding five percent (5%) of shareholders’ equity as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting, and to authorize the establishment of joint ventures or of strategic alliances with third parties;

	Not applicable	Not applicable
XX. to appoint or dismiss the Company’s Ombudsman;	Not applicable	Not applicable

XXI.  to appoint or dismiss members of the Audit Committee and of the Remuneration and Appointments Committee, to fill vacancies arising from death, resignations or dismissal and to approve each body’s Internal Regulations, subject to the provisions of Chapters VI and VII of these By-Laws;

	Not applicable	Not applicable

XXII.  To authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they exceed five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

	Not applicable	Not applicable

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these By-Laws;

	Not applicable	Not applicable
XXIV. to approve the engagement of an institution providing services for share registration or share deposit certificates ("Units");	Not applicable	Not applicable
XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;	Not applicable	Not applicable

XXVI. to prepare a list of three institutions or companies specializing in economic company valuation, for the preparation of the valuation report on the Bank’s shares, in the event of the cancellation of registration as a publicly-held company or quitting Level 2, as defined in Chapter X of these By-Laws;

	Not applicable	Not applicable

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following:  (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company;  (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

	Not applicable	Not applicable
XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;	Not applicable	Not applicable

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these By-Laws;

	Not applicable	Not applicable
XXX. subject to the provisions of these By-Laws and the current legislation, to decide on the organization of its work and to adopt or issue regulations for its proper functioning;	Not applicable	Not applicable
XXXI. to establish rules relating to the Units, as provided for in Chapter XIII of these By-Laws;	Not applicable	Not applicable

XXXII. to supervise the planning, operation, control and review of the remuneration policy for the Company's managers, taking into account the proposals of the Remuneration and Appointments Committee; and

	Not applicable	Not applicable
XXXIII. to ensure that the managers’ remuneration policy is in accordance with the regulations issued by the Central Bank of Brazil.	Not applicable	Not applicable

Article 18.  It is the responsibility of the Chairman of the Board of Directors:
I. to call and chair its meetings; II. to convene the Shareholders’ Meeting; III. to give guidance on the preparation of Board meetings; IV. to arrange special tasks for the Directors; and V. when the Supervisory Board is in operation, to invite its members to attend meetings of the Board of Directors when its agenda includes matters on which the Supervisory Board should give an opinion.

	Not applicable	Not applicable

SECTION II EXECUTIVE BOARD	SECTION II EXECUTIVE BOARD

Article 19.  The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Committee must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

	Not applicable	Not applicable
Paragraph 1 The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.	Not applicable	Not applicable
Paragraph 2 The designation of the positions referred to above shall be made at the time of their election.	Not applicable	Not applicable
Paragraph 3 Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.	Not applicable	Not applicable

Paragraph 4 When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

	Not applicable	Not applicable
Paragraph 5 The office of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.	Not applicable	Not applicable
Article 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.	Not applicable	Not applicable

Paragraph 1 If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

	Not applicable	Not applicable

Paragraph 2 When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

	Not applicable	Not applicable
Article 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.	Not applicable	Not applicable

Paragraph 1 Meetings of the Executive Board, with the exceptions contained in paragraphs 3 and 4 of this Article, shall take decisions on a majority of the votes of the members present, subject to the provisions of clause V of Article 26 below, and they may be held when the following are present:
I – the CEO and any eight (8) members of the Executive Board, excluding Officers without specific designation; or II – two (2) Executive Vice-Presidents and any seven (7) members of the Executive Board, excluding Officers without specific designation; or III - one (1) Senior Executive Vice-President or one Executive Vice-President and any ten (10) members of the Executive Board, including Officers without specific designation.

Paragraph 1 Meetings of the Executive Board, with the exceptions contained in paragraphs 3 and 4 of this Article, shall take decisions on a majority of the votes of the members present, subject to the provisions of clause V of Article 27 below, and they may be held when the following are present:
I – the CEO and any eight (8) members of the Executive Board, excluding Officers without specific designation; or II – two (2) Executive Vice-Presidents and any seven (7) members of the Executive Board, excluding Officers without specific designation; or III - one (1) Senior Executive Vice-President or one Executive Vice-President and any ten (10) members of the Executive Board, including Officers without specific designation.

Amendment due to the inclusion of article 23.

Paragraph 2 Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be minuted and registered in the appropriate book, by the members present, with those that affect third parties being published.

	Not applicable	Not applicable

Paragraph 3 The matters dealt with in clause VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

	Not applicable	Not applicable

Paragraph 4 The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 26, both of these By-Laws.

Paragraph 4 The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 27, both of these By-Laws.

Amendment due to the inclusion of article 23.
Article 22. The attributions and duties of the Executive Board are:	Not applicable	Not applicable
I – to comply with and to ensure compliance with these By-Laws and the resolutions of Shareholders’ Meetings and of the Board of Directors;	Not applicable	Not applicable
II – to appoint representatives and correspondents, in Brazil and overseas;	Not applicable	Not applicable

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these By-Laws, with the autonomy to schedule them in the best interests of the Company;

	Not applicable	Not applicable
IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Chapter IX;	Not applicable	Not applicable

V – to authorize the acquisition or disposal of investments in shareholdings of other companies, for amounts between three percent (3%) and five percent (5%) of shareholders' equity as shown in the latest balance sheet approved at the Annual Shareholders’ Meeting;

	Not applicable	Not applicable

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

	Not applicable	Not applicable
VII – to consider the opening, transfer or closing of agencies, affiliates, branches, offices or representative offices, in Brazil or overseas;	Not applicable	Not applicable
VIII – to submit the financial statements to the Board of Directors;	Not applicable	Not applicable
IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies which control the activities of the Company; and	Not applicable	Not applicable
X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 26 of these By-Laws.	X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 27 of these By-Laws.	Amendment due to the inclusion of article 23.
No provision existed.

Article 23.  The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, important projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

It was incluced the article for statutory prevision of the Executive Committee. This formalization can help to understand of Governance of Company structure. There is no economic effect.
No provision existed.	Paragraph 1 The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.	Not applicable
No provision existed.	Paragraph 2 The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.	Not applicable

Article 23.  The Company shall be represented in all the acts, transactions and documents that bind it:
I – by any two members of the Executive Board, excluding Officers without specific designation; II – by one Officer without specific designation, jointly with the CEO, or one (1) Senior Executive Vice-President, or one Executive Vice-President, or one (1) Executive Officer; III – by a member of the Executive Board jointly with a specially designated proxy-holder; or IV – by two proxy-holders jointly, specifically designated to act as representatives of the Company.

Article 24.  The Company shall be represented in all the acts, transactions and documents that bind it:
I – by any two members of the Executive Board, excluding Officers without specific designation; II – by one Officer without specific designation, jointly with the CEO, or one (1) Senior Executive Vice-President, or one Executive Vice-President, or one (1) Executive Officer; III – by a member of the Executive Board jointly with a specially designated proxy-holder; or IV – by two proxy-holders jointly, specifically designated to act as representatives of the Company.

Amendment due to the inclusion of article 23.

Paragraph 1 Subject to the provisions of paragraph 2 of this Article 23, the proxies issued by the Company shall be signed jointly by any two members of the Executive Board, excluding Officers without specific designation. The proxies shall indicate the powers of the proxy-holder and the period of their duration.

Paragraph 1 Subject to the provisions of paragraph 2 of this Article 24, the proxies issued by the Company shall be signed jointly by any two members of the Executive Board, excluding Officers without specific designation. The proxies shall indicate the powers of the proxy-holder and the period of their duration.

Amendment due to the inclusion of article 23.

Paragraph 2 The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

	Not applicable	Not applicable

Article 24.  Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Article 25.  Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Amendment due to the inclusion of article 23.

Article 25.  The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder:  a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

Article 26.  The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder:  a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

Amendment due to the inclusion of article 23.
Article 26. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:	Article 27. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:	Amendment due to the inclusion of article 23.
I - preside over and manage all the Company’s business and activities;	Not applicable	Not applicable

II – comply with and ensure compliance with these By-Laws, the resolutions of Shareholders’ Meetings and the directives of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in clauses II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these By-Laws, in which cases the meetings of the Executive Board may be chaired by any of its members;

	Not applicable	Not applicable
III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;	Not applicable	Not applicable
IV – define the duties of the members of the Executive Board, except as provided in clause IX of Article 22 of these By-Laws; and	Not applicable	Not applicable
V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.	Not applicable	Not applicable
Sole paragraph. It is the responsibility of:	Not applicable	Not applicable
I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;	Not applicable	Not applicable
II. Executive Vice-Presidents: to carry out the functions attributed to them by the CEO or the Board of Directors.	Not applicable	Not applicable

III. the Investor Relations Officer:  (i) to coordinate, administer, manage and supervise the work of relations with Investors, and to represent the Bank in dealings with shareholders, investors, market analysts, the Securities Commission, Stock Exchanges and other institutions involved in capital markets activities in Brazil and overseas; and (ii) to carry out other duties which shall be attributed by the Board of Directors from time to time.

	Not applicable	Not applicable
IV. Executive Officers: to manage the activities of the departments and areas of the Bank which answer to them and to advise the other members of the Executive Board; and	Not applicable	Not applicable
V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.	Not applicable	Not applicable

CHAPTER V SUPERVISORY BOARD	CHAPTER V SUPERVISORY BOARD

Article 27.  The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

Article 28.  The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

Amendment due to the inclusion of article 23.
Paragraph 1 Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Supervisory Board.	Not applicable	Not applicable

Paragraph 2 The members of the Supervisory Board shall sign the Term of Acceptance of Members of the Supervisory Board referred to in the Level 2 Regulations. The signing of this document in the appropriate book is a necessary pre-condition to taking office, as is the approval by the Central Bank of Brazil of the appointment, and compliance with the applicable legal requirements.

	Not applicable	Not applicable

Paragraph 3 The remuneration of the members of the Supervisory Board shall be fixed at the Shareholders’ Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

	Not applicable	Not applicable
Article 28. The Supervisory Board shall have the attributes and powers conferred on it by law.	Article 29. The Supervisory Board shall have the attributes and powers conferred on it by law.	Amendment due to the inclusion of article 23.

CHAPTER VI THE AUDIT COMMITTEE	CHAPTER VI THE AUDIT COMMITTEE

Article 29. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Amendment due to the inclusion of article 23.
§1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.	Not applicable	Not applicable
§2. The Audit Committee shall report directly to the Company’s Board of Directors.	Not applicable	Not applicable
§3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:	Not applicable	Not applicable
I – establish in the Internal Regulations the operational rules by which it functions;	Not applicable	Not applicable
II – recommend to the Board of Directors the hiring or substitution of the independent auditors;	Not applicable	Not applicable
III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;	Not applicable	Not applicable

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

	Not applicable	Not applicable
V – evaluate compliance by the company’s management with the recommendations made by the independent or internal auditors;	Not applicable	Not applicable

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

	Not applicable	Not applicable
VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;	Not applicable	Not applicable

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

	Not applicable	Not applicable

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies;

	Not applicable	Not applicable
X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.	Not applicable	Not applicable
§4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in section X of the previous paragraph.	Not applicable	Not applicable

CHAPTER VII THE REMUNERATION AND APPOINTMENTS COMMITTEE	CHAPTER VII THE REMUNERATION AND APPOINTMENTS COMMITTEE

Article 30. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Article 31. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Amendment due to the inclusion of article 23.
§1. When the members of the Remuneration and Appointments Committee are to take office, its Coordinator will be appointed.	Not applicable	Not applicable
§2 The Remuneration and Appointments Committee shall report directly to the Company’s Board of Directors.	Not applicable	Not applicable

§3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Remuneration and Appointments Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the remuneration policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable remuneration, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the remuneration policy for the Company’s management;

IV – do annual reviews of the remuneration policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management remuneration, for submission to the shareholders’ meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management remuneration policy;

VIII – analyze the Company’s management remuneration policy in relation to market practices, so as to identify significant distortions in relation to similar companies and propose the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Remuneration and Appointments Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – see to it that the management remuneration policy is at all times compatible with the Company’s risk management policy, targets and current and expected financial position, as well as with the provisions of the applicable legislation and regulations published by the Central Bank of Brazil.

	Not applicable	Not applicable
§ 4 The Board of Directions may remove from office any members of the Remuneration and Appointments Committee at any time.	Not applicable	Not applicable
§ 5 The remuneration of the members of the Remuneration and Appointments Committee shall be set by the Board of Directors once a year.	Not applicable	Not applicable

CHAPTER VIII THE OMBUDSMAN’S DEPARTMENT	CHAPTER VIII THE OMBUDSMAN’S DEPARTMENT

Article 31. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

Article 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

Amendment due to the inclusion of article 23.
§ 1 The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment;	Not applicable	Not applicable

§ 2 The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any complaints received, with full support of the management, and may request information and documents, so that it can carry out its activities.

	Not applicable	Not applicable
Article 32. The terms of reference of the Ombudsman’s Department are:	Article 33. The terms of reference of the Ombudsman’s Department are:	Amendment due to the inclusion of article 23.

I – to receive, record, instruct, analyze and deal in a formal and appropriate manner with complaints from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate, and which have not been resolved through normal channels by its branches and any other customer service outlet;

	Not applicable	Not applicable
II – to provide the necessary clarification and inform the complainants as to the progress of their demands and the arrangements adopted;	Not applicable	Not applicable
III – to inform complainants about the deadline for a final response, which may not exceed thirty days;	Not applicable	Not applicable
IV – to forward a conclusive response to complainants’ demands within the deadline informed in section III above;	Not applicable	Not applicable

V – to propose to the Board of Directors, or in its absence, to the executive management of the companies comprising the company’s financial conglomerate, measures for correcting or enhancing procedures and routines arising from the analysis of complaints received; and

	Not applicable	Not applicable

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the company’s financial conglomerate at the end of each six-month period, a quantitative and qualitative report about the performance of the Ombudsman’s Department, containing the proposals dealt with in section V.

	Not applicable	Not applicable
Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the terms of reference contemplated in this article.	Not applicable	Not applicable
	Not applicable	Not applicable

CHAPTER IX THE FISCAL YEAR, THE FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	CHAPTER IX THE FISCAL YEAR, THE FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 33.The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Article 34.The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Amendment due to the inclusion of article 23.

Article 34. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Article 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Amendment due to the inclusion of article 23.
Article 35. The net income ascertained after legal deductions and provisions shall be distributed as follows:	Article 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:	Amendment due to the inclusion of article 23.
I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the capital stock;	Not applicable	Not applicable
II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;	Not applicable	Not applicable

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the capital stock and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the Shareholders’ Meeting to decide on the balance, distributing it to the shareholders or to increasing the capital stock; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the company’s General Budget submitted by management for approval by the Shareholders’ Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

	Not applicable	Not applicable

Article 36. During the fiscal year, the Executive Board, with the approval of the Board of Directors may:
I – declare dividends for the account of the income ascertained in the six-month balance sheet;
II – determine the raising of quarterly, bimonthly or monthly balance sheets and declare dividends for the account of the income ascertained on those balance sheets, provided the total dividends paid in each six-month period of the fiscal year do not exceed the total of the capital reserves dealt with in paragraph 1 of article 182 of Law 6.404/76; and
III – declare intermediate dividends for the account of the retained earnings or profit reserves shown on the latest annual or semi-annual balance sheet.

Article 37. During the fiscal year, the Executive Board, with the approval of the Board of Directors may:
I – declare dividends for the account of the income ascertained in the six-month balance sheet;
II – determine the raising of quarterly, bimonthly or monthly balance sheets and declare dividends for the account of the income ascertained on those balance sheets, provided the total dividends paid in each six-month period of the fiscal year do not exceed the total of the capital reserves dealt with in paragraph 1 of article 182 of Law 6.404/76; and
III – declare intermediate dividends for the account of the retained earnings or profit reserves shown on the latest annual or semi-annual balance sheet.

Amendment due to the inclusion of article 23.
§ 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the Shareholders’ Meeting.	Not applicable	Not applicable

§ 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 35 hereof, within the terms of the pertinent legislation.

§ 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 36 hereof, within the terms of the pertinent legislation.

Amendment due to the inclusion of article 23.
§ 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the company.	Not applicable	Not applicable
Article 37. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.	Article 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.	Amendment due to the inclusion of article 23.
Article 38. the Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.	Article 39. the Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.	Amendment due to the inclusion of article 23.

CHAPTER X DISPOSAL OF SHAREHOLDER CONTROL, CANCELLATION OF THE REGISTRATION AS A PUBLIC COMPANY, EXIT FROM LEVEL 2	CHAPTER X DISPOSAL OF SHAREHOLDER CONTROL, CANCELLATION OF THE REGISTRATION AS A PUBLIC COMPANY, EXIT FROM LEVEL 2
Section I - Definitions	Section I - Definitions
Article 39. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:	Article 40. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:	Amendment due to the inclusion of article 23.
“Controlling Shareholder” means the shareholder or group of shareholders that control the company.	Not applicable	Not applicable
“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the company.	Not applicable	Not applicable
“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the company.	Not applicable	Not applicable

“Shares in Free Float” means all shares issued by the company, except for the shares held by the controlling shareholder, and by persons related to them, by the bank’s management and those in Treasury.

	Not applicable	Not applicable
“Disposal of Control of the Company” means the onerous transfer of the Controlling Shares to third parties.	Not applicable	Not applicable
“Acquirer” means the person to whom the Transferor Controlling Shareholder transfers the Controlling Shares in a Disposal of Control of the Company.	Not applicable	Not applicable

“Shareholders Group” means the group of people: (i) bound by voting contracts or agreements of any nature, whether directly or through subsidiary companies, parent companies or those under common control, or (ii) between whom a control relationship exists; or (iii) under common control.

	Not applicable	Not applicable

“Controlling Power” or “Control” means the power actually used to command the business activities and to provide guidance as to how the Bank’s bodies function, directly or indirectly, factually or by law, regardless of the shareholding interest held. There is a presumption of ownership of control in regard to the person or group of shareholders in possession of shares which have assured them/it an absolute majority of the votes of the shareholders present at the last three company shareholders’ meetings, even though they/it do/does not own shares that assure them/it the absolute majority of the voting capital.

	Not applicable	Not applicable
“Economic Value” means the value of the company and its shares as determined by a specialist company using recognized methodology, or based on other criteria as may be defined by the CVM.	Not applicable	Not applicable
	Not applicable	Not applicable

Section II – Disposal of Control of the Company	Section II – Disposal of Control of the Company

Article 40. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation and in the Regulations of Level 2, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

Article 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation and in the Regulations of Level 2, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

Amendment due to the inclusion of article 23.
§ 1 Disposal of control of the bank depends on authorization from the Central Bank of Brazil.	Not applicable	Not applicable

§ 2 The Transferor Controlling Shareholder may not transfer ownership of their shares, nor may the company register any transfer of shares to the Acquirer of the Controlling Power, or to those who may hold the Controlling Power, until they have signed the Instrument of Consent of the Controlling Parties contemplated in the Regulations of Level 2.

	Not applicable	Not applicable

§ 3 No Shareholders’ Agreement providing for the exercise of Controlling Power may be registered at the Company’s principal place of business unless the signatories have signed the Instrument of Consent referred to in paragraph 2 of this article, which shall be sent immediately to the BM&FBOVESPA.

	Not applicable	Not applicable

Article 41. The public offering to which the previous article refers shall also come to be:
I. in cases of onerous assignment of the rights to subscribe shares and other securities or rights involving securities convertible to shares that may result in the Disposal of Control of the Company; or
II. In case of disposal of control of a company holding controlling power in the company, whereby in this case the Transferor Controlling Shareholder shall be bound to declare to the BM&FBOVESPA the value attributed to the company in this disposal, attaching documentary proof.

Article 42. The public offering to which the previous article refers shall also come to be:
I. in cases of onerous assignment of the rights to subscribe shares and other securities or rights involving securities convertible to shares that may result in the Disposal of Control of the Company; or
II. In case of disposal of control of a company holding controlling power in the company, whereby in this case the Transferor Controlling Shareholder shall be bound to declare to the BM&FBOVESPA the value attributed to the company in this disposal, attaching documentary proof.

Amendment due to the inclusion of article 23.

Article 42. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 40 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Article 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Amendment due to the inclusion of article 23.

Sole paragraph. Following a transaction for Disposal of Control of the Company, the Acquirer, when necessary, shall take the proper steps to restore the minimum percentage of 25% (twenty-five per cent) of all shares in free float within the 6 (six) month following the acquisition of Controlling Power.

	Not applicable	Not applicable

Section III – Cancellation of Registration as a Public Company and Exit from Level 2	Section III – Cancellation of Registration as a Public Company and Exit from Level 2

Article 43. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 47 of the bylaws, with due regard for the applicable legal and regulatory rules.

Article 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 48 of the bylaws, with due regard for the applicable legal and regulatory rules.

Amendment due to the inclusion of article 23.

Art. 44 Should the shareholders gathered at a Extraordinary Shareholders’ Meeting decide (i) to take the company out of Level 2, so that the securities issued by it are then entered for trading outside Level 2 or (ii) by virtue of the corporate reorganization, should the company arising from said reorganization not see its shares entered for trading at Level 2 within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that approved said operation, the controlling shareholder shall make a public offering to acquire the shares belonging to the other shareholders of the Bank, whose minimum offer price shall reflect the economic value ascertained in the fairness opinion mentioned in article 47 of these bylaws, with due regard for the applicable legal and regulatory laws. Notice regarding the holding of the public offering for the acquisition of shares shall be notified to the BM&FBOVESPA and disclosed to the market immediately after the company Shareholders’ Meeting which approves said exit or reorganization, as the case may be.

Art. 45 Should the shareholders gathered at a Extraordinary Shareholders’ Meeting decide (i) to take the company out of Level 2, so that the securities issued by it are then entered for trading outside Level 2 or (ii) by virtue of the corporate reorganization, should the company arising from said reorganization not see its shares entered for trading at Level 2 within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that approved said operation, the controlling shareholder shall make a public offering to acquire the shares belonging to the other shareholders of the Bank, whose minimum offer price shall reflect the economic value ascertained in the fairness opinion mentioned in article 48 of these bylaws, with due regard for the applicable legal and regulatory laws. Notice regarding the holding of the public offering for the acquisition of shares shall be notified to the BM&FBOVESPA and disclosed to the market immediately after the company Shareholders’ Meeting which approves said exit or reorganization, as the case may be.

Amendment due to the inclusion of article 23.

Sole paragraph. The public offering for the acquisition of shares as contemplated in the main paragraph of article 44 shall not apply where the exit from Level 2 takes place in order to enter into an agreement to participate in Novo Mercado.

Sole paragraph. The public offering for the acquisition of shares as contemplated in the main paragraph of article 45 shall not apply where the exit from Level 2 takes place in order to enter into an agreement to participate in Novo Mercado.

Amendment due to the inclusion of article 23.

Article 45. In the event there is no controlling shareholder, should it be decided that the company shall exit Level 2, so that its shares are then entered for trading outside Level 2, or by virtue of the corporate reorganization contemplated in line (ii) of the main paragraph of article 44, said exit shall be conditional on holding a public offering for the acquisition of shares on the same conditions contemplated in the above article.

Article 46. In the event there is no controlling shareholder, should it be decided that the company shall exit Level 2, so that its shares are then entered for trading outside Level 2, or by virtue of the corporate reorganization contemplated in line (ii) of the main paragraph of article 45, said exit shall be conditional on holding a public offering for the acquisition of shares on the same conditions contemplated in the above article.

Amendment due to the inclusion of article 23.

§ 1. The shareholders’ meeting shall appoint those responsible for holding the public offering for the acquisition of shares, who, present at the meeting, shall expressly take upon themselves the obligation to make the offering.

	Not applicable	Not applicable

§ 2. Where there is no appointment of those responsible for holding the public offering for the acquisition of shares, where in the case of a corporate reorganization the securities of company resulting from the latter are not entered for trading on Corporate Governance Level 2, it shall be incumbent on the shareholders who voted in favor of the corporate reorganization to make the offering.

	Not applicable	Not applicable

Article 46. The exit of the company from Level 2 on account of non-compliance with the obligations shown in the Regulations of Level 2 is conditional on making a public offering for the acquisition of shares for at least the economic value of the shares to be ascertained in the fairness opinion dealt with in article 47 of these bylaws, with due regard for the applicable legal and regulatory rules.

Article 47. The exit of the company from Level 2 on account of non-compliance with the obligations shown in the Regulations of Level 2 is conditional on making a public offering for the acquisition of shares for at least the economic value of the shares to be ascertained in the fairness opinion dealt with in article 48 of these bylaws, with due regard for the applicable legal and regulatory rules.

Amendment due to the inclusion of article 23.
§ 1. The controlling shareholder shall make the public offering for the acquisition of shares contemplated in the main paragraph of this article.	Not applicable	Not applicable

§ 2. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises from a decision by the Shareholders’ Meeting, the shareholders who voted in favor of the decision that implied the respective non-compliance shall make the public offering for the acquisition of shares contemplated in the main paragraph of this article.

	Not applicable	Not applicable

§ 3. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises on account of a management act or fact, the company’s management shall call a shareholders’ meeting whose order of the day shall be to decide on how to correct the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may be, to decide on the company’s exit from Level 2.

	Not applicable	Not applicable

§ 4º. Should the shareholders’ meeting mentioned in paragraph 3 above decide on the company’s exit from Level 2, said shareholders’ meeting shall appoint those responsible for holding the public offering for the acquisition of shares, mentioned in the main paragraph of this article. Those responsible, present at the meeting, shall expressly take upon themselves the obligation to make the offering.

	Not applicable	Not applicable

Article 47. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Article 48. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Amendment due to the inclusion of article 23.

§ 1. The choice of specialist institution or company responsible for determining the economic value of the bank pursuant to Chapter X of these bylaws is the private competence of the shareholders’ meeting as from when the Board of Directors submits the list of three names, and this decision shall be taken by an absolute majority of the votes of shareholders representing the shares in free float present at the shareholders’ meeting that decides on the matter; blank votes shall not be counted, and each share, regardless of the type or class, shall be entitled to one vote. The shareholders’ meeting contemplated in paragraph 1, if in session at the first call, shall count on the presence of shareholders representing at least 20% (twenty per cent) of the total shares in free float or, if in session after a second call, may count on the presence of any number of shareholders representing the shares in free float.

	Not applicable	Not applicable
§ 2. The costs of preparing the fairness opinion shall be born in full by those responsible for holding the public offering for the acquisition of the shares.	Not applicable	Not applicable

Section IV – Ordinary Provisions	Section IV – Ordinary Provisions

Article 48. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Article 49. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Amendment due to the inclusion of article 23.

Article 49. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

Article 50. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

Amendment due to the inclusion of article 23.

Sole paragraph: The provisions of the Level 2 Regulations shall take precedence over the provisions of the bylaws, in cases where the rights of those for whom the public offerings contemplated herein are adversely affected.

	Not applicable	Not applicable

CHAPTER XI ARBITRATION	CHAPTER XI ARBITRATION

Article 50. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices, in the Level 2 Regulations, in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Article 51. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices, in the Level 2 Regulations, in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Amendment due to the inclusion of article 23.
§ 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.	Not applicable	Not applicable

§ 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

	Not applicable	Not applicable
§ 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.	Not applicable	Not applicable

§ 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be handed down. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

	Not applicable	Not applicable

CHAPTER XII LIQUIDATION	CHAPTER XII LIQUIDATION

Article 51. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

Article 52. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

Amendment due to the inclusion of article 23.

CHAPTER XIII ISSUE OF UNITS	CHAPTER XIII ISSUE OF UNITS
Article 52. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).	Article 53. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).	Amendment due to the inclusion of article 23.
§ 1. Each Unit shall represent 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company and shall be in book form.	Not applicable	Not applicable

§ 2. The Units shall be issued in case of a public offering for primary and/or secondary distribution, or against a request from the shareholders who so desire, with due regard for the rules established by the Board of Directors, in accordance with the provisions of these bylaws.

	Not applicable	Not applicable
§ 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.	Not applicable	Not applicable
Article 53. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.	Article 54. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.	Amendment due to the inclusion of article 23.

Article 54. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

Article 55. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

Amendment due to the inclusion of article 23.
§ 1. The respective holder may be charged the cost of canceling and transferring the Unit.	Not applicable	Not applicable

§ 2. The Board of Directors of the company may at any time suspend for a determinate period the possibility of cancelling the Units as contemplated in article 52, §2 and in the main paragraph of this article, in case of the commencement of the public offering for primary and/or secondary distribution of Units, in the local and/or international market, whereby in this case the suspension period may not exceed 180 (one hundred and eighty) days.

§ 2. The Board of Directors of the company may at any time suspend for a determinate period the possibility of cancelling the Units as contemplated in article 53, §2 and in the main paragraph of this article, in case of the commencement of the public offering for primary and/or secondary distribution of Units, in the local and/or international market, whereby in this case the suspension period may not exceed 180 (one hundred and eighty) days.

Amendment due to the inclusion of article 23.
§ 3. Units subject to burdens, lien or encumbrances may not be canceled.	Not applicable	Not applicable

Article 55. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.	Article 56. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.	Amendment due to the inclusion of article 23.

§ 1 The right to participate in the company’s shareholder meetings, exercising therein all prerogatives conferred on the shares represented by the Units, against proof of ownership, rests exclusively with the holder of the Units. The Unit holder may be represented at shareholder meetings by an attorney-in-fact constituted under the terms of article 6, § 2 of these bylaws.

	Not applicable	Not applicable
§ 2 In the event of splits, groupings, bonuses or the issue of new shares by capitalizing profits or reserves, the following rules shall be observed in regard to the Units:	Not applicable	Not applicable

(i) In the event of an increase in the quantity of shares issued by the company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

	Not applicable	Not applicable

(ii) In the event of a reduction in the quantity of shares issued by the company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

	Not applicable	Not applicable

Article 56. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Article 57. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Amendment due to the inclusion of article 23.

Article 57. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

Article 58. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

Amendment due to the inclusion of article 23.

CHAPTER XIV GENERAL AND TRANSITORY PROVISIONS	CHAPTER XIV GENERAL AND TRANSITORY PROVISIONS

Article 58. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities, with due regard for Level 2 Regulations.

Article 59. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities, with due regard for Level 2 Regulations.

Amendment due to the inclusion of article 23.

Exhibit V

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionsitas: Information about the bank, such as corporate governance practices and curriculum of other members of the Board of Directors.

▪    www.bovespa.com.br:  Level 2 Listing Regulations of Corporate Governance.

▪    www.cvm.gov.br:  Brazilian Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 03, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer